

2018
Notice of Annual Meeting of Shareholders

December 11, 2018
4:00 p.m. Central Time

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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WINNEBAGO INDUSTRIES, INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

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Notice of Annual Meeting
of Shareholders
to be held December 11, 2018

Dear Fellow Shareholders,

Winnebago Industries, Inc. will hold its 2018 Annual Meeting of Shareholders on December 11, 2018, at 4:00 p.m. Central Standard Time. The Annual Meeting will be completely virtual. You may attend the meeting, submit questions, and vote your shares electronically during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/WGO2018 and entering the 16-digit control number included with the Notice of Internet Availability or proxy card. Instructions on how to attend and participate in the Annual Meeting via the webcast are posted on this site as well.

The proxy materials were either made available to you over the Internet or mailed to you on or about October 31, 2018. At the meeting, shareholders will be asked to:

		BOARD RECOMMENDATIONS
1	Elect three Class I directors to hold office for a three-year term;	FOR
2	Approve, on an advisory basis, the compensation of our Named Executive Officers;	FOR
3	Approve the 2019 Omnibus Incentive Plan;	FOR
4	Ratify the selection of Deloitte & Touche LLP as our independent registered public accountant for fiscal 2019; and	FOR
	Act on any other matters that may properly come before the meeting.	

Only shareholders of record at the close of business on October 16, 2018 may vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors

/s/ Stacy L. Bogart
Stacy L. Bogart
Vice President - General Counsel
and Secretary

Eden Prairie, MN
October 31, 2018

Your Vote Is Important

Whether or not you expect to attend the meeting, please vote via the Internet or telephone or request a paper proxy card to complete, sign and return by mail so that your shares may be voted. A prompt response is helpful and your cooperation is appreciated.

Table of Contents

Winnebago Industries, Inc.

605 West Crystal Lake Road - Forest City, Iowa 50436

Forward-looking Information

Statements in this Proxy Statement not based on historical facts are considered "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions and financial performance.

These statements are intended to constitute "forward-looking" statements in connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Winnebago Industries, Inc., an Iowa corporation (the "Company," "Winnebago Industries," "we," "us" and "our"), is providing this cautionary statement to disclose that there are important factors that could cause actual results to differ materially from those anticipated. Reference is made to our Annual Report on Form 10-K for the fiscal year ended August 25, 2018 (the "2018 Form 10-K") filed with the Securities and Exchange Commission (the "SEC") for a list of such factors.

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation by our Board of Directors of proxies to be used at the Annual Meeting of Shareholders to be held virtually on December 11, 2018, at 4:00 p.m., Central Standard Time, and at any and all adjournments thereof (the "Annual Meeting" or the "Meeting").

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to each shareholder of record, we are now furnishing proxy materials to our shareholders on the Internet. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials, unless you specifically request a printed copy. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review all of the important information contained in the proxy materials.

The Notice of Internet Availability of Proxy Materials also instructs you as to how you may submit your proxy on the Internet. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials.

It is anticipated that the Notice of Internet Availability of Proxy Materials will be mailed to shareholders on or about October 31, 2018.

Only holders of record of our common stock, par value $0.50 per share ("Common Stock"), at the close of business on October 16, 2018 (the "Record Date") will be entitled to receive notice of and to vote at the Annual Meeting. On the Record Date, we had outstanding 31,887,265 shares of Common Stock that were eligible to vote. Each share of Common Stock entitles the holder to one vote on each matter to be voted upon at the meeting. A majority of the outstanding shares of Common Stock represented in person or by proxy will constitute a quorum for the Annual Meeting.

If you submit a proxy or attend the Meeting, your Common Stock will be counted for the purpose of determining whether there is a quorum.

If you submit your proxy without voting instructions, your shares will be voted in favor of each director and each other item considered for shareholder approval. If you hold shares through a broker, follow the voting instructions provided by your broker. Shares held in your name as the shareholder of record may be voted electronically during the Annual Meeting.

The table below summarizes the vote required to approve each proposal, the vote required for each proposal and other important information regarding voting on each proposal:

	Vote Required	Voting Options[1]	Board Recommend-ation[2]	Broker Discretionary Voting Allowed[3]
Item 1: Elect three Class I directors to hold office for a three-year term	Plurality of the votes cast[4]	FOR WITHHOLD	FOR	No
Item 2: Advisory approval of executive compensation (the "Say on Pay" vote)	Majority of the votes cast[5]	FOR AGAINST ABSTAIN	FOR	No
Item 3: Approve the 2019 Omnibus Incentive Plan	Majority of the votes cast	FOR AGAINST ABSTAIN	FOR	No
Item 4: Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountant for the fiscal year ending August 31, 2019	Majority of the votes cast	FOR AGAINST ABSTAIN	FOR	Yes

(1) A withhold vote or abstention will have no impact on the outcome of the voting on any of the proposals.
(2) If you submit a proxy without giving specific voting instructions, your shares will be voted in accordance with the Board's recommendations set forth above.
(3) If broker discretionary voting is not allowed, your broker will not be able to vote your shares on these matters unless your broker receives voting instructions from you. A broker non-vote will have no effect on the outcome of the voting on any of the proposals.
(4) The Board of Directors has adopted a majority voting policy for the election of directors in uncontested elections. Under this policy, in any uncontested election of directors of the Company, if any nominee receives less than a majority of the

votes cast for the nominee, that nominee shall still be elected, but must tender their resignation to the full Board of Directors for consideration at the next regularly scheduled meeting of the Board of Directors. The Board of Directors shall only not accept the tendered resignation for, in their judgment, a compelling reason.

(5) The vote of shareholders on this proposal is not binding on the Company, but rather is advisory in nature; however, the Board of Directors intends to carefully consider the result of the vote on this proposal.

Before the Meeting, you can appoint a proxy to vote your shares of Common Stock by following the instructions as set forth in the Notice of Internet Availability of Proxy Materials. If, by request, you have received a printed copy of our proxy materials, you can appoint a proxy to vote your shares of Common Stock (i) by using the Internet (www.proxyvote.com), (ii) by calling the toll-free telephone number (1-800-690-6903) or (iii) you may indicate your vote by completing, signing and dating the proxy card where indicated and returning the card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by 11:59 p.m. Eastern Standard Time on December 10, 2018.

If a proxy card is executed and returned, it may nevertheless be revoked at any time in accordance with the following instructions. A person may revoke a proxy electronically by

entering a new vote via the Internet or by telephone or a proxy may be revoked by (i) giving written notice to the Secretary of the Company (the "Secretary"), (ii) subsequently granting a later-dated proxy, (iii) attending the Meeting and voting virtually or (iv) executing a proxy designating another person to represent you at the Meeting and voting by your representative at the Meeting. Unless revoked, the shares represented by validly executed proxies will be voted at the Meeting in accordance with the instructions indicated thereon. To revoke a proxy by telephone or the Internet, you must do so by 12:00 p.m. Central Standard Time on December 10, 2018 (following the directions on the instructions as set forth in the Notice of Internet Availability of Proxy Materials or in the printed proxy materials received by request). Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If the Meeting is adjourned for any reason, the proxies can vote your Common Stock on the new Meeting date as well, unless you have revoked your proxy instructions.

Voting Securities and Principal Holders Thereof

The following table contains information with respect to the ownership of Common Stock by each person known to us who is the beneficial owner of more than 5% of the outstanding Common Stock. This information is based on ownership reported as of October 16, 2018 according to SEC filings of the beneficial owners listed below unless more recent information was appropriate to be used.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		% of Common Stock[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	3,849,851 shares of Common Stock	[2]	12.07%
Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, TX 78746	1,836,098 shares of Common Stock	[3]	5.76%

(1)   Based on 31,887,265 outstanding shares of Common Stock on October 16, 2018.

(2)   Based on information provided in a Schedule 13G/A filed with the SEC on January 23, 2018 by BlackRock, Inc., a parent holding company ("Blackrock"). BlackRock reported that it has sole power to vote or direct the vote of 3,785,583 shares and sole power to dispose of or direct the disposition of 3,849,851 shares.

(3)   Based on information provided in a Schedule 13G/A filed with the SEC on February 9, 2018 by Dimensional Fund Advisors LP, an investment adviser ("DFA"). DFA reported that it has sole power to vote or direct the vote of 1,740,810 shares and sole power to dispose of or direct the disposition of 1,836,098 shares.

The following table sets forth certain information known to us with respect to beneficial ownership of our Common Stock, as defined in Rule 13d-3 under the Exchange Act, at October 16, 2018 for (i) each of our directors and director nominees, (ii) each named executive officer of the Company in the summary compensation table below, (iii) all current executive officers (both NEO and non-NEO) and directors as a group. Except as otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares held by such beneficial owner.

Name	Shares of Common Stock Owned Outright	Exercisable Stock Options[1]	Winnebago Stock Units[2]	Total Shares of Common Stock Owned Beneficially	% of Common Stock[3]
Maria F. Blase	—	—	—	—	[4]
Christopher J. Braun	9,740	—	—	9,740	[4]
Stacy L. Bogart	10,000	—	—	10,000	[4]
Robert M. Chiusano	24,700	—	24,880	49,580	[4]
Donald J. Clark	764,426	—	—	764,426	2.39
William C. Fisher	16,740	—	7,134	23,874	[4]
Michael J. Happe	40,802	36,203	—	77,005	[4]
Brian D. Hazelton	12,999	7,412	—	20,411	[4]
Bryan L. Hughes	12,787	3,718	—	16,505	[4]
David W. Miles	6,740	—	—	6,740	[4]
Richard D. Moss	5,140	—	—	5,140	[4]
John M. Murabito	3,840	—	—	3,840	[4]
Martha T. Rodamaker	16,240	—	12,051	28,291	[4]
Directors and executive officers as a group (18 persons)	1,035,915	66,154	44,065	1,146,134	3.57[5]

(1)   Includes shares underlying stock options that are currently exercisable or become exercisable within 60 days.

(2)   Winnebago Stock Units held under our Directors' Deferred Compensation Plan as of October 16, 2018 (see further discussion of the plan in the Director Compensation section). These units are vested and will be settled 100% in Common Stock upon the earliest of the following events: director's termination of service, death or disability or a "change in control" of the Company, as defined in the plan.

(3)   Based on 31,887,265 outstanding shares of Common Stock on October 16, 2018.

(4)   Less than 1%.

(5)   Includes 66,154 shares that directors and executive officers as a group have the right to acquire within 60 days of October 16, 2018 through the exercise of stock options, and shares representing the 44,065 Winnebago stock units held by directors under our Directors' Deferred Compensation Plan as of October 16, 2018.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of our Common Stock (collectively, "Reporting Persons") to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by the SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received or written representations from certain Reporting Persons that no Forms 5 were required for those persons, we believe that, during Fiscal 2018, all Reporting Persons complied with all applicable filing requirements, except that due to an administrative transition, delinquent Form 4 filings were filed as described herein: (i) for a grant of restricted stock on October 18, 2017, a Form 4 was filed on November 22, 2017 for each of Robert Chiusano, Christopher Braun, William Fisher, David Miles, Richard Moss, John Murabito and Martha Rodamaker, (ii) for a grant of stock units on November 30, 2017, a Form 4 was filed on December 8, 2017 for each of Robert Chiusano, William Fisher and Martha Rodamaker, (iii) for a grant of restricted stock on October 18, 2017, a Form 4 was filed on October 23, 2017 for each of Michael Happe, Ashis Bhattacharya, Scott Degnan, Brian Hazelton, Bryan Hughes, Jeff Kubacki, Chris West and Bret Woodson, (iv) for withholding shares to cover taxes upon vesting on October 11, 2017, a Form 4 was filed on October 16, 2017 for each of Michael Happe, Ashis Bhattacharya and Brian Hazelton, (v) for a grant of stock options, settlement of performance awards, a grant of restricted stock and withholding shares to cover taxes upon vesting on October 18, 2017, a Form 4 was filed on October 23, 2017 for each of Scott Folkers and Scott Degnan, (vi) for withholding shares to cover taxes upon vesting on October 16, 2017, a Form 4 was filed on October 19, 2017 for each of Scott Folkers and Scott Degnan, and (vii) for withholding shares to cover taxes upon vesting on October 11, 2017 and October 13, 2017, a Form 4 was filed on October 16, 2017 for each of Scott Folkers, Scott Degnan and Bret Woodson.

Corporate Governance

Board Leadership Structure

Our By-Laws and Corporate Governance Policy delegate to the Board of Directors the right to exercise its discretion to either separate or combine the offices of Board Chair and Chief Executive Officer ("CEO"). This decision is based upon the Board's determination of what is in the best interests of Winnebago Industries and our shareholders, in light of then-current and anticipated future circumstances and taking into consideration succession planning, skills and experience of the individual(s) filling those positions, and other relevant factors.

The Board, as part of its continuing obligation to determine the appropriate role for the Chair, has concluded that at this time the Company should have an independent Chair. The Board concluded that this structure provides us with a strong governance and leadership structure that is designed to exercise independent oversight of members of our management team ("Management") and key issues related to strategy and risk. Since June 14, 2016, Mr. Chiusano, an independent director, has served as Chair.

Required Committees of the Board

In addition, only independent directors serve on the Audit Committee, the Human Resources Committee and the Nominating and Governance Committee of the Board. Non-employee directors regularly hold executive sessions of the Board outside the presence of the CEO or any other employee under the Corporate Governance Policy that requires the Board's independent directors to hold executive sessions at least once each year; such executive sessions are led by the Chair.

The Board recognizes that, depending on the specific characteristics and circumstances of the Company, other leadership structures might also be appropriate. The Company is committed to reviewing this determination on an annual basis.

According to the Company's Corporate Governance Policy, whenever the Chair of the Board is also the CEO or an employee of the Company, the non-employee directors shall select an independent director to preside or lead at each executive session (the "Lead Director"). The Company's Corporate Governance Policy sets forth the authority, duties and responsibilities of any Lead Director.

The Board has established standing Audit, Human Resources, Nominating and Governance and Finance Committees to assist it in the discharge of its responsibilities. Each of such committees is governed by a written charter. A description of each committee, including its membership, principal responsibilities, and meeting frequency, is set forth below.

| | Committees of the Board | | | |
	Audit	Human Resources	Nominating and Governance	Finance
Maria F. Blase [1][2]	X		X	
Christopher J. Braun [1]		X	X	
Robert M. Chiusano (Chair) [1]		X		X
William C. Fisher [1]	X		Chair	
David W. Miles [1][2]	X			Chair
Richard D. Moss [1][2]	Chair			X
John M. Murabito [1]		Chair	X	
Martha T. Rodamaker [1]	X			X
Number of meetings in Fiscal 2018	7	5	5	5
Conducted a self-assessment of its performance	X	X	X	X

(1) Determined to be "independent" under applicable listing standards of the NYSE.
(2) Designated as an "audit committee financial expert" for purposes of Item 407, Regulation S-K under the Securities Act of 1933, as amended.

Audit Committee

Members

Richard D. Moss, Chair

Maria F. Blase

William C. Fisher

David W. Miles

Martha T. Rodamaker

Each year, the committee appoints the independent registered public accountant to examine our financial statements. It reviews with representatives of the independent registered public accountant the auditing arrangements and scope of the independent registered public accountant's examination of the books, results of those audits, any non-audit services, their fees for all such services and any problems identified by and recommendations of the independent registered public accountant regarding internal controls. Others in regular attendance for part of the Audit Committee meeting typically include: the Board Chair; the CEO; the CFO; the Vice President, General Counsel and Secretary; and the Corporate Controller.

The Audit Committee meets at least annually with the CFO, the internal auditors and the independent auditors in separate executive sessions. The Audit Committee is also prepared to meet privately at any time at the request of the independent registered public accountant or members of our Management to review any special situation arising on any of the above subjects. The Audit Committee also performs other duties as set forth in its written charter which is available for review on the Corporate Governance portion of the Investor Relations section of our Web Site at http://www.winnebagoind.com. The Audit Committee annually reviews its written charter and recommends to the Board such changes as it deems necessary.

Nominating and Governance Committee

Members

William C. Fisher, Chair

Maria F. Blase

Christopher J. Braun

John M. Murabito

The Nominating and Governance Committee's charter, which is available for review on the Corporate Governance portion of the Investor Relations section of our Web Site at http://www.winnebagoind.com, establishes the scope of the committee's duties to include: (1) adopting policies and procedures for identifying and evaluating director nominees, including nominees recommended by shareholders; (2) identifying and evaluating individuals qualified to become Board members, considering director candidates recommended by shareholders and recommending that the Board select the director nominees for the next annual meeting of shareholders; (3) establishing a process by which shareholders and other interested parties are able to communicate with members of the Board; (4) developing and recommending to the Board a Corporate Governance Policy applicable to the Company; and (5) reviewing and approving Related Person Transactions (as defined below).

The committee recommended to the Board the director-nominees proposed in this Proxy Statement for election by the shareholders. The Nominating and Governance Committee reviews the qualifications of, and recommends to the Board, candidates to fill Board vacancies as they may occur during the year. The Nominating and Governance Committee will consider suggestions from all sources, including shareholders, regarding possible candidates for director. See also "Fiscal Year 2019 Shareholder Proposals" for a summary of the procedures that shareholders should follow to nominate a director.

Finance Committee

Members

David W. Miles, Chair

Robert M. Chiusano

Richard D. Moss

Martha T. Rodamaker

The Finance Committee's charter, which is available for review on the Corporate Governance portion of the Investor Relations section of our Web Site at http://www.winnebagoind.com, establishes the scope of the committee's duties to include: recommending to the Board financial policies, goals, and budgets that support the financial health, strategic goals, mission, and values of the Company, including the long-range financial plan of the Company, and annual capital budgets; evaluating major capital expenditures and financial transactions.

The Finance Committee has oversight in the following specific areas: strategic transactions, capitalization and debt and equity offerings, capital expenditure plans, financial review of business plans, rating agencies and investor relations, dividends, share repurchase authorizations, investment policy, debt management, tax strategies, and financial risk management.

Human Resources Committee

Members

John Murabito, Chair

Christopher J. Braun

Robert M. Chiusano

The Human Resources Committee's charter, which is available for review on the Corporate Governance portion of the Investor Relations section of our Web Site at http://www.winnebagoind.com, establishes the scope of the committee's duties to include: (1) reviewing and approving corporate goals and objectives relevant to compensation of our CEO, evaluating performance and compensation of our CEO in light of such goals and objectives and establishing compensation levels for other executive officers; (2) overseeing the evaluation of our executive officers (other than the CEO) and approving the general compensation program and salary structure of such executive officers; (3) administering and approving awards under our incentive compensation and equity-based plan; (4) reviewing and approving all executive officer compensation, including any executive employment agreements, severance agreements, and change in control agreements; (5) from time to time, reviewing the list of peer group companies used for compensation purposes; (6) reviewing and approving Board retainer fees, attendance fees, and other compensation, if any, to be paid to non-employee directors; (7) reviewing and discussing with Management the Compensation Discussion and Analysis section and certain other disclosures, including those relating to compensation advisors, compensation risk and the "say on pay" vote, as applicable for our Form 10-K and proxy statement; and (8) preparing the committee's annual report on executive compensation for our Form 10-K and proxy statement.

Role of Executive Officers — In Fiscal 2018, the Human Resources Committee delegated authority to designated members of Management to approve employment compensation packages for certain employees, not including the Named Executive Officers (NEOs) (as defined below), under certain circumstances. During Fiscal 2018, Mr. Happe as CEO, recommended to the committee proposals for base salary, target short-term incentive levels, actual short-term incentive payouts and long-term incentive grants for select NEOs for Fiscal 2019. The committee separately considers, discusses, modifies as appropriate, and takes action on such proposals and determines the compensation of the CEO and other NEOs. See "Compensation Discussion and Analysis-Role of Executive Officers in Compensation Decisions" below for further detail.

Role of Compensation Consultants — The Human Resources Committee has periodically utilized an outside compensation consultant for matters relating to executive compensation. In Fiscal 2018, the committee retained Willis Towers Watson through March 2018 and Semler Brossy Consulting Group LLC ("Semler Brossy") beginning in April 2018, to advise on certain executive compensation-related matters, as described further in the "Compensation Discussion and Analysis" Section.

Our Board of Directors held six meetings during Fiscal 2018. Actions taken by any committee of the Board are reported generally to the Board of Directors at its next meeting. During Fiscal 2018, all of the directors attended more than 75% of the aggregate of Board of Directors' meetings and meetings of committees of the Board on which they served. Our Corporate Governance Policy, discussed below, encourages, but does not require, Board members to attend annual meetings of shareholders. At the last annual meeting of shareholders, all of the then-current directors were in attendance.

Executive Sessions of Non-Employee Directors **—** Independent directors meet privately in executive sessions to consider such matters as they deem appropriate, without Management being present, as a routinely scheduled agenda item for every Board meeting and at least once a year. pursuant to the requirements of the NYSE. During Fiscal 2018, all non-employee directors were independent.

Procedures With Respect to Nominations of Directors

The Nominating and Governance Committee will consider as a candidate any director who has indicated to the Nominating and Governance Committee that he or she is willing to stand for re-election, and who has not reached the age of 72 years prior to the date of re-election to the Board, as well as any other person who is appropriately recommended by any shareholder. The Nominating and Governance Committee may also undertake its own search process for candidates and may retain the services of professional search firms or other third parties to assist in identifying and evaluating potential nominees.

In considering a potential nominee for the Board, candidates also will be assessed in the context of the then-current composition of the Board, the operating requirements of the Company and the long-term interests of all shareholders. In conducting this assessment, the Nominating and Governance Committee will consider diversity (including, but not limited to, age, experience and skills) and such other factors as it deems appropriate given the then-current and anticipated future needs of the Board and the Company in order to maintain a balance of perspectives, qualifications, qualities and skills on the Board. Although the Nominating and Governance Committee may seek candidates that have different qualities and experiences at different times in order to maximize the aggregate experience, qualities and strengths of the Board members, nominees for each election or appointment of directors will be evaluated using a substantially similar process, without regard to race, religion, gender, national origin or other protected category, and under no circumstances will the Nominating and Governance Committee evaluate nominees recommended by a shareholder of the Company pursuant to a process substantially different than that used for other nominees for the same election or appointment of directors.

The Nominating and Governance Committee may also consider such other factors as it may deem are in the best interests of the Company and its shareholders. The Nominating and Governance Committee does, however, believe it appropriate for at least one member of the Board and Audit Committee to meet the criteria as an "audit committee financial expert" as defined by SEC rules.

During a special Board meeting on September 24, 2018, Maria F. Blase was appointed as a Class I member of the Board of Directors, with her initial term expiring at the 2018 Annual Meeting. The Nominating and Governance Committee led the process for selecting the director nominee and recommending the selected nominee to the Board. A third-party search firm, James Drury Partners Ltd., assisted the Nominating and Governance Committee with its recruitment efforts and identified Ms. Blase as a candidate. The search firm recommended candidates that satisfied the Board's criteria. The search firm also provided research and pertinent information regarding candidates, as the Committee requested.

Policy and Procedures With Respect to Related Person Transactions

The Board of Directors adopted the Winnebago Industries, Inc. Related Person Transaction Policy and Procedures, which provides that the Nominating and Governance Committee will review and approve Related Person Transactions (as defined below); provided that the Human Resources Committee will review and approve the compensation of each employee who is an immediate family member of a director or executive officer and whose compensation exceeds $120,000. The Nominating and Governance Committee has delegated authority to its Chair to act between committee meetings.

The policy defines a "Related Person Transaction" as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000 and in which any Related Person (as defined below) had, has or will have a direct or indirect material interest, other than:

(1) competitively bid or regulated public utility services transactions,
(2) transactions involving trustee type services,
(3) transactions in which the Related Person's interest arises solely from ownership of our equity securities and all equity security holders received the same benefit on a pro rata basis,
(4) an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction if:
   (i) the compensation arising from the relationship or transaction is or will be reported pursuant to the SEC's executive and director compensation proxy statement disclosure rules; or
   (ii) the executive officer is not an immediate family member of another executive officer or director and such compensation would have been reported under the SEC's executive and director compensation proxy statement disclosure rules as compensation earned

for services if the executive officer was a NEO, as that term is defined in the SEC's executive and director compensation proxy statement disclosure rules, and such compensation has been or will be approved, or recommended to our Board of Directors for approval, by the Human Resources Committee of our Board of Directors, or

(5) if the compensation of or transaction with a director is or will be reported pursuant to the SEC's executive and director compensation proxy statement disclosure rules.

"Related Person" is defined as (1) each director, director nominee and executive officer, (2) 5% or greater beneficial owners, or (3) immediate family members of the foregoing persons.

The Nominating and Governance Committee will assess whether a proposed transaction is a Related Person Transaction for purposes of the policy. Under the policy, the Chair of the Nominating and Governance Committee has the authority to pre-approve or ratify (as applicable) any Related Person Transaction with a Related Person in which the aggregate amount involved is expected to be less than $500,000.

The policy recognizes that certain Related Person Transactions are in our and our shareholders' best interests. Each of the following Related Person Transactions are deemed to be pre-approved by the Nominating and Governance Committee pursuant to the policy, even if the aggregate amount involved will exceed $120,000:

- *Certain transactions with other companies.* Any transaction with another company at which a Related Person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares or other equity securities, if the aggregate amount involved does not exceed the greater of $1 million, or 2% of that company's total annual revenues.

- *Certain Company charitable contributions.* Any charitable contribution, grant or endowment by Winnebago Industries or the Winnebago Industries Foundation to a charitable organization, foundation or university at which a Related Person's only relationship is as an employee (other than an officer), if the aggregate amount involved does not exceed $100,000.

The approval procedures in the policy identify the factors the Nominating and Governance Committee will consider in evaluating whether to approve or ratify Related Person Transactions or material amendments to pre-approved Related Person Transactions. The Nominating and Governance Committee will consider the relevant facts and circumstances, including (if applicable) but not limited to: whether the Related Person Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the Related Person's interest in the transaction, and whether the proposed Related Person Transaction is in compliance with or would require disclosure under applicable SEC rules and regulations, NYSE listing requirements and our policies.

The policy provides for the annual pre-approval by the Nominating and Governance Committee of certain Related Person Transactions that are identified in the policy, as the policy may be supplemented and amended. During Fiscal 2018, the only related party transactions involved Donald Clark, one of our executive officers, who has a 20% ownership interest in Three Oaks, LLC, an entity which owns the land and building that Grand Design RV, LLC ("Grand Design") leases in order to operate its business. These related party transactions consist of the following: (i) on February 7, 2018, the lease between Three Oaks, LLC and our wholly-owned subsidiary Grand Design, dated November 8, 2016 was amended to include two additional buildings, and (ii) on July 28, 2018, Grand Design entered into an agreement to purchase approximately 31.7 acres of land from Three Oaks, LLC, which purchase is expected to close in Fiscal 2019. Grand Design has paid $1,405,286 during Fiscal 2018 to Three Oaks, LLC under its amended lease with Three Oaks, LLC, in addition to $900,000 during Fiscal 2018 to Three Oaks, LLC under its other existing lease with them, which was entered into on November 8, 2016, for a total of $2,305,286 paid to Three Oaks, LLC during Fiscal 2018 under its leases with them. Since Grand Design has not closed on the land acquisition referred to above, no amounts have yet been paid for such property; the purchase price agreed to is $729,100. Each of these transactions with Three Oaks, LLC was approved by the Nominating and Governance Committee or the full Board. At the time we acquired Grand Design in 2016, the operating agreement of Three Oaks, LLC was amended to not allow Mr. Clark to vote on any matters relating to transactions with Grand Design. In connection with our acquisition of Grand Design in November 2016, we issued 764,426 shares of our Common Stock to Mr. Clark, which represented Mr. Clark's 1/3 interest in RDB III, Inc. one of the sellers of Grand Design. As part of the issuance of these shares to Mr. Clark, we agreed to register Mr. Clark's shares for resale under the Securities Act of 1933 pursuant to a registration rights agreement. The Company filed an S-3 registration statement for these shares that was declared effective by the SEC in January 2017. Mr. Clark also entered into a lock-up letter agreement, which expired on November 8, 2017, pursuant to which he agreed to not transfer his shares of Common Stock. Also, in connection with the issuance of shares of Common Stock, Mr. Clark entered into a standstill agreement, which expired on November 8, 2017, which prohibited him from taking any hostile actions with respect to the Company including, but not limited to, nominating any person for the Board of Directors, forming any group as defined under the Exchange Act with other former owners of Grand Design, soliciting proxies, calling a special meeting of shareholders, or otherwise taking any actions directly or indirectly that might facilitate a strategic transaction involving the Company. There were no other Related Person Transactions to disclose.

Corporate Governance Policies and Code of Conduct

The Board of Directors has adopted a Corporate Governance Policy and written charters for its Audit Committee, Human Resources Committee, Nominating and Governance Committee and Finance Committee.

On August 15, 2018, the Board of Directors adopted a revised Code of Conduct applicable to all of our directors, officers, employees and business partners, which superseded the Company's previous Code of Ethics. The revised Code of Conduct incorporates a number of revisions intended to make the document more accessible, broadly applicable, comprehensive and current.

These policies, charters, codes and other items relating to our governance are available on the Corporate Governance portion of the Investor Relations section of our Web Site at http://www.winnebagoind.com. These documents are also available in print free of charge to any shareholder who requests them in writing from: Winnebago Industries, Inc., Attn: Vice President-General Counsel and Secretary, 13200 Pioneer Trail, Suite 150, Eden Prairie, MN 55347. Information contained on our Web Site is not incorporated into this Proxy Statement or other securities filings.

Director Independence

Under our Corporate Governance Policy and NYSE rules, the Board must have a majority of directors who meet the standards for independence. The Board must determine, based on a review of all of the relevant facts and circumstances, whether each director satisfies the criteria for independence. The Board undertook an annual review of director and director nominee independence. During this review, the Board considered a variety of relevant facts and circumstances, including a review of all transactions and relationships between each director and director nominee or any member of his immediate family and the Company and its subsidiaries and affiliates known to the Company. The Board also considered whether there were any transactions or relationships between directors, nominees or any member of their immediate family (or any entity of which a director, director nominee or an immediate family member is an executive officer, general partner or significant equity holder).

The purpose of this review was to determine whether any such relationships or transactions existed or exist that were inconsistent with a determination that the director or nominee is independent. As a result of this review, the Board, at its meeting in October 2018, affirmatively determined that each of Ms. Blase (Class I director), Mr. Braun (Class I director), Mr. Chiusano (Class II director), Mr. Moss (Class II director), Mr. Murabito (Class II director), Mr. Miles (Class I director), Ms. Rodamaker (Class I director), and Mr. Fisher (Class III director), are independent as defined by the relevant provisions of applicable law and the NYSE listing standards, and that each independent director and nominee has no material relationship with Winnebago Industries. As a result of this review, the Board determined that a majority of directors are independent.

All members of the Audit Committee, Human Resources Committee, Nominating and Governance Committee and Finance Committee are independent under any additional independence requirements applicable to such committees under the NYSE and SEC standards.

Mr. Happe (Class III director) is not independent because of his employment as CEO and President of the Company.

Shareholder and Other Interested Party Communications with Directors

Shareholders and other interested parties who desire to communicate with our directors or a particular director may write to: Winnebago Industries, Inc., Attn: Vice President-General Counsel and Secretary, 13200 Pioneer Trail, Suite 150, Eden Prairie, MN 55347; or e-mail: SLBogart@winnebagoind.com. All communications must be accompanied by the following information (i) if the person submitting the communication is a shareholder, a statement of the number of shares of Common Stock that the person holds; (ii) if the person submitting the communication is not a shareholder and is submitting the communication to the non-employee directors as an interested party, the nature of the person's interest in the Company; (iii) any special interest, meaning an interest not in the capacity of a shareholder, of the person in the subject matter of the communication; and (iv) the address, telephone number and e-mail address, if any, of the person submitting the communication. Communications received from shareholders and other interested parties to the Board of Directors will be reviewed by the Vice President-General Counsel and Secretary, or such other person designated by all non-employee directors of the Board, and if they are relevant and appropriate, they will be forwarded to the Board Chair or applicable Board member or members as expeditiously as reasonably practicable.

Risk Management Oversight Process

We face a number of risks, including financial, technological, operational, strategic and competitive risks. Management is responsible for the day-to-day management of risks we face, while the Board has responsibility for the oversight of risk management. In its risk oversight role, the Board reviews and monitors our processes for identification, management and mitigation of risk by our Management and assesses whether our processes are adequate and functioning as designed.

Our Board is actively involved in overseeing risk management and it exercises its oversight both through the full Board and through four of the standing committees of the Board: the Audit Committee, the Human Resources Committee, the Nominating and Governance Committee and the Finance Committee. These standing committees exercise oversight of the risks within their areas of responsibility, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees. The Board and these committees receive information used in fulfilling their oversight responsibilities through our executive officers and other advisors, including our legal counsel, our independent registered public accounting firm, our consulting firm for internal controls over financial reporting, and the compensation consultants we have engaged from time to time.

At meetings of the Board, Management makes presentations to the Board regarding our business strategy, operations, financial performance, annual budgets, technology and other matters. Many of these presentations include information relating to the challenges and risks to our business and the

Board and Management actively engage in discussion on these topics. Each of the committees also receives reports from Management regarding matters relevant to the work of that committee. These Management reports are supplemented by information relating to risk from our advisors. Additionally, following committee meetings, the Board receives reports by each committee chair regarding the committee's considerations and actions. In this way, the Board also receives additional information regarding the risk oversight functions performed by each of these committees.

Hedging and Pledging

Hedging transactions can reduce exposure to the risks of stock ownership and thereby affect alignment with the interests of our shareholders. Consequently, we do not permit directors or executive officers to engage in any transaction designed to hedge the market value of their Common Stock. Similarly, directors and executive officers may not pledge their Common Stock as collateral for any loan.

Director Compensation

In Fiscal 2017, the Human Resources Committee engaged an independent, outside compensation consultant, Willis Towers Watson, to update its analysis of the total compensation paid to the Board of Directors (hereinafter, the "2017 Compensation Analysis"). In May of Fiscal 2018, the Committee retained Semler Brossy to serve as outside compensation consultant going forward. Semler Brossy assisted the Committee in reviewing the 2017 Compensation Analysis and made recommendations regarding the types and amounts of compensation the Company pays its non-employee directors. The Committee approved increases to the non-employee directors' compensation beginning in Fiscal 2019 as described below.

Employee directors receive no additional compensation for serving on the Board or its committees. Each of our Non-Employee Directors receives an annual retainer of $75,000 payable monthly, a restricted stock award valued at $95,000, and reimbursement of expenses incurred in attending Board and committee meetings. Due to their increased responsibilities and duties, the Chair of the Board receives an additional annual retainer of $40,000, the Audit Committee Chair receives an additional annual retainer of $10,000, and the Chairs of the other Board committees also receive an additional annual retainer of $5,000.

Commencing with the October 2018 RSU award, all director awards will be prospective for the upcoming year. This means that any new directors will receive a prorated award at the next regularly scheduled Board meeting, if the next regularly scheduled Board meeting is not the meeting at which annual awards are granted. Directors who joined prior to this time will receive an award of the annual grant prior to separation of service from the Board.

Director Compensation Table

The following table sets forth the total compensation paid to each Non-Employee Director for Fiscal 2018, other than reimbursement for travel expenses:

Director	Fees Earned or Paid in Cash[1][2] ($)	Stock Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
Christopher J. Braun	75,000	95,016	—	170,016
Robert M. Chiusano	115,000	95,016	—	210,016
William C. Fisher	80,000	95,016	—	175,016
David W. Miles	80,000	95,016	—	175,016
Richard D. Moss	82,500	95,016	—	177,516
John M. Murabito	78,750	95,016	—	173,766
Martha T. Rodamaker	76,250	95,016	—	171,266
Mark T. Schroepfer[5]	23,669	113,634	17,593	154,896

(1)   Our directors may elect to receive retainer fees in cash or may defer their retainer fees into the Directors' Deferred Compensation Plan.

(2)   The Chair of the Board receives an additional $40,000 retainer per year, the Audit Committee Chair receives an additional $10,000 retainer per year, and the Chairs of the other Board committees receive an additional $5,000 retainer per year, each of which are reflected in these figures.

(3)   Other than the grant for Mr. Schroepfer, these awards are valued at $44.40 per share, the closing stock price on October 18, 2017, the date of the restricted stock grant. Mr. Schroepfer received 2,140 shares on December 6, 2017. These shares were granted at $53.10, which was the closing stock price on this date.

(4)   Other than Mr. Schroepfer, none of the directors received perquisites and other personal benefits in an aggregate amount of $10,000 or more. Mr. Schroepfer received his award on December 6, 2017 and he received a cash payment of $17,593 in December 2017 to offset lost income related to the delay in receiving his stock award (due to an inability to make an 83(b) tax election at the time he should have received his grant in October of 2017).

(5)   Mr. Schroepfer's service on the Board terminated upon the expiration of his term on December 12, 2017.

Non-Employee Director Equity Awards Outstanding as of August 25, 2018

As of August 25, 2018, our non-employee directors held the restricted stock awards and stock units set forth below. The stock units were granted under the Directors' Deferred Compensation Plan described below.

Director	Restricted Stock Awards	Stock Units
Christopher J. Braun	4,740	0
Robert M. Chiusano	20,240	24,605
William C. Fisher	16,740	6,751
David W. Miles	4,740	0
Richard D. Moss	2,140	0
John M. Murabito	2,140	0
Martha T. Rodamaker	16,240	11,692

Director Ownership Guidelines

Our Corporate Governance Policy requires us to maintain guidelines encouraging non-employee director stock ownership. The guidelines currently in effect require non-employee directors to hold Common Stock, stock units or other equity equivalents having a market value of at least 500% of their annual retainer of $75,000, and that they attain this level of stock ownership within five years of becoming a director. Based on the holdings noted above, all non-employee directors

have met this goal, or are on track to meet this goal, within the prescribed five-year time frame.

Directors' Deferred Compensation Plan

Effective April 1, 1997, the Board of Directors adopted the Winnebago Industries, Inc. Directors' Deferred Compensation Plan (as amended, the "Directors' Deferred Compensation Plan"). The purpose of the Directors' Deferred Compensation Plan is to enable Non-Employee Directors (the "Participants") to receive compensation for board service in a form other than as direct payments and to defer taxes on such compensation.

A participant may elect to apply either 50% or 100% of his or her annual cash retainer amounts to either, but not both, of the following forms: "Money Credits" or "Winnebago Stock Units," and beginning in October of 2018, may elect to defer 100% of his or her stock award as deferred compensation in the form of "Winnebago Stock Units."

Money Credits are units credited in the form of dollars in accordance with the participant's election to such participant's account established by the Company. The Money Credits accrue interest from the credit date. Presently, the interest rate to be applied to the participant's Money Credits is the 30-year Treasury bond yield as of the first business day of the plan year.

Winnebago Stock Units are units credited in the form of Common Stock of the Company in accordance with the participant's annual deferral election. The shares of our Common Stock issued in connection with our Directors' Deferred Compensation Plan consists of our treasury shares and like all of our Common Stock, generally, will accrue dividends, if any, paid by us on our Common Stock. Winnebago Stock Units will be recorded in such participant's account on the basis of the closing price of a share of our Common Stock on the NYSE on the date upon which the account is credited.

The Winnebago stock units credited to participant's accounts are included in the Common Stock ownership table under the caption "Voting Securities and Principal Holders Thereof." The directors, however, do not have any rights to vote or dispose of any shares of Common Stock underlying the stock units until their service as director ends or upon his or her attainment of age 69-1/2 while serving as a director.

In the event of a "change of control" of the Company, as defined in the Directors' Deferred Compensation Plan, a participant generally will receive a lump-sum distribution of his or her account within 30 days following his or her termination of service as a director after such change in control.

Director Annual Equity Grants

Under the Winnebago Industries, Inc. 2014 Omnibus Equity, Performance Award and Incentive Compensation Plan, no non-employee director may be granted, during any fiscal year, awards consisting of stock awards or performance awards covering or relating to more than 10,000 shares of Common Stock or non-qualified stock options for more than 20,000 shares of Common Stock during any fiscal year.

Beginning with the Fiscal 2019 annual stock awards, we began to grant restricted stock units rather than restricted stock to our non-employee directors. Also, each director stock award, awarded in the form of restricted stock units, will vest approximately one year from the date of the applicable grant (or, approximately 13 months in the case of the October 2018 grant only), provided that participants are restricted from selling, pledging or transferring the Common Stock underlying the vested restricted stock units until the date the participant separates from service on the Board. In the event that a participant terminates his or her service as a director prior to the vesting of the underlying restricted stock unit award, the award will be forfeited by the director. Directors also may elect to defer settlement of their vested restricted stock units until the director's service to the Company terminates.

Item 1: Election of Directors

Our Board of Directors is divided into three classes with staggered terms, as nearly equal in number as possible. Our bylaws provide that our Board is comprised of between three and fifteen directors. The number of directors to be elected at the Annual Meeting has been set at eight. The Board regularly reviews its composition and the mix of skills and experience of the directors. In the future, the Board may determine it is appropriate to increase its size in order to add a director or directors that would add value to the Company.

The Board of Directors of the Company adopted a majority voting policy for the election of directors in uncontested elections. Under this policy, in any uncontested election of directors of the Company, if any nominee receives less than a majority of the votes cast for the nominee, that nominee shall still be elected, but must tender their resignation to the full Board of Directors for consideration at the next regularly scheduled meeting of the Board of Directors. The Board of Directors shall only not accept the tendered resignation for, in their judgment, a compelling reason. If the Board of Directors, with the affected director not participating, does not accept the resignation at the regularly scheduled meeting following the election, then the nominee shall be considered elected and may serve out the term to which they were elected. In any contested election of directors where the number of nominees exceeds the number of available positions, strict plurality voting shall apply.

Directors are elected for a term of three years. At the Annual Meeting, the term of office of the Class I directors (Mses. Blase and Rodamaker and Messrs. Braun and Miles) will expire. Ms. Rodamaker decided not to stand for re-election. Ms. Blase was elected as a Class I director at a special meeting of the Board on September 24, 2018, at which time the size of the Board was temporarily increased to nine. Ms. Blase and Messrs. Braun and Miles have been nominated as Class I directors. The Class I directors will be elected to serve in that class until the annual meeting following our Fiscal 2021 or until their respective successors are elected.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE DIRECTOR NOMINEES.

Nominees for Class I Director to be Elected to Serve Until the Annual Meeting Following Fiscal 2021:

Maria F. Blase



Committees
- Audit
- Nominating and Governance

Age: **51**
Director Since: **2018**

Maria F. Blase, 51, currently serves as President of the Fluid Management, Material Handling and Power Tools businesses of Ingersoll Rand, a global industrial manufacturing company. Maria has 25 years of experience with diverse industries, including transport, buildings, services, manufacturing, pharmaceuticals and mining. After joining Ingersoll Rand in 1999, she was promoted to global financial roles of increasing importance, including chief financial officer of the $8 billion Climate Solutions sector. In 2013, she was named President of the HVAC and Transport Latin America business of Ingersoll Rand, and in late 2017 assumed her most recent role.

Ms. Blase is a CPA and her previous experience includes various positions at KPMG LLP from 1993 to 1999 in increasing scope and complexity. Due to Ms. Blase's relevant experience in finance, accounting and controls, the Board determined that she is an audit committee financial expert.

Skills and Qualifications:

Ms. Blase brings to the Board extensive experience in international, strategic planning, acquisitions and driving business growth. The Board believes her financial and business expertise will add valuable insights to the Board.

Christopher J. Braun



Committees
- Human Resources
- Nominating and Governance

Age: **58**
Director Since: **2015**

Christopher J. Braun, 58, has been a director since 2015. Mr. Braun has over 30 years of leadership experience encompassing manufacturing, finance and sales. He founded Teton Buildings in 2008 and held the position of CEO through 2013. His previous experience includes CEO of Teton Homes, Executive Vice President - RV Group at Fleetwood Enterprises and various senior management positions within PACCAR Corporation, manufacturer of Kenworth and Peterbilt trucks.

Skills and Qualifications:

As a recognized leader in the RV industry, Mr. Braun provides keen insights to the Board. His prior experience in the RV industry, combined with his vast manufacturing background and his role as a former CEO make him well-positioned to critically and thoughtfully review and guide the Company's strategy.

David W. Miles



Committees
- Audit
- Finance (Chair)

Age: **61**
Director Since: **2015**

David W. Miles, 61, a financial adviser, entrepreneur and investor, has been a director since 2015. Mr. Miles is co-founder and Managing Principal of ManchesterStory Group, an early-to-growth stage venture capital firm, chairman and principal owner of Miles Capital, Inc., a registered investment advisory firm managing investments in public equities, public debt and alternative asset classes to institutional investors, and founder and manager of The Miles Group, LLC, a firm focused on direct and indirect private equity investments. He is also a director of the Miles Funds, Inc., and a director and chair of the Audit Committee of Northwest Financial Corporation. Due to Mr. Miles' vast experience in finance and as an investment advisor, the Board determined that he is an audit committee financial expert.

Skills and Qualifications:

Mr. Miles brings legal and investment transaction experience to the Board. He also brings significant expertise in financial reporting and capital allocation strategy.

Class II Directors Whose Term Expires at the Annual Meeting Following Fiscal 2019:

Robert M. Chiusano



Committees
- Human Resources
- Finance

Age: **67**
Director Since: **2008**

Robert M. Chiusano, 67, has been a director since 2008 and was elected as Chairman of the Board in 2016. Mr. Chiusano has served as a principal in RMC Consulting, LLC, a company focused on leadership development and operational excellence, since 2007. Mr. Chiusano previously served as Executive Vice President and Special Assistant to the CEO and a former Executive Vice President and Chief Operating Officer of both the Government and Commercial Systems business segments of Rockwell Collins, Inc. Mr. Chiusano also currently serves as an adjunct professor in the University of Iowa College of Engineering where he has served since 2001 and is a member of the Coe College Board of Trustees where he serves as the Chairman of the College Relations Committee.

Skills and Qualifications:

As the former Chief Operating Officer of both Government and Commercial Systems of Rockwell Collins, Inc., Mr. Chiusano brings senior level business leadership and strategic planning skills and an operating background to the Board. As principal of RMC Consulting, LLC, he also brings leadership development and operational excellence skills to the Board.

Richard (Rick) D. Moss



Committees
- Audit (Chair)
- Finance

Age: **60**
Director Since: **2017**

Richard (Rick) D. Moss, 60, was appointed to the Board of Directors in February 2017. Most recently, Mr. Moss served as the Chief Financial Officer of Hanesbrands, Inc., a leading global basic apparel manufacturer, from 2011 until his retirement on December 31, 2017. Mr. Moss joined Hanesbrands as Senior Vice President - Finance and Treasurer and had several roles increasing in scope and complexity prior to becoming Chief Financial Officer. Prior to his roles at Hanesbrands, Mr. Moss served as CFO of Chattem Inc., a consumer products company. Mr. Moss has been a director of Nature's Sunshine Products, Inc. since May 2018, and also serves as a director for the Center for Creative Entrepreneurship and Chair of the Board of Trustees of The Arts Council of Winston-Salem/Forsyth County. Due to Mr. Moss' relevant experience in finance, accounting, and auditing, the Board determined he is an audit committee financial expert.

Skills and Qualifications:

With his many years of experience as a chief financial officer and executive at a public company, Mr. Moss provides the Board expertise in financial and strategic planning, mergers, acquisitions and integration of businesses following mergers and acquisitions, as well as capital allocation strategies and complex financial issues.

John M. Murabito



Committees
- Human Resources (Chair)
- Nominating and Governance

Age: **59**
Director Since: **2017**

John M. Murabito, age 59, was appointed to the Board of Directors in May 2017. He has served as the Executive Vice President and Chief Human Resources Officer of Cigna Corporation, a health insurance company, since 2003. His other Human Resource leadership roles have included Chief Human Resources Officer at Monsanto Company and Group Vice President, Human Resources for Frito-Lay, Inc., a division of PepsiCo. Mr. Murabito is a Fellow and Chair of the National Academy of Human Resources, a Member of the Boards of Trustees of the Human Resources Policy Association and the American Health Policy Association, and serves as Chair of the Board of Trustees for Augustana College in Rock Island, Illinois.

Skills and Qualifications:

Mr. Murabito brings strong executive leadership and talent management expertise to our Board as a senior executive of a public company. He provides valuable insights on human capital, executive compensation, leadership development and succession planning to the Board.

WINNEBAGO ®

Class III Directors Whose Term Expires at the Annual Meeting Following Fiscal 2020:

Michael J. Happe



Age: **47**
Director Since: **2016**

Michael J. Happe, 47, joined Winnebago in January 2016, as the President, CEO and a director. He previously worked at The Toro Company, a manufacturer of turf maintenance equipment and irrigation system supplies, where he most recently served as an Executive Officer and Group Vice President of Toro's Residential and Contractor businesses, until 2015. A 19-year veteran of Toro, he held a series of senior leadership positions throughout his career across a variety of the company's domestic and international divisions.

Skills and Qualifications:

Mr. Happe's knowledge of all aspects of the business as CEO and his drive for excellence position him well to serve on the Board. His extensive experience and positions rising in complexity and breadth at Toro, including global business affairs, brings further expertise in corporate leadership and development and execution of business growth strategy.

William C. Fisher



Committees
- Audit
- Nominating and Governance (Chair)

Age: **64**
Director Since: **2015**

William C. Fisher, 64, a retired business executive, has been a director since March 2015. Mr. Fisher was the Chief Information Officer from 1999 until 2007 of Polaris industries Inc., a manufacturer of power sports products. He was Vice President and CIO from November 2007 until his retirement in February 2015. During his tenure at Polaris, he also served as the General Manager of Service from 2005 until 2014 overseeing all technical, dealer, and consumer service operations. Prior to joining Polaris, Mr. Fisher was employed by MTS Systems for 15 years in various positions in information services, software engineering, control product development, and general management. Before that time, Mr. Fisher worked as a civil engineer for Anderson-Nichols and he later joined Autocon Industries, where he developed process control software.

Skills and Qualifications:

Mr. Fisher's experience as CIO at Polaris Industries has provided substantial experience in information technology and security issues. His experience in service and consumer service operations and familiarity with highly discretionary consumer products are key assets as we focus on improved service and operational efficiency.

The Nominating and Governance Committee recommended, and the Board approved, the nomination of Ms. Blase and Messrs. Braun and Miles as Class I directors.

Discretionary authority is solicited to vote for the election of a substitute for any of the Class I (Ms. Blase and Messrs. Braun and Miles) director nominees who, for any reason currently unknown, cannot be a candidate for election.

Executive Compensation

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of our executive compensation program. Throughout this discussion, we refer to our NEOs. The following individuals are our NEOs for Fiscal 2018:

- Michael J. Happe, CEO and President
- Bryan L. Hughes, Vice President, CFO
- Stacy L. Bogart, Vice President, General Counsel & Secretary
- Donald J. Clark, President, Grand Design; Vice President, Winnebago Industries, Inc.
- Brian D. Hazelton, Vice President, Motorhome Business Unit

Executive Summary

Executive Compensation Philosophy and Program Objectives

The Human Resources Committee (the "Committee") believes that the most effective compensation program is one that is designed to reward the achievement of our specific annual, long-term and strategic goals, and which aligns executives' interests with those of the shareholders by rewarding performance above established thresholds, with the ultimate objective of improving shareholder value. The Committee evaluates both performance
and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our Compensation Peers (as defined below). Accordingly, the Committee believes executive compensation packages provided to our executives, including the NEOs, should include both cash and stock-based

compensation that reward performance as measured against established goals.

The Committee has worked with management to design the current executive compensation programs, following the belief that compensation should reflect the value created for the shareholders while furthering our strategic goals. In doing so, we instituted our compensation programs to achieve the following goals:

- Align the interests of management with those of shareholders;
- Provide fair and competitive compensation;
- Integrate compensation with our business plans;
- Reward both business and individual performance; and
- Attract and retain key executives critical to our success.

These objectives emphasize pay for performance by providing an incentive opportunity for performance that meets or exceeds company objectives.

Fiscal 2018 Performance Highlights

The following are highlights of the Company's financial performance in Fiscal 2018. Performance across each of these metrics were driven by organic and inorganic growth in the towables businesses, including the Company's acquisition of Grand Design (which exceeded net revenue and operating income expectations significantly in Fiscal 2018).

| | Incentive Plan | | Performance[1] | |
Measure	Annual	Long-Term[2]	1-year	3-year[3]
Net Sales Growth	X		29.3%	
Operating Income	X		$166,596	
Net Working Capital	X		13.4%	
Return on Equity (ROE)		X		19.7%

(1) Performance figures reflect adjustments approved by the Human Resources Committee for certain events not contemplated when creating initial targets, consisting of adjustments to each measure relating to: the Tax Cuts and Jobs Act enacted on December 22, 2017, the Company's acquisition of Chris-Craft, and transaction costs associated with the Company's acquisition of Grand Design.
(2) This column shows the sole metric used for the 2016-2018 LTIP. Metrics for the 2017-2019 LTIP were expanded to include 40% return on invested capital, 30% operating income, and 30% net sales, while the metrics for the 2018-2020 LTIP include 40% ROE, 30% operating income and 30% net sales.
(3) This column shows performance for the period from Fiscal 2016-2018.

Impact of Performance on Fiscal 2018 Compensation

The compensation of our NEOs in Fiscal 2018 was directly impacted by our financial performance and total shareholder returns:

Performance Objective	Link to 2018 Compensation
Financial	• For our CEO, Mr. Happe, 100% of 2018 annual incentive awards was based on achieving targeted levels of net sales growth (50%), operating income (40%), and working capital (10%) at the company level. For all NEOs other than Mr. Clark, 90% of 2018 annual incentive awards was tied to these metrics at either the company or business unit level. The other 10% was tied to individual metrics aligned with goals deemed important to advancing business objectives. • Pursuant to the terms of his employment agreement, Mr. Clark's incentive compensation is tied 100% to the pretax net income of the Grand Design business that is part of our Towables segment. • In addition, vesting for the Fiscal 2016-2018 LTIP awards was tied 100% to our three-year average ROE.
Total Shareholder Returns	• With the exception of Mr. Clark, 46% of our NEO compensation on average was delivered in the form of company equity awards (57% in the case of our CEO). • 25% of the annual equity grants made in Fiscal 2018 were in the form of stock options, which only have value to the executive if the value of the Company grows for our shareholders.

The Company had strong financial performance for Fiscal 2018 as shown in the "Fiscal 2018 Performance Highlights" table on page 16. Based on our performance as measured against predefined goals, the 2016-2018 LTIP paid out at 150% of target, and the Fiscal 2018 annual incentive plan paid out as follows for all NEOs, except for Mr. Clark: 130.1% of target for Mr. Happe, 126.6% of target for Mr. Hughes, 130.1% of target for Ms. Bogart, and 56.3% of target for Mr. Hazelton.

Mr. Clark received a cash incentive award of $4,574,000 in Fiscal 2018, which is a 69% increase compared to 2017, based on the strong performance of Grand Design during 2018. This incentive was paid in four quarterly installments.

Other Pay and Governance Practices

The Company has adopted the following key programs, policies and practices to respond to evolving good governance practices in executive compensation and enhance the alignment of our executive compensation programs and shareholder interests:

What we do	✓ Tie the majority of target total compensation to performance ✓ Provide appropriate mix of fixed and variable pay to reward company, line of business, and individual performance ✓ Align executive interests with the interests of the shareholders through equity-based awards ✓ Include "clawback" provisions for each of the annual and long-term incentive programs, which provide for the recoupment of incentive compensation payouts following a restatement due to material noncompliance with financial reporting requirements ✓ Align our performance goals and measures with our strategy and operating plan ✓ Maintain meaningful executive and director stock ownership guidelines ✓ Conduct annual "say-on-pay" advisory votes ✓ Use an outside, independent third-party advisor to provide objective compensation advice
What we don't do	✗ Provide excessive severance benefits to our executive officers ✗ Provide tax gross-ups, including excise tax gross-ups upon change in control ✗ Make equity awards subject to automatic acceleration of vesting (i.e., "single-trigger") upon change in control (as of Fiscal 2019) ✗ Allow for hedging or speculative trading of Company securities by executives or directors ✗ Reprice options without shareholder approval ✗ Provide significant perquisites ✗ Allow for pledging by our executives and directors

The Committee has made three specific changes applicable in Fiscal 2019 based on a review of market standards for good governance:

17

- Revised executive change in control agreements to (1) reduce severance multiples (for executives other than the CEO and Mr. Clark), (2) make severance payable only as to salary and target annual incentives (previous severance agreements provided for severance on total taxable compensation, including equity awards), (3) adjust the definition of Change in Control to align with current market practices, and (4) reduce the amount of time after a Change in Control that a termination of employment can trigger a severance obligation from three years to two years.
- Revised the equity award agreements so that all future equity awards will be subject to "double trigger" accelerated vesting following a change in control (i.e., vesting only accelerates following a change in control if the executive's employment is also terminated) rather than the prior "single trigger" vesting provisions
- Increased the stock ownership guideline for our CEO from 4x salary to 5x salary

The Committee did not make any changes to Mr. Clark's employment or change in control agreements given the unique nature of his employment arrangements with the Company.

Advisory Vote on Executive Compensation

At our 2017 Annual Meeting of Shareholders, our shareholders voted to approve on an advisory basis the compensation of our NEOs. 98.5% of the votes cast with respect to this proposal were cast for approval of our NEOs' compensation. The Committee determined that our current executive compensation philosophy and compensation elements continued to be appropriate. We conduct regular investor outreach in the form of investor calls, attendance at investor conferences, execution of non-deal roadshows, and hosting of quarterly earnings calls with open Q&A. We continue to evaluate and refine our compensation programs on a regular basis, and view the advisory vote as a helpful gauge of our compensation design.

Elements of Fiscal 2018 Compensation

The table below lays out the Fiscal 2018 compensation elements for all NEOs other than Mr. Clark.

	Element	Mechanics	Rationale
Paid in Cash	Salary	Weekly payments Values correspond to experience and job scope	Provides competitive fixed pay to attract employees
	Officers Incentive Compensation Plan (OICP)	Annual payout tied to performance against pre-determined metrics and goals across a one-year performance period For Fiscal 2018, the metrics included: • 90% financial objectives ▫ 50% Net Sales Growth ▫ 40% Operating Income ▫ 10% Net Working Capital • 10% Individual Objectives Payouts range from 0% - 200% of a pre-determined target value	Incentivizes achievement of key annual objectives at an enterprise-wide or individual business unit level - driving progress towards achievement of long-term initiatives
Paid in Equity	Long-Term Incentive Program (LTIP) / Performance Shares	50% of all annual Equity Awards For the Fiscal 2018-2020 performance period, payouts are tied to performance against pre-determined goals across a three-year performance period The metrics consist of: • 30% Net Sales • 30% Operating Income • 40% ROE Payouts range from 0% - 150% of a pre-determined target value	Rewards for achievement of specific long-term financial objectives Aligns NEOs' interest with long-term shareholder value creation
	Stock Options	25% of all annual Equity Awards Stock options can be exercised over ten years and vest over three years in equal installments	Aligns NEOs' interest with long-term shareholder value creation as measured by appreciation in stock price from the date of grant
	Restricted Stock	25% of all annual Equity Awards Restricted stock grants vest over three years in equal installments	Aligns NEOs' interest with long-term shareholder value creation Encourages executive retention

In connection with our acquisition of Grand Design, we entered into an employment agreement with Mr. Clark in November 2016. Under the employment agreement, Mr. Clark is paid an annual base salary of $400,000, and is eligible to receive a cash incentive

bonus pursuant to the pre-existing Grand Design Management Incentive Plan. Payment under this plan is 100% dependent on pre-tax net income performance of the Grand Design business, a part of our Towables segment. Mr. Clark is not eligible to participate in any other Winnebago cash or stock incentive program.

Performance-based Pay Mix

Consistent with the Committee's commitment to a strong, positive link between our business objectives, our performance and our executive compensation practices, we have placed a significant emphasis on pay "at risk," based on the achievement of established business objectives and shareholder value creation. The following charts illustrate the components of our Chief Executive Officer's total direct compensation, as well as the average total direct compensation for our other NEOs, excluding Mr. Clark, for Fiscal 2018. 79% of our Chief Executive Officer's total direct compensation and 67% of the average total direct compensation of our other NEOs was performance-based pay, including annual incentive compensation and annual equity grants, with a significant emphasis on long-term performance and shareholder value creation. For the purposes of these charts, total direct compensation includes salary, actual annual incentive compensation, and the grant date fair value of our annual equity grants made in Fiscal 2018, as reported in the Summary Compensation Table (and excludes benefits and other compensation).



CEO Pay Mix

- Base Salary
- Target Bonus
- Equity

21%
22%
57%

Other NEO Average Pay Mix[1]

46%
33%
21%

[1] Excludes Mr. Clark

Determination of Compensation

Role of the Human Resources Committee

The Committee is responsible for reviewing and approving, on an annual basis, the corporate goals and objectives with respect to the compensation of all of our executive officers, as described in the Committee Charter. The Committee relies on its own review and the advice of its independent compensation consultant in establishing executive officer pay. The Compensation Committee seeks the input of the CEO in making executive officer pay decisions for all executives other than himself, but the Committee makes all decisions.

In October 2017, the Committee approved annual incentive performance objectives for Fiscal 2018 and long-term incentive awards to our NEOs under our 2014 Omnibus Equity, Performance Award and Incentive Compensation Plan (the "2014 Plan"). After the completion of Fiscal 2018, the Committee (i) approved 2018 annual incentive payouts for our NEOs based on the achievement of the performance objectives established at the beginning of the year, and (ii)

certified achievement of performance objectives with respect to the LTIP performance share awards granted to then-current executives in Fiscal 2016 that had a performance period running from Fiscal 2016-2018. In October 2018, the Committee approved annual incentive performance objectives for Fiscal 2019 and granted long-term incentive awards to our executive officers under the 2014 Plan, including LTIP performance share units, stock options and restricted stock units.

Role of the Compensation Consultant

The Committee retained Willis Towers Watson through March 2018 as its executive compensation consultant.

Retained by and reporting directly to the Human Resources Committee, Willis Towers Watson provided the Committee with assistance in evaluating Winnebago's executive compensation programs and policies, and, where appropriate, assisted with the redesign and enhancement of elements of the programs. The scope of the consultant's support included:

- Review of annual and long-term incentive designs and

assistance with determination of annual and long-term incentive awards (including the Fiscal 2018 awards)

- Review of the total compensation program, including competitive peer group analysis and analysis of executive pay levels in relation to broader market survey data
- Review information provided to the Committee by management, and develop recommendations with respect to CEO compensation decisions and provide advice to the Committee on the compensation decisions affecting all executives, including the NEOs
- Attend and participate in Committee meetings as requested by the Committee
- Report on compensation trends and best practices, plan design, and the reasonableness of individual compensation awards
- Meet with the Committee and/ or its members without management present

In April 2018, the Committee selected Semler Brossy to act as its independent compensation consultant. Semler Brossy assisted the Committee in its final determination of Fiscal 2018 payouts and provided assistance to the Committee with respect to proxy disclosure issues. The scope of its assignments for Fiscal 2019 executive compensation are substantially similar to those of Willis Towers Watson described above.

Neither Willis Towers Watson nor Semler Brossy provided any services to us other than those detailed above. The Committee determined that no conflicts of interest exist with respect to either Willis Towers Watson or Semler Brossy serving as an advisor to the Committee. In making this determination, the Committee considered various factors, including those set forth in the SEC's and NYSE's rules.

Role of Management

Our CEO and our other executive officers do not set their own compensation nor are they present when the Committee sets their specific individual compensation. Our CEO provides his evaluation of each executive officer's performance to the Committee, and makes recommendations with respect to base salary and target incentives, incentive awards and equity awards for each executive officer other than himself. This recommendation is considered by the Committee, which makes its own ultimate determinations.

The Human Resources Department provides additional analysis and guidance as requested by the Committee related to NEO compensation, including the following:

- Developing, summarizing and presenting information and analyses to enable the Human Resources Committee to execute its responsibilities, as well as addressing specific requests for information from the Committee
- Attending Committee meetings as requested to provide information, respond to questions and otherwise assist the Committee
- Assisting the CEO in making preliminary recommendations of base salary structure, annual and LTI program design and target award levels for the NEOs and other employees eligible to receive annual

incentive awards.

Pay Positioning and Compensation Peers

When setting Fiscal 2018 compensation, the Committee focused on trying to set pay levels, in the aggregate, within a competitive range of the market median. Some roles may be higher or lower in the competitive range based on performance, tenure in role, or other internal considerations. Competitive market data is only one of several resources made available to the Committee to assist it in setting executive compensation levels. The Committee does not use the median as a formula to determine compensation or as a fixed target.

The Committee establishes an individual annual bonus and equity incentive target opportunity for each NEO based on the Committee's evaluation of the executive's experience, level and scope of responsibility and individual performance. Actual cash compensation may be more or less than the target opportunity as a result of performance under the incentive plan. Realized compensation from our equity-based awards may be more or less than the target opportunity as a result of our performance relative to the LTIP measures and our stock price performance.

In setting compensation, the Committee compares base salaries, annual incentive opportunities and long-term compensation for the NEOs to a peer group of similarly sized companies (which we refer to collectively as our Compensation Peers). For Fiscal 2018, the Committee used the following set of companies that were determined to have similarly sized revenues and market values.

A. O. Smith	Polaris Industries
Alamo Group	REV Group
American Railcar Industries	Shiloh Industries
Blue Bird	Standard Motor Products
Federal Signal	Standex International
FreightCar America	Tennant Company
Gentherm Incorporated	The Toro Company
Graco	Thor Industries
LCI Industries	Wabash National
Patrick Industries	

Based on a review conducted by Semler Brossy, the Committee made the following changes to the peer group for setting compensation levels for Fiscal 2019 with the intent to better reflect our business dynamics following the integration of the Grand Design acquisition:

Removed (6 companies)	Added (7 companies)
A.O. Smith	Altra Industrial Motion
Alamo Group	Brunswick
American Railcar Industries	Commercial Vehicle
FreightCar America	Cooper-Standard
Graco	Horizon Global
Standex International	Hyster-Yale
	Spartan Motors

Fiscal 2018 NEO Compensation Decisions

Base Salary

We provide NEOs and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary ranges for NEOs are determined for each executive based on his or her position and responsibilities.

The base salaries of our executives are also determined by considering such factors as:

- Experience of the executive
- Time in position
- Individual performance
- Level of responsibility for the executive
- Economic conditions, Company performance, financial condition and strategic goals
- Competitive market data provided by the Committee's independent compensation consultant

In general, base salary determinations are considered each year as part of the Committee's review process as well as upon a promotion or other change in job responsibility. Base salary is also used as the basis for calculating annual and long-term incentive awards and in calculating payments that may be paid upon a change in control, as described below. In October 2017, as a result of a review of performance, consideration of the above referenced factors, and with input from the independent compensation consultant and our CEO, the Committee recommended and approved the following increases for Fiscal 2018:

Name	FY18 Salary	FY17 Salary	% Increase
Michael J. Happe	$ 675,000	$ 625,000	8.0%
Bryan L. Hughes	$ 461,250	$ 450,000	2.5%
Stacy L. Bogart	$ 415,000	N/A	N/A
Donald J. Clark	$ 400,000	$ 400,000	—%
Brian D. Hazelton	$ 477,400	$ 463,500	3.0%

Annual Incentive Plan - Officers' Incentive Compensation Plan (OICP)

The OICP is designed to motivate and reward the successful completion of our annual performance goals as set by the Committee. The amount of the participants' incentive compensation earned for a given fiscal year is calculated under the OICP to be in direct proportion to our financial performance expressed as a percentage (Financial Factor) against compensation targets for each participant as determined by the Committee. OICP awards are earned to the extent we meet or exceed annual financial targets as well as business unit and individual performance goals.

Each NEO, except for Mr. Clark, is eligible for a target award, denominated as a percentage of base salary paid during the fiscal year. NEOs may earn from 0% of the target award under the OICP up to a maximum of 200% of the target award. In setting the target award percentages for the NEOs, the Committee considers competitive data in the compensation peer studies, individual performance evaluations, and internal equity factors.

Fiscal 2018 OICP

The following table reflects the Fiscal 2018 year-end salary, target OICP percentage and dollar amounts, and actual OICP percentage and dollar amounts earned by the NEOs, each as approved by the Committee.

The amounts paid to our NEOs for 2018 performance were approved by the Committee on October 15, 2018 and are set forth in the Summary Compensation Table on page 27 and in the table below.

Name	FY18 Salary ($)	FY18 Target OICP		FY18 Actual OICP	
		% of Salary	Target Award ($)	% of Target	$
Michael J. Happe	675,000	100%	675,000	130.1%	855,658
Bryan L. Hughes[1]	461,250	70%	322,875	126.6%	405,277
Stacy L. Bogart[2]	415,000	60%	249,000	130.1%	211,813
Donald J. Clark[3]	N/A	N/A	N/A	N/A	N/A
Brian D. Hazelton[4]	477,400	65%	310,310	56.3%	173,054

(1) Mr. Hughes' bonus target percentage increased from 60% to 70% for Fiscal 2018.
(2) Reported salary and target award represent annualized amounts. Given Ms. Bogart's January 2018 hire date, her actual award for Fiscal 2018 was prorated based upon time in position.
(3) Mr. Clark does not participate in the OICP. For Fiscal 2018, Mr. Clark received an incentive of $4,574,055 under the grandfathered Grand Design Management Incentive Plan that he participates in, which is a 69% increase compared to 2017, based on the strong performance of Grand Design during Fiscal 2018. Mr. Clark's incentive under such plan is calculated as 3% of the pre-tax net income of Grand Design (before taking into account any bonus payments thereunder).
(4) Mr. Hazelton's bonus target percentage increased from 60% to 65% for Fiscal 2018.

Net sales growth, operating income, net working capital, and individual objectives were chosen by the Committee as the key financial performance measurements under the OICP for Fiscal 2018. The Committee selected these as key financial performance metrics because they are closely aligned with the business strategy:

Financial Performance Metrics (100% of OICP for Mr. Happe, and 90% of OICP for Ms. Bogart and Messrs. Hughes and Hazelton)
▪ Net Sales Growth (50%) - focuses on overall enterprise and business unit growth and also drives customer focus
▪ Operating Income (40%) - reinforces the importance of profitable growth across the enterprise
▪ Net Working Capital (10%) - helps measure overall financial health of the enterprise

Individual objectives (10% of the OICP for Ms. Bogart and Messrs. Hughes and Hazelton) - provides actionable objectives controllable by the individual to achieve financial/non-financial goals.

For corporate NEOs, Messrs. Happe and Hughes and Ms. Bogart, the OICP is measured against enterprise-wide performance. For business unit heads, including Mr. Hazelton, the OICP is measured against both enterprise-wide and specific business unit performance. Mr. Clark does not participate in the OICP.

Enterprise-Wide Financial Performance (100% of the OICP for Mr. Happe and 90% for Mr. Hughes and Ms. Bogart; 36% of the OICP for Mr. Hazelton)[1][2]

Metric	Weight	Threshold (16% Payout)	Target (100% Payout)	Maximum (200% Payout)	FY18 Performance	Actual Payout % (Weighted)
Net Sales Growth	50%	10.8%	21.5%	32.3%	29.3%	82.7%
Operating Income	40%	$128,229	$160,287	$192,362	$166,596	40.0%
Net Working Capital	10%	14.1%	12.8%	11.5%	13.4%	7.4%
					Total Payout Percentage	130.1%

(1) Each of the participating NEOs, other than Messrs. Happe and Clark, also have 10% of their target bonus opportunities tied to individualized objectives, which are assessed by the CEO (or, the Committee, in the case of the CEO), and the proposed bonus amount is approved by the Committee.
(2) 54% of the OICP for Mr. Hazelton is based upon the following Motorhome business unit performance metrics: (i) 50% Net Sales Growth, (ii) 40% Operating Income and (iii) 10% Net Working Capital.

Fiscal 2018 Equity Awards

We recognize long-term incentive opportunity as an important element of the total executive compensation program for NEOs. Long-term incentives are intended to retain and motivate executives and to encourage a strong link between management objectives and shareholder long-term interests.

In Fiscal 2018 we awarded long-term incentives under our 2014 Plan, pursuant to the Fiscal 2018 Long-Term Incentive Plan. We awarded equity in the form of performance shares (LTIP), restricted shares, and stock options.

LTIP / Performance Shares

Each year, the Committee establishes a three-year performance plan to promote our long-term growth and profitability and to attract and retain executives by providing the officers an opportunity for an incentive award consisting of performance shares of the Company's Common Stock. Under each Long-Term Incentive Plan, the amount of an NEO's performance share incentive compensation for the three-year period is calculated to be in direct linear proportion to our measured financial performance expressed as a percentage against compensation targets as approved by the Committee.

In general, the awards are based upon our financial performance as measured against the specific three-year plan established by the Committee. The Committee has established financial measurements and awards for each specific three-year plan (as defined in the following chart).

For the Fiscal 2018-2020 LTIP, the Committee selected the following metrics:

Metric	Weight
Net Sales	30%
Operating Income	30%
ROE	40%

The Committee determined that the LTIP performance share awards, if earned, would also be made subject to an additional one-year holding period following the grant of the shares, in order to encourage stock ownership, promote our long-term growth and profitability and mitigate risk.

Restricted Shares

NEOs were granted restricted shares in Fiscal 2018 that vest in three equal annual installments, beginning on the first anniversary of the grant date.

Stock Options

NEOs were granted stock options in Fiscal 2018 that vest over three years in equal installments, beginning on the first anniversary of the grant date, and can be exercised over ten years.

Fiscal 2018 Awards

The target value of the long-term incentive awards granted to the NEOs in Fiscal 2018 was as follows:

Name	LTIP / Performance Shares (50%) ($)	Restricted Shares (25%) ($)	Stock Options (25%) ($)	Total Equity FY 2018 ($)	FY 2017 ($)	% Increase[1]
Michael J. Happe	828,104	414,074	414,062	1,656,241	1,252,145	32.3 %
Bryan L. Hughes	247,486	123,743	123,753	494,981	451,886	9.5 %
Stacy L. Bogart[2]	146,653	554,500	0	701,153	N/A	N/A
Donald J. Clark[3]	N/A	N/A	N/A	N/A	N/A	N/A
Brian D. Hazelton[4]	243,578	121,789	121,802	487,170	608,468	(19.9)%

(1) To perform this calculation, we assumed that the Fiscal 2017 and Fiscal 2018 equity awards were earned at target.
(2) Ms. Bogart received a new hire stock award of 10,000 shares of restricted stock on January 2, 2018 and a pro-rated Fiscal 2018-2020 LTIP award with a target value of 3,303 shares.
(3) Under the terms of his employment agreement, Mr. Clark is not eligible to participate in the Company's equity plans or receive any equity awards.
(4) Mr. Hazelton received a new hire stock award of 4,000 shares on August 26, 2016.

Payout of the Fiscal 2016-2018 LTIP Cycle

Prior to the Fiscal 2017-2019 LTIP, the award opportunity was expressed as a target dollar value rather than a number of shares, with the payment delivered in the form of restricted stock as determined at the end of the three-year performance period, with a one-year holding requirement following the grant of shares.

For the Fiscal 2016-2018 LTIP, the Committee used the metric of return on equity, or ROE, which is an additional financial metric separate from the metrics utilized under the OICP, as it provides another measurement of NEO effectiveness. The awards were determined based on our three-year average ROE performance. The payout scale for the ROE measure below provided for a minimum award of 0% of the shares granted and a maximum award of 150% of the shares granted. Actual ROE for the Fiscal 2016-2018 LTIP was 19.7%, thus 150% of the incentive opportunity was achieved. The table below reflects the amount paid to eligible NEOs under the Fiscal 2016-2018 LTIP.

Metric	Weight	Threshold (10% Payout)	Target (100% Payout)	Maximum (150% Payout)	FY 16-18 Performance	Actual Payout %
ROE (3-year cumulative)	100.0%	12.7%	15.9%	19.1%	19.7%	150.0%

For the Fiscal 2016-2018 LTIP, out of our current NEOs, only Mr. Happe was employed at the time of the award and eligible to participate in the award. Mr. Happe received $719,231, which was 150% of his target Fiscal 2016-2018 LTIP award of $479,487.

Benefits

Our NEOs are eligible to participate in the same benefit plans designed for all of our full-time employees. The basic insurance package includes health, dental, disability and basic group life insurance.

Except as specifically summarized in this Compensation Discussion and Analysis, we do not currently provide payments and benefits for NEOs following his or her retirement, including, but not limited to, tax-qualified defined benefit plans and supplemental executive retirement plans.

Profit Sharing and Deferred Savings and Investment Plan

We maintain a 401(k) plan, the Winnebago Industries, Inc. Profit Sharing and Deferred Savings and Investment Plan (the "401(k) Plan"), which is a tax-qualified defined contribution plan maintained for the benefit of substantially all hourly and salaried employees, including our executives. The 401(k) Plan offers NEOs and all other employees the opportunity to defer a percentage of income that is a part of their base compensation. Effective January 1, 2018, the Company matching contribution increased to $0.50 per $1.00 of employee contribution up to 6% of the base compensation deferred by employees (subject to IRS limits and non-discrimination testing), subject to a 2-year, pro-rata vesting period. Although executives, including the NEOs, are eligible to participate in the 401(k) Plan, the application of the annual limitation on contributions under the Internal Revenue Code prevents executives from participating at the same level as non-executives. This compensation element is tax-deferred and is not intended to affect the value of any other compensation element.

Executive Deferred Compensation Plan (2007) (Non-Qualified Deferred Compensation Plan)

Under the Executive Deferred Compensation Plan, executive officers and certain key employees may annually choose to defer up to 50% of their salary and up to 100% of their cash incentive awards. The Committee may, from time to time and in its sole and absolute discretion, select the available investments in which a participant's deferred benefit account may be deemed invested and each participant may designate the investments in which his or her deferred benefit account will be deemed invested. The Company does not provide any matching contributions to the Executive Deferred Compensation Plan.

Perquisites

We provide NEOs with limited perquisites that the Committee believes are reasonable and consistent with the overall compensation program to better enable us to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to NEOs. Based upon this periodic review, perquisites are awarded or adjusted on an individual basis. NEOs are not automatically awarded all, or in equal amounts, perquisites granted by the Company.

The perquisites provided to our NEOs include:

- Executive Physical. In an effort to encourage executives to monitor and maintain good health, we pay for voluntary annual physical examinations for executives, including the NEOs.
- Recreational Vehicle Use. Our executives, including NEOs, have the opportunity to utilize our recreational vehicles on a periodic and temporary basis. We encourage the executive to have a first-hand understanding of the recreational vehicle lifestyle experienced by our customers and to provide the executive with the opportunity to

evaluate product design and efficiency.
- **Company Aircraft.** Our aircraft, which was only in service for approximately 6 weeks during Fiscal 2018, is intended to be used only in the conduct of official Company business and was only used for official Company business during Fiscal 2018.
- **Car Allowance.** A car allowance is provided as

frequent travel is required.
- **Financial & Tax Planning.** To address complex tax and financial situations, a tax and financial planning payment is provided.

Additional Compensation Policies

Stock Ownership Guidelines

The Committee has adopted Stock Ownership Guidelines for executives. In general, each executive has five years from the date he or she becomes an executive to accumulate the appropriate number of shares. In addition, each executive is required to retain 50% of any after tax shares received from the vesting of awards or exercise of stock options until his or her ownership guideline is met. The purpose of the guidelines is to encourage our executive officers to own and retain Company shares, thereby aligning their interests with our shareholders.

We review our stock ownership guidelines on a periodic basis. During our most recent evaluation in Fiscal 2018, we increased our CEO's ownership multiple from 4x to 5x base salary to align more closely with current market practices. The table below describes the current ownership guidelines for the NEOs. Each of our NEOs has either met his or her stock ownership guideline goal or is on track to meet this goal within the prescribed five-year time frame.

Name	Stock Ownership Guideline	
	% of Salary	$ Value
Michael J. Happe	500%	3,125,000
Bryan L. Hughes	250%	1,153,125
Stacy L. Bogart	250%	1,037,500
Donald J. Clark	250%	1,000,000
Brian D. Hazelton	250%	1,193,500

Severance and Change in Control Arrangements

Employment Agreements

Mr. Happe and Mr. Clark are the only executives with individual employment agreements with the Company. In addition, these are the only agreements that provide for severance following a termination of employment outside of a change in control of the Company.

If Mr. Happe is terminated by the Company without "Cause" or terminates employment with the Company for "Good Reason" (as such terms are defined in his employment agreement), he is entitled to severance pay of his base salary for 12 months, health insurance for 12 months, accrued unused vacation pay and a pro-rata annual incentive bonus computed at target. Mr. Happe also is subject to one-year non-competition and non-solicitation covenants following termination of employment.

If Mr. Clark is terminated by the Company without "Cause" or

terminates employment with the Company for "Good Reason" (as such terms are defined in his employment agreement), he is entitled to severance pay of his base salary for 12 months and any earned but unpaid incentive bonus due under the Grand Design Management Incentive Plan through the fiscal quarter in which the termination occurred. Mr. Clark is subject to a non-compete and non-solicitation covenant that terminates in November 2021.

Executive Change in Control Agreement

Each of the NEOs, including Mr. Happe and Mr. Clark, have also entered into an Executive Change of Control Agreement with the Company.

The Executive Change of Control Agreements generally provide that, in the event of a termination of the executive's employment (for a reason other than death, disability, willful misconduct, normal retirement or, under certain circumstances, a voluntary termination of employment by the executive) within two years of a change of control, such executive will receive a cash severance payment and certain other benefits. Benefits under the agreements are triggered by a termination of employment within three years of the change of control and the cash severance payment is defined as a multiple of three times the average of the aggregate annual taxable earnings paid to the executive during the three fiscal years immediately preceding the change of control. On October 15, 2018, the Committee approved new form agreements which the executives other than Mr. Clark are expected to enter into prior to December 31, 2018, which will result in: (a) limiting the severance trigger to a termination of employment occurring within two years of a Change in Control, (b) paying severance only relative to salary and target annual incentives rather than aggregate annual taxable earnings, and (c) a severance multiple of two times rather than three times base and bonus for all executives other than Mr. Happe. The new agreements also revise the definition of Change in Control to make it consistent with current market practices. We also changed the definition of Change in Control for our Fiscal 2019 awards granted in October 2018, as described further under "Change in Control Definitions and Triggers" on page 32. These changes were intended to align the Company's practices with market standard practices among our peers. Due to the unique nature of Mr. Clark's employment and compensation arrangements with the Company entered into in connection with the Grand Design acquisition, no changes were made to Mr. Clark's Executive Change of Control Agreement.

The Committee believes these agreements are an important part of the total executive compensation program because they protect our interest in the continuity and stability of the executive group. The Committee also believes that these agreements reduce the executives' interest in working against a potential change of control and help to keep them focused on minimizing interruptions in business operations by reducing any concerns they may have of being terminated prematurely and without cause during any ownership transition. See "Potential Payments upon Termination or Change of Control-Executive Change of Control Agreements" below for additional detail.

Insider Trading and Hedging

With respect to the Company's Insider Trading Policy, the policy prohibits the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information (as defined in the policy) in securities trading. Additionally, pursuant to the Insider Trading Policy, all directors, officers and employees are prohibited at all times from (a) holding any Company securities in a margin account; (b) engaging in any transactions involving puts, calls, or other derivative transactions relating to the Company's securities; and (c) short-selling or pledging securities of the Company.

Clawback Policy

Beginning with Fiscal 2012 incentive compensation programs, the Committee has included "clawback" provisions for each of the OICP and LTIP which, in part, provide for the recoupment of incentive compensation payouts in the event that payments are made based upon

the achievement of financial results that are subsequently subject to a restatement due to material noncompliance with financial reporting requirements. In addition, the Committee will amend its clawback policy as appropriate to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

Tax Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code, as in effect prior to the enactment of the Tax Cuts and Jobs Act of 2017 (the "Tax Cuts Act") in December 2017, generally disallowed a tax deduction to public companies for compensation of more than $1 million paid in any taxable year to each "covered employee," consisting of the CEO and the three other highest paid executive officers employed at the end of the year (other than the CFO). Performance-based compensation was exempt from this deduction limitation if the Company met specified requirements set forth in the Internal Revenue Code and applicable treasury regulations. As a general matter, in making its previous NEO compensation decisions, our Committee was mindful of the benefit to us of the full deductibility of compensation, while believing that we should maintain flexibility in compensating our executive officers in a manner that could best promote our corporate objectives.

The Tax Cuts Act retained the $1 million deduction limit, but repealed the performance-based compensation exemption from the deduction limit and expanded the definition of "covered employees," effective for taxable years beginning after December 31, 2017. Consequently, compensation paid in Fiscal 2019 and later years to our NEOs in excess of $1 million will not be deductible unless it qualifies for transitional relief applicable to certain binding, written performance-based compensation arrangements that were in place as of November 2, 2017. No assurance can be given that the compensation associated with these awards will qualify for the transitional relief, due to ambiguities and uncertainties as to the application and interpretation of newly revised Section 162(m) and the related requirements for transitional relief.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code deals specifically with non-qualified deferred compensation plans. Although the Company makes no guarantees with respect to exemption from, or compliance with, Section 409A of the Internal Revenue Code, we have designed all of our executive benefit plans and severance arrangements with the intention that they are exempt from, or otherwise comply with, the requirements of Section 409A of the Internal Revenue Code.

Human Resources Committee Report

The Human Resources Committee of the Board of Directors of Winnebago Industries, Inc. has reviewed and discussed the foregoing Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K and this Proxy Statement.

Human Resources Committee:
John M. Murabito, Chair
Robert M. Chiusano
Christopher J. Braun

Human Resources Committee Interlocks and Insider Participation

The current members of the Human Resources Committee of the Board of Directors, Messrs. Murabito, Chiusano and Braun, were not at any time during Fiscal 2018 or at any other time a Winnebago Industries officer or employee, and no member had any relationship with the Company requiring disclosure under applicable SEC rules. No executive officer has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board of Directors or the Human Resources Committee during Fiscal 2018.

Compensation Tables and Narrative Disclosure

Summary Compensation Table

The following tables set forth compensation information for our NEOs for services rendered in all capacities to Winnebago Industries and its subsidiaries in Fiscal years 2018, 2017, and 2016. Presentation of the reported compensation information for these years has been recast from prior years to conform to the way in which Fiscal 2018 information is reported, consistent with SEC reporting rules.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Changes in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4]	Total ($)
Michael Happe	2018	$657,692	-	$1,242,179	$414,062	$855,658	-	$44,082	$3,213,673
President, CEO	2017	$599,038	-	$1,004,291	$247,854	$902,152	-	$29,843	$2,783,178
	2016	$338,461	-	$758,835	$115,800	$225,280	-	$2,218	$1,440,594
Bryan L. Hughes	2018	$457,356	-	$371,228	$123,753	$405,277	-	$37,446	$1,395,060
Vice President, CFO	2017	$298,846	-	$451,886	-	$134,497	-	$6,370	$891,599
Stacy L. Bogart[5]	2018	$271,346	$50,000	$701,153	-	$211,813	-	$25,248	$1,259,560
Vice President, General Counsel and Secretary									
Donald J. Clark	2018	$400,000	-	-	-	$4,574,055	-	-	$4,974,055
President, Grand Design Vice President, Winnebago Industries, Inc.	2017	$330,769	-	-	-	$2,700,915	-	-	$3,031,684
Brian D. Hazelton	2018	$472,588	-	$365,368	$121,802	$173,054	-	$39,945	$1,172,757
Vice President and General Manager, Motorhomes	2017	$558,827	-	$551,208	$57,260	$207,298	-	$23,089	$1,397,682

(1) The table below illustrates the three categories of stock awards as presented above:

Name	Fiscal Year	Non-Performance-Based Restricted Stock Grant[a]	Performance-Based Plans: Annual Incentive Plans[b]	Performance-Based Plans: LTIP / Performance Shares[c]	Total Stock Awards
Michael J. Happe	2018	$ 414,074	$ —	$ 828,104	$ 1,242,179
	2017	370,937	—	633,354	1,004,291
	2016	166,700	112,648	479,487	758,835
Bryan L. Hughes	2018	123,743	—	247,486	371,228
	2017	280,500	—	171,386	451,886
Stacy L. Bogart [d]	2018	554,500	—	146,653	701,153
	2017	—	—	—	—
Donald J. Clark	2018	—	—	—	—
	2017	—	—	—	—
	2016	—	—	—	—
Brian D. Hazelton	2018	121,789	—	243,578	365,368
	2017	292,110	—	259,098	551,208
	2016	—	—	—	—

(a) These amounts represent non-performance based restricted stock granted pursuant to the 2014 Plan computed in accordance with ASC 718. The grant date fair value of each of the non-performance based awards was determined at the closing price of the Company's shares on the NYSE on the grant date without regard to estimated forfeitures related to service-based vesting conditions.

(b) The amounts reported in this column do not reflect actual compensation realized by the NEOs in 2016. These amounts represent the fair value of the annual performance-based award, which was required to be paid in stock subject to a one-year holding period under the annual Officers Incentive Compensation Plan ("OICP") for 2016. The 2017 and 2018 OICPs have no stock component and are all cash.

(c) The amounts shown represent the grant date fair value computed in accordance with FASB ASC 718 of the LTIP / performance share awards. The amounts shown for Fiscal 2018-2020 LTIP represent the values that are based on achievement of 100% of the target performance. Assuming achievement of the maximum 150% of target performance, the value of the Fiscal 2018-2020 LTIP awards would be: $1,242,156 for Mr. Happe; $371,229 for Mr. Hughes; $219,980 for Ms. Bogart; and $365,367 for Mr. Hazelton. Assumptions used in the calculation of the amounts reported in this column are included in Note 12 to the financial statements included in our 2018 Form 10-K.

(d) Ms. Bogart joined the Company in January 2018.

(2) The amounts shown represent the aggregate grant date fair values of the option grants. Assumptions used in the calculation of the amounts reported in this column are included in Note 12 to the financial statements included in our 2018 Form 10-K.

(3) These amounts represent actual annual incentive plan award payouts made in cash to NEOs under the 2016, 2017 and 2018 OICPs. In the case of Mr. Clark, these amounts do not represent award payouts under such OICPs, but instead represent award payouts under the pre-existing Grand Design Management Incentive Plan that he participates in.

(4) Amounts reported in this column for Fiscal 2018 include the following:

Name	Tax and Financial Planning	Car Allowance	Life Insurance Premiums	Dividend[1]	401(k) Match	Total
Michael J. Happe	$8,183	$18,400	$952	$9,277	$7,270	$44,082
Bryan L. Hughes	$8,183	$18,400	$952	$5,122	$4,789	$37,446
Stacy L. Bogart	$8,183	$7,846	$952	$3,000	$5,267	$25,248
Donald J. Clark	_	_	_	_	_	_
Brian D. Hazelton	$8,183	$18,400	$952	$4,031	$8,379	$39,945

(1) Beginning in Fiscal 2019, dividends accrue and do not vest until underlying awards vest.

(5) Ms. Bogart received a new hire stock award of 10,000 shares of restricted stock on January 2, 2018 and a pro-rated FY18-20 LTIP award with a target value of 3,303 shares. She also received a sign-on bonus of $50,000 on January 2, 2018.

Grants of Plan-Based Awards Table

The following table provides additional information relating to plan-based awards granted to our NEOs in Fiscal 2018. Actual payouts were made to the NEOs under the 2014 Plan and the Fiscal 2018 OICP and awards were granted under the Fiscal 2018-2020 LTIP as discussed under "Compensation Discussion and Analysis-Annual Incentive Plan", "Fiscal 2018 OICP" and "2018 Equity Awards", respectively, above.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payments Under Equity Incentive Plan Awards[2]						
Name	Plan Name	Grant Date [3]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[4] ($)
Michael J. Happe	2014 Plan	10/18/17								28,015	$44.40	$414,062
	2014 Plan	10/18/17							9,326			$414,074
	2018 OICP		108,000	675,000	1,350,000							
	FY18-20 LTIP	10/18/17				1,865	18,651	27,977				
Bryan L. Hughes	2014 Plan	10/18/17								8,373	$44.40	$123,753
	2014 Plan	10/18/17							2,787			$123,743
	2018 OICP		73,800	322,875	645,750				—			
	FY18-20 LTIP	10/18/17				557	5,574	8,361	—			
Stacy L. Bogart	2014 Plan	-								-		
	2014 Plan	1/2/18							10,000			$554,500
	2018 OICP		26,049	162,808	325,616							
	FY18-20 LTIP	1/2/18				330	3,303	4,954				
Donald J. Clark[5]												
Brian D. Hazelton	2014 Plan	10/18/17								8,241	$44.40	$121,802
	2014 Plan	10/18/17							2,743			$121,789
	2018 OICP		76,384	310,310	620,620							
	FY18-20 LTIP	10/18/17				548	5,486	8,229				

(1) Fiscal 2018 OICP targets annual performance against goals established by the Committee. Awards under the Fiscal 2018 OICP are payable in cash. The Threshold, Target and Maximum amounts presented above represent amounts that could have been earned by our NEOs for Fiscal 2018 under the Fiscal 2018 OICP. Ms. Bogart's Fiscal 2018 OICP has been prorated to reflect her January 2018 start date.

(2) Fiscal 2018-2020 LTIP refers to our performance shares. For each of the NEOs, the Threshold, Target and Maximum amounts under the Fiscal 2018-2020 LTIP represent potential performance stock payments that are measured over a three-year performance period from August 30, 2017 through August 25, 2020.

(3) The Human Resource Committee approved the Fiscal 2018 OICP and Fiscal 2018-2020 LTIP plans on October 18, 2017, effective as of August 27, 2017.

(4) The grant date value per share of the restricted stock was $44.40 on October 18, 2017 and $55.40 on January 2, 2018, and for the stock option award, the Black-Scholes value per share was $14.78.

(5) Mr. Clark is not eligible to participate in the Fiscal 2018 OICP or Fiscal 2018-2020 LTIP, however he remains eligible to participate in the pre-existing Grand Design Management Incentive Plan.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Executive Employment Arrangements

None of the current NEOs has an employment agreement except for Mr. Happe and Mr. Clark as previously discussed. However, all NEOs are party to an Executive Change of Control Agreement that provides the executive with three-year severance benefits in the event he or she ceased to be employed by the Company within three years of a "Change of Control," as defined in the agreement. Discussion of the payouts provided for under various termination situations as well as the October 2018 revisions to these agreements is set forth in the section "Potential Payments upon Termination or Change of Control" below.

Base Salary

In general, the Committee annually reviews and adjusts base pay, in keeping with the overall objectives, pay philosophy and relative position with comparable companies, as discussed in more detail in the "Compensation Discussion and Analysis-Base Salary" above.

Stock Awards

Grants of restricted stock and stock options, the ASC 718 grant date fair value of which is disclosed in the Summary Compensation Table, begin vesting annually in increments of one-third beginning one year from the date of grant for restricted stock grants. Restricted Stock grants and stock option awards are subject to earlier vesting in the event of a Change of Control or termination of employment, as set forth in the section "Potential Payments upon Termination or Change of Control" below.

Annual Incentive Plan

In addition to base salary, each NEO (other than Mr. Clark, who is eligible for a bonus as described on page 18 under "Elements of Compensation") is eligible to receive, subject to certain financial performance metrics, a target annual incentive cash award equal to a percentage of his or her annual base salary, which is discussed in the "Compensation Discussion and Analysis-Annual Incentive Plan" above.

Long-Term Incentive Plans

This element of compensation, including payouts made in Fiscal 2016, Fiscal 2017 and Fiscal 2018, is described in the "Compensation Discussion and Analysis - Fiscal 2018 Equity Awards" above. See "Compensation Discussion and Analysis" for further information regarding the terms of awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table and for discussions regarding officer stock ownership guidelines, incentive compensation awards, and allocations between short-term and long-term compensation.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding the outstanding equity awards held by each of the NEOs as of August 25, 2018:

	Option Awards				Stock Awards		LTIP / Performance Shares	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[3] (#)	Market Value of Shares or Units of Stock That Have Not Vested[4][9] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[10]
Michael J. Happe	4,433	8,867 [1]	$27.89	10/11/2026	21,527 [4]	$802,957		
	6,666	3,334 [2]	$16.67	1/18/2026			12,855 [6]	$479,492
	5,666	11,334 [3]	$35.50	12/13/2026			22,709 [7]	$847,046
	-	28,015 [4]	$44.40	10/18/2027			18,651 [8]	$695,682
Bryan L. Hughes	-	8,737 [4]	$44.40	10/18/2027	9,454 [4]	$352,634	6,110 [7]	$227,903
							5,574 [8]	$207,910
Stacy L. Bogart	-	-			10,000 [4]	$373,000	3,303 [8]	$123,202
Donald J. Clark	-	-	$0.00	-	-	-	-	
Brian D. Hazelton	2,333	4,667 [1]	$27.89	10/11/2026	-	-	9,290 [7]	$346,517
	-	8,241 [4]	$44.40	10/18/2027	10,077 [4]	$375,872	5,486 [8]	$204,628

(1)   Represents stock granted on October 11, 2016 as an annual stock grant under the 2014 Plan, which will vest with respect to 33% of the shares covered by the option on each of the first three anniversaries of the grant date.

(2)   Represents stock granted on January 18, 2016 as a new hire grant under the 2014 Plan, which will vest with respect to 33% of the shares covered by the option on each of the first three anniversaries of the grant date.

(3)   Represents stock granted on December 13, 2016 as a grant for the purchase of Grand Design RV under the 2014 Plan, which will vest with respect to 33% of the shares covered by the option on each of the first three anniversaries of the grant date.

(4) Represents stock granted on October 18, 2017 as an annual stock grant under the 2014 Plan, which will vest with respect to 33% of the shares covered by the option on each of the first three anniversaries of the grant date.

(5) Represents stock granted on January 2, 2018 as a new hire grant under the Omnibus Plan, which will vest with respect to 1/3 of the shares on the first anniversary of the date of grant.

(6) Represents FY16-18 LTIP at target, under the 2014 Plan for the three-year performance period beginning August 29 2015 ending August 25 2018. Settled shares subject to one year holding period.

(7) Represents FY17-19 LTIP at target, under the 2014 Plan for the three-year performance period beginning August 28 2016 ending August 31 2019. Settled shares subject to one year holding period.

(8) Represents FY18-20 LTIP at target, under the 2014 Plan for the three-year performance period beginning August 27 2017 ending August 30 2020. Settled shares subject to one year holding period.

(9) Represents the value of unvested stock as of August 25th 2018 with a stock price of $37.30.

(10) Represents the value of unearned LTIP awards at target as August 25th 2018 with a stock price of $37.30.

Option Exercises and Stock Vested Table

The following table provides the amounts received before payroll withholding taxes upon the exercise of options or similar instruments or the vesting of stock or similar instruments during Fiscal 2018.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Michael J. Happe	—	—	7,766	360,968
Bryan Hughes	—	—	3,333	120,821
Brian Hazelton	—	—	3,666	148,374

(1) Valued at the closing market price of the Company's Common Stock of $36.05 (August 29, 2017), $43.00 (October 11, 2017), $52.40 (January 18, 2018) and $36.25 (May 15, 2018) as quoted on the NYSE on the vesting dates respectively.

Potential Payments upon Termination or Change of Control

Executive Change of Control Agreements

During Fiscal 2001, the Board of Directors approved Executive Change of Control Agreements for certain executive officers and, at later dates, approved agreements for certain other executive officers, including NEOs, not previously a party to an Executive Change of Control Agreement. In December 2008, the Board of Directors approved amendments to the Executive Change of Control Agreements primarily to comply with the enactment of IRC Section 409A, while still preserving material terms of the Company's agreement with each executive (the Executive Change of Control Agreements, as amended, "Agreements").

The purpose of the Agreements is to reinforce and encourage executives to remain with the Company, to maintain objectivity and a high level of attention to their duties without distraction from the possibility of a change of control of the Company. The Agreements provide that in the event of a "Change of Control" of the Company, as that term is defined in the Agreements, each such executive (provided such Change of Control occurs when the executive is in the employ of the Company) would receive, in the event he or she ceases to be employed by the Company within three years following a Change of Control of the Company (for a reason other than death, disability, cause, normal retirement or, under certain circumstances, a voluntary termination of employment by the executive), a lump-sum equal to three times the average of the aggregate annual compensation paid to the executive during the three fiscal years preceding the Change of Control. The executives also receive annual and long-term incentive payments upon a Change in Control event if there is no termination of

employment upon Change in Control. This multiple was arrived at by the Committee after an analysis of certain Compensation Peers' change of control agreements at the time these agreements were initially developed.

Under the Agreements, a "Change of Control" occurs when (i) any person becomes an "acquiring person" (as defined below) or (ii) individuals who shall qualify as Continuing Directors (as defined below) shall have ceased for any reason to constitute at least a majority of our Board of Directors; provided, however, that in the case of either clause (i) or (ii) a Change of Control shall not be deemed to have occurred if the event shall have been approved prior to the occurrence thereof by a majority of the Continuing Directors who shall then be members of such Board of Directors. "Continuing Director" means (i) any member of our Board of Directors, while such person is a member of the Board, who is not an affiliate or associate of any acquiring person or of any such acquiring person's affiliate or associate and was a member of the Board prior to the time when such acquiring person shall have become an acquiring person and (ii) any successor of a Continuing Director, while such successor is a member of the Board, who is not an acquiring person or any affiliate or associate of any acquiring person or a representative or nominee of an acquiring person or of any affiliate or associate of such acquiring person and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors. An "acquiring person" means any person or any individual or group of affiliates or associates of such person who acquires beneficial ownership, directly or indirectly, of 20% or more of the outstanding stock of the Company if such acquisition occurs in whole or in part following the date of that person's agreement.

Annual Incentive Plan Payments

In the event of a "Change in Control" (as defined in the Officers Incentive Compensation Plan), participants are entitled to receive awards within 15 days of the effective date of the Change in Control based upon the Committee's estimate of our financial performance through the end of the fiscal year in which such Change in Control occurs and such payment is not dependent upon termination of employment. A participant must be employed by the Company at the end of the fiscal year to be eligible for annual incentive payments, except for a Change in Control as described above or as determined by the Committee for normal retirement, disability and death.

2014 Incentive Compensation Plan Payments

Long-Term Incentive Plan Payments

In the event of a "Change in Control" (as defined in the 2014 Plan) participants are entitled to receive awards within 15 days of the effective date of the Change in Control based on the Committee's estimate of our financial performance through the end of the applicable Long-Term Incentive Plan three-year fiscal period in which such Change in Control occurs. A participant must be employed by the Company at the end of the three-year fiscal period to be eligible for any long-term incentive award, except for a Change in Control as described above or as waived by the Committee.

Restricted Stock

Pursuant to restricted stock award agreements entered into by each NEO other than Mr. Clark, unvested awards of restricted stock will immediately vest to NEOs under the following circumstances:

- if the NEO's termination of employment is due to his or her death or disability (as defined in the applicable Plan) and, in the case of the Fiscal 2016 and Fiscal 2017 restricted stock awards only, occurs after at least five consecutive years of employment with the Company, any unvested awards of restricted stock immediately vest

In addition, any restricted shares awarded prior to Fiscal 2019 that are not vested under the 2014 Plan will vest upon a "Change of Control" (as defined in the applicable Plan) of the Company. In all other circumstances, in the event that a NEO ceases to be employed by the Company or any subsidiary, any unvested awards held by such grantee will terminate and thereafter be null and void.

Stock Options

Pursuant to the stock option agreements entered into by certain of our NEOs, unvested options will vest upon a "Change of Control" (as defined in the 2014 Plan) of the

Company. In the event that a NEO ceases to be employed by the Company, stock options held by such NEO will vest as follows:

- if the NEO's termination of employment is due to his or her disability and, in the case of the Fiscal 2016 and Fiscal 2017 option awards only, occurs after at least five consecutive years of employment with the Company, the stock options become vested in full and immediately exercisable for a period of ten years after any stock option grant date for non-qualified stock options; and
- if the NEO's termination of employment is due to his or her death and, in the case of the Fiscal 2016 and Fiscal 2017 option awards only, occurs after at least five consecutive years of employment with the Company, the options shall become vested in full and immediately exercisable by the NEO's estate or legal representative following such termination of employment and shall thereafter, terminate.

In the event that a NEO ceases to be employed by the Company other than because of disability or death or, in the case of the Fiscal 2016, Fiscal 2017 and Fiscal 2018 option awards only, if any of disability or death occurs before the NEO has completed five consecutive years of employment with the Company, any outstanding stock options held by the NEO which have not vested as of the date of termination of employment will terminate.

Change in Control Definitions and Triggers

On October 15, 2018, the Committee approved new Executive Change in Control Agreements, which are expected to be entered into prior to December 31, 2018 with each of the NEOs (other than Mr. Clark), in order to align the Company's practices with market standard practices among our peers. The material changes to the new agreements include:

- payment of severance only relative to salary and target annual incentives rather than total taxable earnings;
- a revised severance multiple of two times rather than three times base salary and annual target bonus for all executives other than Mr. Happe, whose multiple remains at three times;
- a reduced severance window linked to termination of employment without cause or for good reason within two years of the date of the change in control rather than three years; and
- a revised definition of Change in Control that utilizes a 30% acquisition trigger rather than a 20% trigger.

Due to the unique nature of Mr. Clark's employment and compensation arrangements with the Company entered into in association with the Grand Design acquisition, no changes were made to Mr. Clark's Executive Change of Control Agreement.

Estimated Change of Control or Termination Payments and Benefits at the End of Fiscal 2018

The following table reflects the payments and benefits payable to each of the NEOs in the event of a termination of the executive's employment under several different circumstances. The amounts shown assume that termination was effective as of August 25, 2018, at the executive's compensation and service levels as of that date, and are estimates of the amounts that would be payable to the NEOs in each scenario. The amounts do not include benefits paid by insurance providers under life and disability policies or payments and benefits provided on a non-discriminatory basis to employees upon a termination of employment. The actual amounts to be paid out can only be determined at the time of an executive's actual separation from the Company. Factors that could affect the nature and the amounts paid on termination of employment, among others, include the timing of event, compensation level, the market price of the Company's Common Stock and the executive's age.

Name	Severance[1]	Annual or Management Incentive Plan[2]	LTIP / Performance Shares[3]	Restricted Stock- Unvested and Accelerated[4]	Stock Options- Unvested and Accelerated[5]	Total Benefits
Michael J. Happe						
Retirement[6] or Voluntary Separation	$ —	$ —	$ —	$ —	$ —	$ —
Involuntary Termination for Cause	—	—	—	—	—	—
Change of Control:[7]						—
Without Termination	—	—	$1,940,966	$802,951	$172,620	$2,916,537
Termination WIthout Cause/Good Reason	$4,878,721	$855,658	$1,940,966	$802,951	$172,620	$8,650,916
Death	—	$855,658	—	—	—	$855,658
Disability	—	$855,658	—	—	—	$855,658
Bryan L. Hughes						
Retirement[6] or Voluntary Separation	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—
Change of Control:[7]						
Without Termination	—	—	$417,894	$352,634	—	$770,528
Termination WIthout Cause/Good Reason	$2,125,196	$405,277	$417,894	$352,634	—	$3,301,001
Death	—	$405,277	—	—	—	$405,277
Disability	—	$405,277	—	—	—	$405,277
Stacy L. Bogart						
Retirement[6] or Voluntary Separation	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—
Change of Control:[7]						
Without Termination	—	—	$146,653	$373,000	—	$519,653
Termination WIthout Cause/Good Reason	$1,597,497	$211,813	$146,653	$373,000	—	$2,328,963
Death	—	$211,813	—	—	—	$211,813
Disability	—	$211,813	—	—	—	$211,813
Donald J. Clark						
Retirement[6] or Voluntary Separation	—	—	—	—	—	$4,574,055
Involuntary Termination for Cause	—	—	—	—	—	$4,574,055
Change of Control:[7]						—
Without Termination	—	—	—	—	—	—
Termination WIthout Cause/Good Reason	$12,008,609	—	—	—	—	$12,008,609
Death	—	$4,574,055	—	—	—	$4,574,055
Disability	—	$4,574,055	—	—	—	$4,574,055
Brian D. Hazelton						
Retirement[6] or Voluntary Separation	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—
Change of Control:[7]						
Without Termination	—	—	$502,676	$375,872	$43,916	$922,464
Termination WIthout Cause/Good Reason	$2,340,211	$173,054	$502,676	$375,872	$43,916	$3,435,729
Death	—	$173,054	—	—	—	$173,054
Disability	—	$173,054	—	—	—	$173,054

(1) Severance upon a Change of Control equals an amount equal to three times the average of the aggregate annual compensation paid during our three fiscal years immediately preceding the Change of Control and excludes any payments required to cover IRC Section 280G obligations if applicable. Upon the execution of our revised Change in Control Agreements prior to December 31, 2018, severance equals an amount equal to two times (or three times in the case of our CEO) base salary and target annual incentive for executives party to these agreements.

(2) Represents the NEOs' annual incentive eligibility pursuant to the 2018 Officers Incentive Compensation Plan (other than Mr. Clark) or 2018 Grand Design Management Incentive Plan (Mr. Clark).

(3)   Represents the LTIP incentive achieved pursuant to the Fiscal 2016-2018 LTIP, except by a termination pursuant to a Change of Control, which includes the full amount payable under the Fiscal 2016-2018 LTIP and the target amount estimated to be payable under the Fiscal 2017-2019 LTIP and the Fiscal 2018-2020 LTIP. Shares earned under these plans are subject to a one-year holding period post-vesting.

(4)   Represents the intrinsic value of stock grants based on our closing stock price of $37.30 per share on August 25, 2018, the last day of Fiscal 2018.

(5)   Represents the intrinsic value of stock options based on our closing stock price of $37.30 per share on August 25, 2018, the last day of Fiscal 2018.

(6)   Retirement under certain of the 2014 Plan award agreements is defined as attaining age 60 and five or more years of service with the Company.

(7)   The term "Change of Control" as used here is the term as defined in the 2014 Plan applicable to all awards granted prior to the Fiscal 2019 equity awards. Beginning with our Fiscal 2019 equity awards, under the 2019 Plan, the definition of Change in Control will be updated to include, among other things, a double trigger mechanism, as described further under "Change in Control Definitions and Triggers" on page 32.

CEO Pay Ratio Disclosure

As a result of rules adopted by the SEC under the Dodd-Frank Act, beginning for fiscal years starting January 1, 2017, the SEC requires disclosure of the ratio of the median employee's annual total compensation to that of the principal executive officer ("PEO"). The Company's PEO is Mr. Happe, our President and CEO.

As of our measurement date of August 25, 2018, our employee population including all full-time, part-time and temporary workers, consisted of approximately 5,965 individuals, all of whom worked in the United States.

To identify the median employee, as well as determine the annual total compensation of the median employee, we used the following methodology and consistently applied material assumptions, adjustments and estimates.

- We compared the payroll data for our employee population described above (minus our PEO) using a compensation measure consisting of base pay related wages paid during Fiscal 2018. Base pay related wages includes the amount of base salary the employee received during the year and all other pay elements related to base pay including, but not limited to holiday pay, paid time off, overtime and shift differentials. We did not include cash bonuses, commissions, equity grants or any adjustments for the value of benefits provided.
- We annualized the base pay related wages of all full-time and part-time employees who were hired by the Company and its subsidiaries between August 26, 2017 and August 25, 2018.
- Based upon base pay related wages of each employee, we identified a median employee and calculated that employee's annual total compensation.
- We determined annual total compensation, including any perquisites and other benefits, in the same manner that we determine the annual total compensation of our PEO for purposes of the Summary Compensation Table disclosed below.

This resulted in the median employee's annual total compensation as shown below.

Annual Total Compensation of Median Employee: $33,925

Annual Total Compensation of PEO (Mr. Happe): $3,213,673

Based on this information for Fiscal 2018, we reasonably estimate that the ratio of our CEO's annual total compensation to the annual total compensation of our median employee was 95 to 1. Our pay ratio estimate has been calculated in a manner consistent with Item 402(u) of Regulation S-K.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to our pay ratio reported above.

Item 2: Approval of Executive Compensation (the "Say on Pay" Vote)

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires the Board to provide our shareholders with the opportunity to vote, on a non-binding, advisory basis, on the compensation of our NEOs as set forth in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. This proposal is also referred to as the "Say on Pay" vote. At the 2017 Annual Meeting, the shareholders determined that the Say on Pay vote would be held annually.

As described in the "Compensation Discussion and Analysis" section of this Proxy Statement, the primary objectives of our executive compensation programs are to attract and retain key executives critical to us; to align the interests of our Management with those of our shareholders; to integrate compensation with our business plans; and to reward for both business and individual performance, whereby a substantial portion of each executive officer's total compensation potential is a function of performance incentives. The Board believes the compensation of the NEOs outlined in the Proxy Statement is appropriate based upon the performance of the Company.

While the Board of Directors and especially the Human Resources Committee intend to carefully consider the results of the voting on this proposal when making future decisions regarding executive compensation, the vote is not binding on the Company or the Board and is advisory in nature.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING, ON A NON-BINDING, ADVISORY BASIS, FOR APPROVAL OF THE EXECUTIVE COMPENSATION AS OUTLINED IN THE PROXY STATEMENT FOR THE REASONS DISCUSSED ABOVE.

Item 3: Approval of the 2019 Omnibus Incentive Plan

Introduction

On October 16, 2018, our Board of Directors, at the recommendation of our Human Resources Committee (the "Committee"), approved the Winnebago Industries, Inc. 2019 Omnibus Incentive Plan (the "2019 Plan"), subject to approval by our shareholders at the 2018 Annual Meeting. The 2019 Plan will become effective on the date it is approved by our shareholders, and will replace the 2014 Omnibus Equity, Performance Award and Incentive Compensation Plan (the "2014 Plan"). We do not grant any equity awards under any plan other than the 2014 Plan and our Directors' Deferred Compensation Plan (the "Directors' Plan").

After the 2019 Plan becomes effective upon approval by our shareholders, no new awards will be made under the 2014 Plan. The number of shares of our Common Stock that may be the subject of awards and issued under the 2019 Plan is 4,100,000, plus the shares subject to any awards outstanding under the 2014 Plan and our predecessor plan, the 2004 Incentive Compensation Plan (the "2004 Plan"), as of the date the 2019 Plan becomes effective that subsequently expire, are forfeited or canceled or are settled for cash. Until such time, however, awards under the 2014 Plan and the 2004 Plan, respectively, that are outstanding on the date the 2019 Plan becomes effective will continue to be subject to the terms of the 2014 Plan or 2004 Plan, as applicable.

As of August 25, 2018, a total of 469,704 shares were subject to outstanding awards under the 2014 Plan, and 9,000 shares were subject to outstanding awards under the 2004 Plan. As of the same date, 1,677,481 shares in the aggregate were available for future awards under the 2014 Plan. Any shares remaining available for future awards under the 2014 Plan as of the effective date of the 2019 Plan will not be carried over into the 2019 Plan.

Shareholder Approval and Board of Directors Recommendation

Shareholder approval of the 2019 Plan is being sought in order to satisfy the shareholder approval requirements of the NYSE and Internal Revenue Code (as amended, the "Code") Section 422 to enable options granted under the 2019 Plan to qualify as incentive stock options.

Our Board of Directors recommends that our shareholders vote **FOR** the 2019 Plan because it includes a number of features that we believe are consistent with the interests of our shareholders and sound corporate governance practices. The 2019 Plan also will provide us with a share reserve that will enable us to continue to provide a competitive mix of compensation to our key employees. If the 2019 Plan is not approved by our shareholders, the 2014 Plan will remain in effect and we will remain subject to its existing share reserve.

Factors Considered in Setting Size of Requested Share Reserve

As of August 25, 2018, there were 31,824,951 shares of our Common Stock issued and outstanding. The closing sale price of a share of our Common Stock on the NYSE on that date was $37.30.

In setting the proposed number of shares reserved and issuable under the 2019 Plan, the Committee and our Board of Directors considered a number of factors as described below.

Awards Outstanding and Shares Available for Grant

The table below shows, as of August 25, 2018, the shares reserved for issuance of outstanding awards under the 2014 Plan as well as its predecessor, our 2004 Plan, and available for future grant under our 2014 Plan. The table also shows the number of shares that will be available for future grants under each equity compensation plan following approval of the 2019 Plan by our shareholders.

	As of August 25, 2018[1]		After Approval of 2019 Plan	
	Shares Reserved for Issuance of Outstanding Awards[1]	Shares Available for Future Awards	Shares Reserved for Issuance of Outstanding Awards	Shares Available for Future Awards
2004 Plan[2]	9,000	0	6,500	0
2014 Plan[2]	469,704	1,677,481	353,347	0
2019 Plan	0	0	0	4,100,000[3]
Total	478,704	1,677,481	359,847	4,100,000[3]

(1) Shares reserved for issuance of outstanding awards at August 25, 2018 consist of the following:

	Types of Awards			
	Options/SARs	Full Value Awards	Weighted Average Exercise Price of Options/SARs	Shares Available for Future Awards
2004 Plan[2]	0	0	N/A	0
2014 Plan[2]	138,510	331,194	36.68	0

(1) We also issue stock units pursuant to our Directors' Plan using treasury shares. The Directors' Plan does not limit the number of shares of Common Stock issuable thereunder. The number of stock units to be distributed pursuant to the Directors' Plan upon a directors' separation from service of the Company will be based upon the amount of the participating directors' compensation and the per share price at the time of deferral.
(2) No further equity awards may be granted under the 2004 Plan or, following shareholder approval of the 2019 Plan, under the 2014 Plan; however, any shares that would return to the 2004 Plan or 2014 Plan as a result of an award terminating, expiring or being forfeited or being settled in cash in lieu of shares will instead become available under the 2019 Plan.
(3) The 2019 Plan authorizes 4,100,000 shares for awards.

Historical Equity Granting Practices

Our three-year average "burn rate" was 0.8% for Fiscal 2016 through Fiscal 2018. We define burn rate as the total number of shares subject to awards granted to participants in a single year expressed as a percent of our basic weighted average common shares outstanding for that year. We believe our historical burn rate is reasonable for a company of our size in our industry.

Estimated Duration of Shares Available for Issuance under the 2019 Plan

Based on the 4,100,000 shares to be reserved under the 2019 Plan and our three-year average burn rate as described above, we expect that the requested share reserve will cover awards for approximately 8 years.

Expected Dilution

As of August 25, 2018, our existing voting power dilution under the 2014 Plan was 6.6%. We define existing voting power dilution as the sum of (i) the total number of shares available for future grants under the 2014 Plan and (ii) the total number of shares of our Common Stock subject to outstanding awards under the 2014 Plan and the 2004 Plan, divided by the fully diluted number of common shares outstanding. Our projected voting power dilution as of that same date would be 14.2%, based on including the 4,100,000 share reserve under the 2019 Plan in the formula, and eliminating the shares available for future grants under the 2014 Plan, since unused shares under the 2014 Plan will not be carried over to the 2014 Plan. In light of the expected duration of 2019 Plan's share reserve, we believe that the expected dilution that will result from the 2019 Plan is reasonable for a company of our size in our industry.

Key Compensation Practices

The content of the 2019 Plan is similar to our 2014 Plan. The primary changes reflected in the 2019 Plan, as compared to the 2014 Plan include:

- *Updated definition of "Change in Control".* The 2019 Plan definition increases the level of stock ownership required to trigger a change in control to 30%, up from 20% in the 2014 Plan and better reflects current market practices.

- *"Double trigger" acceleration of equity awards upon a Change in Control.* The 2019 Plan provides for vesting of time-based equity awards or performance-based equity awards based on both (1) the occurrence of a change in control and (2) an accompanying involuntary termination of service without cause or, if so provided by the Committee, a termination for good reason, within 24 months of the consummation of the change in control (other than in the event awards are not continued, assumed, or replaced in connection with a corporate transaction, in which case they will accelerate upon the change in control).

- *Increased flexibility of design.* The 2019 Plan increases flexibility for the design of performance-based awards following the repeal of the performance-based compensation exception under Section 162(m) of the Code.

- *Restrictions on dividends and dividend equivalents.* The 2019 Plan prohibits the payment of dividends or dividend equivalents on stock options and stock appreciation rights ("SARs"), and provides that unless otherwise specified in an award agreement, any dividends or dividend equivalents payable with respect to shares or share equivalents subject to the unvested portion of a full value award will be subject to the same restrictions and risk of forfeiture as the shares or share equivalents to which such dividends or dividend equivalents relate.

- *Net best cutbacks.* Like the 2014 Plan, the 2019 Plan does not provide any parachute payment gross-ups to its participants. The 2019 Plan also provides that if any benefits provided to a participant under the 2019 Plan or other Company compensation arrangements in connection with a change in control would constitute "parachute payments" within the meaning of Code Section 280G and result in the imposition of an excise tax on the participant under Code Section 4999, then the amount of such payments and benefits will either (i) be reduced to the extent necessary to avoid characterization as parachute payments and the imposition of the excise tax, or (ii) be paid in full and remain subject to the imposition of the excise tax, whichever results in the participant's receipt on an after-tax basis of the greatest amount of payments and benefits.

The 2019 Plan continues to include a number of features similar to our 2014 Plan that we believe are consistent with the interests of our shareholders and sensible corporate governance practices, including the following:

- *Incorporates a fungible share design.* Full value awards (such as restricted stock units and performance stock units), count against the shares reserved for issuance at a 2.0:1 ratio (slightly lower than the 2.5:1 ratio under the 2014 Plan), while appreciation awards (such as SARs and stock options) continue to be counted against the share reserve at a 1:1 ratio.

- *Minimum vesting or performance period for all awards.* A minimum vesting or performance period of one year is prescribed for all awards, subject to limited exceptions.

- *No liberal definition of "change in control."* No change in control would be triggered by shareholder approval of a business combination transaction, the announcement or commencement of a tender offer, or any board assessment that a change in control may be imminent.

- *No repricing of underwater options or stock appreciation rights without shareholder approval.* The 2019 Plan prohibits, without shareholder approval, actions to reprice, replace, or repurchase options or SARs when the exercise price per share of an option or SAR exceeds the fair market value of a share of our Common Stock.

- *No parachute payment gross-ups.* Like the 2014 Plan, the 2019 Plan does not provide any parachute payment gross-ups to its participants.

- *Limit on non-employee director awards.* The 2019 Plan subjects awards to individual non-employee directors under the 2019 Plan to an annual grant date fair value limit of $300,000, similar to the share limits included in in the 2014 Plan.

- *Limits on awards.* The 2019 Plan provides that the number of shares subject to options or SARS that may be granted to any one participant (other than a non-employee director) during any calendar year may not exceed 500,000, and that the annual grant date fair value of all full value awards that are granted to any one participant (other than a non-employee director) during any calendar year may not exceed $5,000,000. These limits update but do not effectively eliminate the share limits and dollar limits included in the 2014 Plan.

- *No discounted option or SAR grants.* The 2019 Plan requires that the exercise price of options or SARs be at least equal to the fair market value of our Common Stock on the date of grant (except in the limited case of "substitute awards" as described below).

Description of the 2019 Incentive Compensation Plan

The major features of the 2019 Plan are summarized below. The summary is qualified in its entirety by reference to the full text of the 2019 Plan, which is attached to this Proxy Statement as Appendix A.

Eligible Participants

Employees, consultants, and advisors of the Company or its affiliates, as well as non-employee directors of the Company, will be eligible to receive awards under the 2019 Plan. As of August 25, 2018, there were approximately 4,721 employees of the Company and its affiliates and seven non-employee directors of the Company who would be eligible to receive awards under the 2019 Plan.

Administration

The 2019 Plan will be administered by the Committee. To the extent not inconsistent with applicable law or stock exchange rules, the Committee may delegate its authority under the 2019 Plan to any one or more of its members, or, with respect to awards to participants who are not themselves our directors or executive officers, to one or more of our directors or executive officers or to a committee of the Board comprised of one or more directors. The Committee may also delegate non-discretionary administrative duties to other persons as it deems advisable. The full Board of Directors will perform the duties and have the responsibilities of the Committee with respect to awards under the 2019 Plan that are made to our non-employee directors.

The Committee has the authority to determine the persons to whom awards will be granted, the timing of awards, the type and number of shares covered by each award, the terms, conditions, performance criteria, and restrictions of the awards as well as the manner in which awards are paid and settled. The Committee may also establish, rescind, and modify rules to administer the 2019 Plan, adopt subplans or special provisions applicable to certain awards, interpret the 2019 Plan, any award and any related award agreement, reconcile any inconsistency, correct any defect or supply an omission in the 2019 Plan and any related award agreement, cancel or suspend an award, determine in what circumstances an award shall be forfeited, accelerate the vesting (subject to certain minimum vesting provisions) or extend the exercise period of an award (whether by amendment or other action), grant substitute awards in accordance with the 2019 Plan, and require or permit the deferral of the settlement of an award.

Except in connection with equity restructurings and other situations in which share adjustments are specifically authorized, the 2019 Plan prohibits the Committee from repricing any outstanding option or SAR awards without the prior approval of our shareholders. For these purposes, a "repricing" includes amending the terms of an option or SAR award to lower the exercise price, canceling an option or SAR award in conjunction with granting a replacement option or SAR award with a lower exercise price, canceling an option or SAR award in exchange for cash, other property or grant of a new full value award at a time when the per share exercise price of the option or SAR award is greater than the fair market value of a share of our Common Stock, or otherwise making an option or SAR award subject to

any action that would be treated under accounting rules as a "repricing."

Subject to certain limitations set forth in the 2019 Plan, the Committee may also modify the terms of awards under the 2019 Plan with respect to participants who reside outside of the United States or who are employed by a non-United States subsidiary of the Company in order to comply with local legal or regulatory requirements.

Available Shares and Limitations on Awards

A maximum of 4,100,000 shares of our Common Stock may be the subject of awards and issued under the 2019 Plan. The shares of Common Stock issuable under the 2019 Plan may come from authorized and unissued shares or treasury shares. Full value awards granted under the 2019 Plan will count as 2.0 shares against the 2019 Plan's authorized share reserve, whereas options and SARs will continue to count as one share against the authorized share reserve.

Under the terms of the 2019 Plan, the number of shares of Common Stock subject to options or SARs that may be granted to any one participant (other than a non-employee director) during a calendar year may not exceed 500,000. The annual grant date fair value of all full value awards that are granted to any one participant (other than a non-employee director) during any calendar year may not exceed $5,000,000. The aggregate grant date fair value of awards granted under the 2019 Plan during a calendar year to any one of our non-employee directors (excluding awards granted at his or her election in lieu of any portion of retainers or fees otherwise payable in cash) may not exceed $300,000. The share limitations under the 2019 Plan are subject to adjustment for changes in our corporate structure or shares, as described below.

If any shares of our Common Stock subject to any award under the 2019 Plan, or to an award under the 2014 Plan or the 2004 Plan that is outstanding on the date our shareholders approve the 2019 Plan, that expires, is forfeited or cancelled, or is settled or paid in cash will, to the extent of such expiration, forfeiture, cancellation or cash settlement, become available again for future awards under the 2019 Plan. Each share that again becomes available for awards in such manner shall increase the share reserve, with shares subject to full value awards increasing the share reserve by 2.0 shares and shares subject to options and SARs increasing the share reserve by one share. However, shares tendered or withheld in payment of the purchase price of a stock option, shares tendered or withheld to satisfy a tax withholding obligation, shares repurchased with proceeds received by the Company from exercise of a stock option and shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right may not be used again under the 2019 Plan.

Any shares of Common Stock issuable during the term of the 2019 Plan as a result of the reinvestment of dividends or the deemed reinvestment of dividend equivalents in connection with an award under the 2019 Plan or our 2014 Plan that are forfeited also will automatically replenish the 2019 Plan share reserve to the extent of such forfeiture.

Awards granted or shares of our Common Stock issued under the 2019 Plan upon the assumption of, or in substitution or exchange for, outstanding equity awards previously granted by an entity acquired by us or any of our affiliates or with which we or any of our affiliates combines (referred to as "substitute awards") will not reduce the share reserve under the 2019 Plan and will not reduce the shares authorized for grant to a participant in any calendar year.

Additionally, if a company acquired by us or any of our subsidiaries or with which we or any of our subsidiaries combines has shares available under a pre-existing plan approved by its shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of that pre-existing plan may be used for awards under the 2019 Plan and shall supplement the share reserve under the 2019 Plan, but only if the awards are made to individuals who were not employed by, or serving as a non-employee director of, us or any of our subsidiaries prior to such acquisition or combination.

Share Adjustment Provisions

If certain equity transactions occur that cause the per share value of our Common Stock to change, such as stock dividends, stock splits, spin-offs, rights offerings, or certain recapitalizations (referred to as "equity restructurings"), the Committee will make adjustments as it deems equitable and appropriate to: (i) the aggregate number and kind of shares or other securities issued or reserved for issuance under the 2019 Plan, (ii) the number and kind of shares or other securities subject to outstanding awards, (iii) the exercise price of outstanding options and SAR awards, and (iv) award limitations prescribed by the 2019 Plan. Other types of transactions may also affect our Common Stock, such as a reorganization, merger, consolidation or partial or complete liquidation of our Company. If there is such a transaction and the Committee determines that adjustments of the type previously described in connection with equity restructurings would be appropriate to prevent any dilution or enlargement of benefits under the 2019 Plan, the Committee may make such adjustments as it deems equitable.

Types of Awards

The 2019 Plan permits us to award stock options, SARs, restricted stock awards, stock unit awards, and other stock-based awards to eligible recipients. These types of awards are described in more detail below.

Stock Options

Employees of the Company or any subsidiary may be granted options to purchase Common Stock that qualify as "incentive stock options" within the meaning of Section 422 of the Code, and any eligible recipient may be granted options to purchase Common Stock that do not qualify as incentive stock options, referred to as "nonqualified stock options." The per share exercise price to be paid by a participant at the time an option is exercised may not be less than 100% of the fair market value of one share of our Common Stock on the date of grant, unless the option is granted as a substitute award as described above. "Fair market value" under the 2019 Plan as of any date generally means the closing sale price of a share of our Common Stock on the NYSE

on that date. As of August 25, 2018, the closing sale price of a share of our Common Stock on the NYSE was $37.30.

The total purchase price of the shares to be purchased upon exercise of an option will be paid by the participant in cash unless the Committee permits exercise payments to be made, in whole or in part, (i) by means of a broker-assisted sale and remittance program, (ii) by delivery to us (or attestation as to ownership) of shares of Common Stock already owned by the participant, or (iii) by a "net exercise" of the option in which a portion of the shares otherwise issuable upon exercise of the option are withheld by us. Any shares delivered or withheld in payment of an exercise price will be valued at their fair market value on the exercise date and have an aggregate value equal to the purchase price of the shares being purchased.

An option will vest and become exercisable at such time, in such installments and subject to such conditions as may be determined by the Committee, and no option may have a term greater than ten years from its date of grant. No dividends or dividend equivalents may be paid or credited with respect to shares subject to an option award.

The aggregate fair market value of shares of our Common Stock with respect to which incentive stock options granted to any participant may first become exercisable during any calendar year may not exceed $100,000. Any incentive stock options that become exercisable in excess of this amount will be treated as nonqualified stock options. The maximum number of shares that may be issued upon the exercise of incentive stock option awards under the 2019 Plan is 4,100,000.

Stock Appreciation Rights

A SAR award provides the right to receive, in cash and/or shares of our Common Stock (as determined by the Committee), an amount equal to the difference between (i) the fair market value as of the date of exercise of the number of shares of our Common Stock as to which the SAR is being exercised, and (ii) the aggregate exercise price of that number of shares. The exercise price per share of a SAR award will be determined by the Committee, but may not be less than 100% of the fair market value of one share of our Common Stock on the date of grant, unless the SAR is granted as a substitute award as described above. No dividends or dividend equivalents may be paid or credited with respect to shares subject to a SAR award. A SAR award may not have a term greater than ten years from its date of grant, and will be subject to such other terms and conditions, consistent with the terms of the 2019 Plan, as may be determined by the Committee.

Restricted Stock Awards

A restricted stock award is an award of our Common Stock that vests at such times and in such installments as may be determined by the Committee. Until it vests, the shares subject to the award are subject to restrictions on transferability and the possibility of forfeiture. The Committee may impose such restrictions or conditions to the vesting of restricted stock awards as it deems appropriate, including that we, or any of our subsidiaries or business units, satisfy specified performance goals. Unless otherwise provided in an award agreement, dividends or distributions payable with respect to shares that are subject to the unvested portion of a restricted stock award will be subject to the same restrictions and risk of forfeiture as the shares to which such dividends or distributions relate. Unless otherwise provided in an award agreement, participants are entitled to vote restricted shares prior to the time they vest.

Stock Unit Awards

A stock unit award is a right to receive the fair market value of a specified number of shares of our Common Stock, payable in cash, shares, or a combination of both, that vests at such times, in such installments and subject to such conditions as may be determined by the Committee, including the satisfaction of specified performance goals. Until it vests, a stock unit award is subject to restrictions and the possibility of forfeiture. Following the vesting of a stock unit award, settlement of the award and payment to the participant will be made at such time as determined by the Committee. Stock unit awards will be subject to such other terms and conditions, consistent with the other provisions of the 2019 Plan, as may be determined by the Committee. The Committee may provide for the payment of dividend equivalents on stock unit awards and other stock-based awards and any such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the underlying units or other awards to which such dividend equivalents relate, unless otherwise provided in the applicable award agreement.

Other Stock-Based Awards

The Committee may grant awards of Common Stock and other awards that are valued by reference to and/or payable in shares of our Common Stock under the 2019 Plan. The Committee has discretion in determining the terms and conditions of such awards, consistent with the terms and purposes of the 2019 Plan.

Minimum Vesting Periods

Awards that vest based solely on the satisfaction of service-based vesting conditions are subject to a minimum vesting period of one year from the date of grant, and awards whose grant or vesting is subject to performance-based vesting conditions must be subject to a performance period of not less than one year. These required vesting and performance periods will not apply: (i) to awards granted to our non-employee directors in payment of or in exchange for other compensation that is already earned and payable, (ii) upon certain specified instances of a change in control, (iii) upon termination of service due to death or disability, (iv) to a substitute award that does not reduce the vesting period of the award being replaced, or (v) to awards involving an aggregate number of shares not in excess of 5% of the 2019 Plan's share reserve. For purposes of awards made to non-employee directors, a vesting period will be deemed to be one year if it runs from the date of one annual meeting of the Company's shareholders to the date of the next annual meeting of the Company's shareholders.

Transferability of Awards

In general, no right or interest in any award under the 2019 Plan may be sold, assigned, transferred, exchanged or encumbered by a participant, voluntarily or involuntarily, except by will or the laws of descent and distribution. However, the Committee may provide that an award (other than an incentive stock option) may be transferable by gift to a participant's family member or pursuant

to a domestic relations order. Any award held by such permitted transferee will remain subject to the same terms and conditions that were applicable to the award before the transfer thereof.

Performance-Based Compensation

The Committee may grant awards under the 2019 Plan as a performance-based award if the Committee establishes performance goals to be attained based on one or more performance measures, and the performance period over which the specified performance is to be attained, as a condition to the grant, vesting, exercisability, lapse of restrictions and/or settlement in cash or shares of such award. Performance measures may include one or more of the following: (i) stock price measures (including but not limited to growth measures and total shareholder return); (ii) earnings per share (actual or targeted growth); (iii) earnings before interest, taxes, depreciation, and amortization ("EBITDA"); (iv) economic value added ("EVA"); (v) net income measures (including but not limited to income after capital costs and income before or after taxes); (vi) revenue and/or sales (gross or net) and margins; (vii) operating income; (viii) cash flow and working capital measures; (ix) return measures (including but not limited to return on assets, equity and/or invested capital); (x) growth measures (including revenue or sales growth); (xi) market share; (xii) product quality and customer satisfaction measures; (xiii) corporate values and strategic measures (including but not limited to ethics compliance, environmental, safety, strategic and succession planning); and (xiv) any other financial, operational or strategic measure approved by the Committee. Any performance goal based on one or more of the foregoing performance measures may be expressed in absolute amounts, on a per share basis (basic or diluted), relative to one or more other performance measures, as a growth rate or change from preceding periods, or as a comparison to the performance of specified companies, indices or other external measures, and may relate to one or any combination of the Company, its affiliates, divisions, business segments, business units or individual performance.

For each performance-based award, the Committee will select the applicable performance measure(s), specify the performance goal(s) based on those performance measures for any performance period, specify in terms of a formula or standard the method for calculating the amount payable to a participant if the performance goal(s) are satisfied, and determine the degree to which applicable performance goals have been satisfied and any amount that vests and is payable in connection with such award. When specifying performance goals in an award, the Committee may provide that one or more adjustments shall be made to the performance measures on which the performance goals are based, which may include adjustments that would cause such measures to be considered "non-GAAP" financial measures. The Committee also may provide, in an agreement or otherwise, for the modification of a performance period and/or adjustments to or waivers of the achievement of performance goals under specified circumstances such as the occurrence of events that are unusual in nature or infrequently occurring, such as a change in control, certain equity restructurings, acquisitions, divestitures, restructuring activities, recapitalizations, or asset write-downs, changes in applicable tax laws or accounting principles, or a participant's death or disability. The Committee may, in its discretion and based on such considerations as it deems appropriate, adjust any amount otherwise determined by the application of the performance goals to be otherwise payable in connection with an award.

Change in Control

If a change in control of the Company that involves a corporate transaction occurs, then the consequences will be as described below unless the Committee provides otherwise in an applicable award or other agreement with a participant. If outstanding awards are continued, assumed or replaced by the surviving or successor entity in connection with a corporate transaction, and if within twenty-four months after the corporate transaction a participant's employment or other service is involuntarily terminated without cause, or, if so provided in the discretion of the Committee in an award agreement, the participant terminates his or her employment or other service for good reason, (i) each of the participant's outstanding options and SARs will become fully vested and exercisable and will remain exercisable for one year, and (ii) each of the participant's unvested full value awards will fully vest. To the extent vesting of any award continued, assumed or replaced is subject to satisfaction of specified performance goals, those goals shall be deemed to be achieved as of the date of the corporate transaction at the target level of performance, or, in the discretion of the Committee, at the actual level of performance (if determinable), and such Awards shall continue to be subject to any continuing service requirements.

If any outstanding award is not continued, assumed or replaced in connection with a change in control involving a corporate transaction, then (i) all outstanding options and SARs will become fully vested and exercisable for a period of time prior to the effective time of the corporate transaction and will then terminate at the effective time of the corporate transaction, and (ii) all full value awards will fully vest immediately prior to the effective time of the corporate transaction. For these purposes, a performance-based award will be considered fully vested at the greater of target level of performance or actual level of performance (if determinable) and the vested portion of the Award at that level of performance is proportionate to the portion of the performance period that has elapsed prior to the corporate transaction. Alternatively, if outstanding awards are not continued, assumed or replaced, the Committee may elect to cancel such awards at or immediately prior to the effective time of the corporate transaction in exchange for a payment with respect to each award in an amount equal to the excess, if any, between the fair market value of the consideration that would otherwise be received in the corporate transaction for the same number of shares over the aggregate exercise price (if any) for the shares subject to such award (or, if there is no excess, such award may be terminated without payment).

In the event of a change in control of the Company that does not involve a corporate transaction, if within twenty-four months after the change in control a participant's employment or other service is involuntarily terminated without cause, or, if so provided in the discretion of the Committee in an award agreement, the participant terminates his or her employment or other service for good reason, (i) each of the participant's outstanding options and SARs will become fully vested and exercisable and remain exercisable for one year, and (ii) each of the participant's unvested full value awards will fully vest. For these purposes, a performance-based award will be considered fully vested at the greater of target level of performance or actual level of performance (if determinable) and the vested portion of the Award at that level of performance is proportionate to the portion of the performance period that has elapsed prior to the participant's termination of employment or other service.

The 2019 Plan also provides that if any payments or benefits provided to a participant under the 2019 Plan or any other Company compensation programs or arrangements in connection with a change in control would constitute "parachute payments" within the meaning of Code Section 280G, and would otherwise result in the imposition of an excise tax under Code Section 4999, then the amount of such payments and benefits will either (i) be reduced to the extent necessary to avoid characterization as parachute payments and the imposition of the excise tax, or (ii) be paid in full and remain subject to the imposition of the excise tax, whichever results in the participant's receipt on an after-tax basis of the greatest amount of payments and benefits.

For purposes of the 2019 Plan, the following terms have the meanings indicated:

- A "change in control" generally refers to the acquisition by a person or group of beneficial ownership of 30% or more of the combined voting power of our voting securities, our continuing directors ceasing to constitute a majority of our Board, or the consummation of a corporate transaction as defined below (unless immediately following such corporate transaction all or substantially all of our previous holders of voting securities beneficially own 50% or more of the combined voting power of the resulting entity in substantially the same proportions).

- A "corporate transaction" generally means (i) a sale or other disposition of all or substantially all of the assets of the Company, or (ii) a merger, consolidation, share exchange or similar transaction involving the Company.

Effect of Termination of Employment or Other Service

Unless otherwise set forth in an applicable award agreement, if a participant ceases to be employed by or provide other services to us and our affiliates, awards under the 2019 Plan will be treated as set forth in the 2019 Plan. Upon termination for cause or upon conduct that would constitute cause during any post-termination exercise period, all unexercised option and SAR awards and all unvested portions of any other outstanding awards will be immediately forfeited without consideration. If a participant's service is terminated due to his or her death or disability, all unvested portions of any outstanding awards shall vest in full immediately and the currently vested and exercisable portions of option and SAR awards may be exercised for a period of one year after the date of such termination. Upon termination for any reason other than death, disability or cause, all unvested and unexercisable portions of any outstanding awards will be immediately forfeited without consideration and the currently vested and exercisable portions of option and SAR awards may be exercised for a period of three months after the date of such termination. However, if a participant thereafter dies during such three-month period, the vested and exercisable portions of the option and SAR awards may be exercised for a period of one year after the date of such termination.

Under the 2019 Plan, "cause" is generally defined as (i) material failure to perform satisfactorily the duties reasonably required of such person; (ii) material violation of any law, rule, regulation, court order or regulatory directive (other than traffic violations, misdemeanors or other minor offenses), including but not limited to, a violation of any federal or state securities laws, rules or regulations or of any rule or other requirement of any securities exchanges on which our Common Stock may, at the time, be listed; (iii) material breach of our business conduct or ethics code or of any fiduciary duty or nondisclosure, non-solicitation, non-competition or similar obligation owed to the Company or any of its affiliates; (iv) engaging in any act or practice that involves personal dishonesty or demonstrates a willful and continuing disregard for the best interests of the Company and its affiliates; or (v) engaging in dishonorable or disruptive behavior, practices or acts which would be reasonably expected to harm or bring disrepute to the Company or any of its affiliates, their business or any of their customers, employees or vendors, provided that if a participant has another then-effective written agreement with the Company that defines "cause", that definition shall control.

Effective Date and Term of the 2019 Plan

The 2019 Plan will become effective on the date it is approved by the Company's shareholders. No awards will be made under the 2019 Plan prior to its effective date. Unless terminated earlier, the 2019 Plan will terminate on the tenth anniversary of the effective date. Awards outstanding under the 2019 Plan at the time it is terminated will continue in accordance with their terms and the terms of the 2019 Plan unless otherwise provided in the applicable agreements.

Amendment of the Plan

Our Board of Directors may amend the 2019 Plan from time to time, but no amendments to the 2019 Plan will be effective without shareholder approval if such approval is required under applicable laws, regulations or stock exchange rules. Our Board of Directors also may suspend or terminate the 2019 Plan at any time. No termination, suspension or amendment of the 2019 Plan may materially impair the rights of any participant under a previously granted award without the consent of the affected participant, unless such action is necessary to comply with applicable laws or stock exchange rules.

Amendment of Awards

The Committee may amend the terms of any award subject to certain limitations, however, no such amendment may materially impair the rights of any participant under a previously granted award without the consent of the affected participant, except for amendments necessary to comply with applicable laws, stock exchange rules or any compensation recovery policy as provided in the 2019 Plan.

Forfeiture and Clawback

The Committee may specify in an award agreement that a participant's rights, payments, and benefits under the award will be subject to reduction, cancellation, forfeiture or recovery by the Company upon the occurrence of certain other specified events, which may include termination of service for cause; violation of any material Company policy; breach of noncompetition, non-solicitation or confidentiality provisions that apply to the participant; a determination that the payment of the award was based on an incorrect determination that financial or other criteria were met or other conduct by the participant that is detrimental to the business or reputation of the Company or its affiliates, including, but not limited to, a violation of any federal or state securities laws, rules or regulations or of any rule or other requirement of any securities exchanges on which the Company's Common Stock may, at the time, be listed. Awards also may be made subject to forfeiture or recovery by the Company pursuant to any compensation recovery policy adopted by the Board of Directors or the Committee at any time, including in response to the requirements of Section 10D of the Exchange Act or as otherwise required by law.

United States Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to the Company and to participants subject to United States taxation with respect to awards granted under the 2019 Plan, based on statutes, regulations and interpretations in effect as of the date of this Proxy Statement.

Non-qualified Stock Options

If a participant is granted a non-qualified stock option under the 2019 Plan, the participant will not recognize taxable income upon the grant of the option. Generally, the participant will recognize ordinary income at the time of exercise in an amount equal to the difference between the fair market value of the shares acquired at the time of exercise and the exercise price paid. The participant's basis in the Common Stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our Common Stock on the date the option was exercised. Any subsequent gain or loss will be taxable as a capital gain or loss. The Company will generally be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes as ordinary income.

Incentive Stock Options

If a participant is granted an incentive stock option under the 2019 Plan, the participant will not recognize taxable income upon grant of the option. Generally, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares acquired at the time of exercise over the aggregate exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If shares acquired upon exercise of an incentive stock option satisfy applicable holding period requirements (a minimum of two years from the date of grant and one year from the date of exercise), the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and the Company will not be entitled to any deduction. Except in the event of death, if the holding period requirements are not met, the incentive stock option will be treated as one that does not meet the requirements of the Code for incentive stock options and the tax consequences described for nonqualified stock options will generally apply.

Other Awards

The current federal income tax consequences of other awards authorized under the 2019 Plan generally follow certain basic patterns. An award of restricted stock results in income recognition by a participant in an amount equal to the fair market value of the shares received at the time the restrictions lapse and the shares vest, unless the participant elects under Code Section 83(b) to accelerate income recognition and the taxability of the award to the date of grant. Stock unit awards generally result in income recognition by a participant at the time payment of such an award is made in an amount equal to the amount paid in cash or the then-current fair market value of the shares received, as applicable. SAR awards result in income recognition by a participant at the time such an award is exercised in an amount equal to the amount of cash or the then-current fair market value of the shares received by the participant, as applicable. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Code Section 162(m) with respect to covered employees.

Section 162(m) of the Code

Code Section 162(m) as in effect prior to the enactment of the Tax Cuts Act limited to $1 million the amount of annual compensation paid to each "covered employee" (as then defined, the CEO and the three other highest paid executive officers employed at the end of the year other than the CFO) that a public company would be permitted to deduct, unless the compensation qualified as performance-based for purposes of Section 162(m). The Tax Cuts Act retained the $1 million deduction limit, but repealed the performance-based compensation exemption and expanded the definition of "covered employees" effective for taxable years beginning after December 31, 2017. "Covered employees" as now defined includes any person who served as CEO or CFO of the Company at any time during a calendar year, the three other most highly compensated executive officers of the Company as of the end of that calendar year, and any other

person who was considered a covered employee in a previous taxable year (but not earlier than 2017). Any awards the Company grants pursuant to the 2019 Plan to covered employees, whether performance-based or otherwise, will be subject to the $1 million annual deduction limitation.

Section 409A of the Code

The foregoing discussion of tax consequences of awards under the 2019 Plan assumes that the award discussed is either not considered a "deferred compensation arrangement" subject to Section 409A of the Code, or has been structured to comply with its requirements. If an award is considered a deferred compensation arrangement subject to Section 409A but fails to comply, in operation or form, with the requirements of Section 409A, the affected participant would generally be required to include in income when the award vests the amount deemed "deferred," would be required to pay an additional 20 percent income tax on such amount, and would be required to pay interest on the tax that would have been paid but for the deferral.

Awards Under the 2019 Plan

Because the 2019 Plan will not become effective until it is approved by our shareholders, the Committee has not yet approved any awards under, or subject to, the 2019 Plan. Since all awards under the 2019 Plan are made in the discretion of the Committee, neither the number nor types of future 2019 Plan awards to be received by or allocated to particular participants or groups of participants is presently determinable. Information regarding awards made under the 2014 Plan during Fiscal 2018 to our NEOs is provided under the caption "Grants of Plan-Based Awards Table" on page 29 of this Proxy Statement and to our nonemployee directors under the caption "Director Compensation" on page 9 of this Proxy Statement.

Equity Compensation Plan Information

The table below provides information as of August 25, 2018 with respect to shares of our Common Stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[1] ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in (a))
Equity compensation plans approved by shareholders - 2004 Plan	9,000[2]	-	—
Equity compensation plans approved by shareholders - 2014 Plan	469,704[3]	36.68	1,677,481[4]
Equity compensation plans not approved by shareholders[5]	47,366[6]	-	[7]
Total	387,920	36.68	1,677,481

(1) This number represents the weighted average exercise price of outstanding stock options only. Restricted share awards do not have an exercise price so weighted average is not applicable.

(2) This number represents unvested share awards granted under the 2004 Plan. No new grants may be made under the 2004 Plan.
(3) This number represents stock options and unvested stock awards granted under the 2014 Plan. The 2014 Plan replaced the 2004 Plan effective January 1, 2014.
(4) This number represents stock options available for grant under the 2014 Plan as of August 25, 2018.
(5) Our sole equity compensation plan not previously submitted to our shareholders for approval is the Directors' Deferred Compensation Plan, as amended ("Directors' Plan"). The Board of Directors may terminate the Directors' Plan at any time. If not terminated earlier, the Directors' Plan will automatically terminate on June 30, 2023. For a description of the key provisions of the Directors' Plan, see the "Director Compensation" section above.
(6) Represents shares of Common Stock issued to a trust which underlie stock units, payable on a one-for-one basis, credited to stock unit accounts as of August 25, 2018 under the Directors' Plan.
(7) The table does not reflect a specific number of stock units which may be distributed pursuant to the Directors' Plan. The Directors' Plan does not limit the number of stock units issuable thereunder. The number of stock units to be distributed pursuant to the Directors' Plan will be based on the amount of director's compensation deferred and the per share price of our common stock at the time of deferral.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE 2019 OMNIBUS INCENTIVE PLAN.

Report of the Audit Committee

The Audit Committee serves as the representative of the Company's Board of Directors for general oversight of the Company's financial accounting and reporting, systems of internal control and audit process, and monitoring compliance with laws, regulations, and standards of business conduct. A copy of the Audit Committee Charter, as last amended as of August 15, 2018, is available on the Corporate Governance portion of the Investor Relations section of our Web Site at http://www.winnebagoind.com and is available in print free of charge to any shareholder who requests it.

Management is responsible for the financial statements and the reporting process, including the system of internal controls.

The Company retained Baker Tilly Virchow Krause, LLP ("Baker Tilly") to act as the Company's internal audit function. In this role, Baker Tilly assisted management with completing its assessment of the Company's internal controls over financial reporting by testing and reviewing the Company's internal control processes. Deloitte & Touche LLP ("Deloitte"), the Company's independent registered public accountant, is responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States and an assessment of the Company's internal controls over financial reporting in accordance with the standards of the United States Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements to be included in the 2018 Form 10-K with Management and the independent accountants. The Audit Committee hereby reports as follows:

• The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended August 25, 2018 of Winnebago Industries, Inc. (the "Audited Financial Statements") with Winnebago Industries, Inc.'s Management.

• The Audit Committee has discussed with Deloitte the matters required to be discussed by the applicable PCAOB auditing standards.
• The Audit Committee has received the written disclosures from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and has discussed with Deloitte its independence.

Based on the review and discussion referred to in the bullet points above, the Audit Committee recommended to the Board of Directors of Winnebago Industries, Inc. that the Audited Financial Statements be included in Winnebago Industries, Inc.'s 2018 Form 10-K, for filing with the SEC.

The Audit Committee
Richard D. Moss, Chair
Maria F. Blase
William C. Fisher
David W. Miles
Martha Tomson Rodamaker

The foregoing report of our Audit Committee shall not be deemed to be incorporated by reference in any previous or future documents filed by our Company with the SEC under the Securities Act or the Exchange Act, except to the extent that we incorporate the report by reference in any such document.

Independent Registered Public Accountant's Fees and Services

The following table presents fees for professional audit services rendered by Deloitte for the audit of our annual financial statements for fiscal years ended August 25, 2018 and August 26, 2017, and fees billed for other services rendered by Deloitte during those periods.

	Fiscal 2018	Fiscal 2017
Audit Fees [1]	$ 1,051,000	$ 1,162,000
Audit-Related Fees [2]	26,000	303,000
Tax Fees [3]	—	—
All Other Fees [4]	—	—
Total	$ 1,077,000	$ 1,465,000

(1) Represents fees for professional services provided for the audit of our annual financial statements, the audit of our internal control over financial reporting, review of our interim financial information and review of other SEC filings.

(2) Represents fees for professional services provided for the audit of our benefit plan and due diligence services.

(3) Represents fees for professional services related to tax compliance and tax planning.

(4) Represents fees for professional services provided to us not otherwise included in the categories above.

The Audit Committee considered whether the provision of tax, benefit plan audit and all other accounting consulting services by Deloitte are compatible with maintaining its independence and concluded that the independence of Deloitte is not compromised by the provision of such services.

Policy Regarding the Approval of Independent Registered Public Accountant Provision of Audit and Nonaudit Services

The Audit Committee Charter requires the Audit Committee to pre-approve the audit and non-audit fees and services that may be provided by Deloitte, our independent registered public accountant, to us. The Audit Committee shall consult with Management but shall not delegate these responsibilities, except that pre-approvals of nonaudit services may be delegated to a single member of the Audit Committee, who shall then inform the entire Audit Committee of the engagement of such services. The Audit Committee pre-approved under that policy all of the audit and non-audit fees and services provided by Deloitte for Fiscal 2018 and Fiscal 2017.

Item 4: Ratification of the Appointment of Independent Registered Public Accountant for the Fiscal Year Ending August 31, 2019

Deloitte & Touche LLP was appointed by the Audit Committee as our independent registered public accountant for the fiscal year ending August 31, 2019. We are asking our shareholders to ratify the appointment of Deloitte, who has served as our independent registered public accountant for over 25 years. Representatives of the firm will be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire and will be available to respond to any shareholder questions that may be asked. For a description of the fees for services rendered by Deloitte in Fiscal 2017 and Fiscal 2018, and a description of our policy regarding the approval of independent registered public accountant provision of audit and non-audit services, see "Independent Registered Public Accountant's Fees and Services" above.

Although ratification by the shareholders is not required by law, the Board of Directors has determined that it is desirable to request approval of this selection by the shareholders. In the event the shareholders fail to ratify the appointment, the Audit Committee will consider this factor when making any determination regarding Deloitte. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the Company's best interests and those of its shareholders.

Passage of the proposal requires the affirmative vote of a majority of the shares entitled to vote on the proposal and represented in person or by proxy at the Meeting at which a quorum is present.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR THE FISCAL YEAR ENDING AUGUST 31, 2019.

Other Matters

The Board of Directors does not know of any matter, other than the election of directors, the advisory approval of executive compensation, the approval of the 2019 Plan, and the ratification of the appointment of independent registered public accountants, which may be presented at the Meeting. However, if any other matters should properly come before the Meeting, it is the intention of the persons named in the proxy to vote thereon in accordance with their best judgment.

Fiscal Year 2019 Shareholder Proposals

If a shareholder intends to present a proposal at our Annual Meeting following Fiscal 2019 and desires that the proposal be included in our 2019 proxy statement and form of proxy for that meeting, the proposal must be in compliance with Rule 14a-8 under the Exchange Act and received at our principal executive offices no later than July 3, 2019.

Our By-Laws require that in order to nominate persons to our Board of Directors, a shareholder must provide advance written notice in the form set forth therein to the Secretary, which notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days before the anniversary of the preceding year's annual meeting and must otherwise comply with our By-Laws.

The By-Laws also require that in order to present a proposal for action by shareholders at an annual meeting, a shareholder must provide advance written notice to the Secretary, which notice must contain detailed information specified in our By-Laws. This notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days before the anniversary of the preceding year's annual meeting.

A copy of our By-Laws may be obtained by written request to: Winnebago Industries, Inc., Attn: Vice President, General Counsel and Secretary, 13200 Pioneer Trail, Suite 150, Eden Prairie, Minnesota 55347.

General

The cost of this proxy solicitation will be borne by us. Solicitation will be made primarily through the Internet and the use of the mail, but our officers, directors or regular employees may solicit proxies personally or by telephone or telegraph without additional remuneration for such activity. In addition, we will reimburse brokerage houses and other custodians, nominees or fiduciaries for their reasonable expenses in forwarding proxies and proxy material to the beneficial owners of such shares.

A copy of our Annual Report for the fiscal year ended August 25, 2018, which includes audited financial statements, is available on the Internet as set forth in the Notice of Internet Availability of Proxy Materials. The financial statements contained therein are not deemed material to the exercise of prudent judgment in regard to any matter to be acted upon at the Annual Meeting and, therefore, such financial statements are not incorporated in this Proxy Statement by reference.

A COPY OF THIS PROXY STATEMENT AND OUR MOST RECENT ANNUAL REPORT TO THE SEC ON FORM 10-K (WITHOUT EXHIBITS) WILL BE FURNISHED, WITHOUT CHARGE, TO OUR SHAREHOLDERS UPON WRITTEN REQUEST PURSUANT TO THE INSTRUCTIONS SET FORTH IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS.

FOR INFORMATION ABOUT US, INCLUDING OUR ANNUAL, QUARTERLY AND CURRENT REPORTS ON SEC FORMS 10-K, 10-Q AND 8-K, RESPECTIVELY, PLEASE VISIT OUR HOME PAGE ON THE INTERNET - HTTP://WWW.WINNEBAGOIND.COM. INFORMATION CONTAINED ON OUR WEB SITE IS NOT INCORPORATED INTO THIS PROXY STATEMENT OR OTHER SECURITIES FILINGS.

By Order of the Board of Directors

October 31, 2018   */s/ Stacy L. Bogart*
Stacy L. Bogart
Vice President - General Counsel
and Secretary

WINNEBAGO INDUSTRIES, INC.
2019 OMNIBUS INCENTIVE PLAN

1. <u>Purpose.</u> The purpose of the Winnebago Industries, Inc. 2019 Omnibus Incentive Plan (the "Plan") is to attract and retain the best available personnel for positions of responsibility with the Company, to provide additional incentives to them and align their interests with those of the Company's stockholders, and to thereby promote the Company's long-term business success.

2. <u>Definitions.</u> In this Plan, the following definitions will apply.

(a) "Affiliate" means any entity that is a Subsidiary of the Company.

(b) "Agreement" means the written or electronic agreement, notice or other document containing the terms and conditions applicable to each Award granted under the Plan, including all amendments thereto. An Agreement is subject to the terms and conditions of the Plan.

(c) "Award" means a grant made under the Plan in the form of Options, Stock Appreciation Rights, Restricted Stock, Stock Units or an Other Stock-Based Award.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" means, unless otherwise defined in a then-effective written agreement (including an Agreement) between a Participant and the Company or any Affiliate, a Participant's (i) material failure to perform satisfactorily the duties reasonably required of the Participant by the Company (other than by reason of Disability); (ii) material violation of any law, rule, regulation, court order or regulatory directive (other than traffic violations, misdemeanors or other minor offenses); (iii) material breach of the Company's business conduct or ethics code or of any fiduciary duty or nondisclosure, non-solicitation, non-competition or similar obligation owed to the Company or any Affiliate; (iv) engaging in any act or practice that involves personal dishonesty on the part of the Participant or demonstrates a willful and continuing disregard for the best interests of the Company and its Affiliates; or (v) engaging in dishonorable or disruptive behavior, practices or acts which would be reasonably expected to harm or bring disrepute to the Company or any of its Affiliates, their business or any of their customers, employees or vendors.

(f) "Change in Control" means, unless otherwise defined in a then-effective written agreement (including an Agreement) between a Participant and the Company or any Affiliate, one of the following:

(1) An Exchange Act Person becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding Voting Securities, except that the following will not constitute a Change in Control:

(A) any acquisition of securities of the Company by an Exchange Act Person from the Company for the purpose of providing financing to the Company;

(B) any formation of a Group consisting solely of beneficial owners of the Company's Voting Securities as of the effective date of this Plan; or

(C) any repurchase or other acquisition by the Company of its Voting Securities that causes any Exchange Act Person to become the beneficial owner of 30% or more of the Company's Voting Securities.

If, however, an Exchange Act Person or Group referenced in clause (A), (B) or (C) above acquires beneficial ownership of additional Company Voting Securities after initially becoming the beneficial owner of 30% or more of the combined voting power of the Company's Voting Securities by one of the means described in those clauses, then a Change in Control will be deemed to have occurred.

(2) Individuals who are Continuing Directors cease for any reason to constitute a majority of the members of the Board.

(3) A Corporate Transaction is consummated, unless, immediately following such Corporate Transaction, all or substantially all of the individuals and entities who were the beneficial owners of the Company's Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding Voting Securities of the surviving or acquiring entity resulting from such Corporate Transaction (including beneficial ownership through any Parent of such entity) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Company's Voting Securities.

Notwithstanding the foregoing, to the extent that any Award constitutes a deferral of compensation subject to Code Section 409A, and if that Award provides for a change in the time or form of payment upon a Change in Control, then no Change in Control shall be deemed to have occurred upon an event described in this Section 2(f) unless the event would also constitute a change in ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company under Code Section 409A.

(g)   "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. For purposes of the Plan, references to sections of the Code shall be deemed to include any applicable regulations thereunder and any successor or similar statutory provisions.

(h)   "Committee" means two or more Non-Employee Directors designated by the Board to administer the Plan under Section 3, each member of which shall be (i) an independent director within the meaning of applicable stock exchange rules and regulations and (ii) a non-employee director within the meaning of Exchange Act Rule 16b-3.

(i)   "Company" means Winnebago Industries, Inc., an Iowa corporation, and any successor thereto.

(j)   "Continuing Director" means an individual (i) who is, as of the effective date of the Plan, a director of the Company, or (ii) who becomes a director of the Company after the effective date hereof and whose initial election, or nomination for election by the Company's stockholders, was approved by at least a majority of the then Continuing Directors, but excluding, for purposes of this clause (ii), an individual whose initial assumption of office occurs as the result of an actual or threatened proxy contest involving the solicitation of proxies or consents by a person or Group other than the Board, or by reason of an agreement intended to avoid or settle an actual or threatened proxy contest.

(k)   "Corporate Transaction" means (i) a sale or other disposition of all or substantially all of the assets of the Company, or (ii) a merger, consolidation, share exchange or similar transaction involving the Company, regardless of whether the Company is the surviving entity.

(l)   "Disability" means (A) any permanent and total disability under any long-term disability plan or policy of the Company or its Affiliates that covers the Participant, or (B) if there is no such long-term disability plan or policy, "total and permanent disability" within the meaning of Code Section 22(e)(3).

(m)   "Employee" means an employee of the Company or an Affiliate.

(n)   "Exchange Act" means the Securities Exchange Act of 1934, as amended and in effect from time to time.

(o)   "Exchange Act Person" means any natural person, entity or Group other than (i) the Company or any Affiliate; (ii) any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate; (iii) an underwriter temporarily holding securities in connection with a registered public offering of such securities; or (iv) an entity whose Voting Securities are beneficially owned by the beneficial owners of the Company's Voting Securities in substantially the same proportions as their beneficial ownership of the Company's Voting Securities.

(p)   "Fair Market Value" means the fair market value of a Share determined as follows:

(1)   If the Shares are readily tradable on an established securities market (as determined under Code Section 409A), then Fair Market Value will be the closing sales price for a Share on the principal securities market on which it trades on the date for which it is being determined, or if no sale of Shares occurred on that date, on the next preceding date on which a sale of Shares occurred, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or

(2)   If the Shares are not then readily tradable on an established securities market (as determined under Code Section 409A), then Fair Market Value will be determined by the Committee as the result of a reasonable application of a reasonable valuation method that satisfies the requirements of Code Section 409A.

(q)   "Full Value Award" means an Award other than an Option Award or Stock Appreciation Right Award.

(r)   "Grant Date" means the date on which the Committee approves the grant of an Award under the Plan, or such later date as may be specified by the Committee on the date the Committee approves the Award.

(s)   "Group" means two or more persons who act, or agree to act together, as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of securities of the Company.

(t)   "Non-Employee Director" means a member of the Board who is not an Employee.

(u)   "Option" means a right granted under the Plan to purchase a specified number of Shares at a specified price. An "Incentive Stock Option" or "ISO" means any Option designated as such and granted in accordance with the requirements of Code Section 422. A "Non-Qualified Stock Option" or "NQSO" means an Option other than an Incentive Stock Option.

(v)   "Other Stock-Based Award" means an Award described in Section 11 of this Plan.

(w)   "Parent" means a "parent corporation," as defined in Code Section 424(e).

(x)   "Participant" means a Service Provider to whom a then-outstanding Award has been granted under the Plan.

(y)   "Performance Measure" may include one or more of the following: (i) stock price measures (including but not limited to growth measures and total shareholder return); (ii) earnings per share (actual or targeted growth); (iii) earnings before interest, taxes, depreciation, and amortization ("EBITDA"); (iv) economic value added ("EVA"); (v) net income measures (including but not limited to income after capital costs and income before or after taxes); (vi) revenue and/or sales (gross or net) and margins; (vii) operating income; (viii) cash flow and working capital measures; (ix) return measures (including but not limited to return on assets, equity and/or invested capital); (x) growth measures (including revenue or sales growth); (xi) market share; (xii) product quality and customer satisfaction measures; (xiii) corporate values and strategic measures (including but not limited to ethics compliance, environmental, safety, strategic and succession planning); and (xiv) any other financial, operational or strategic measure approved by the Committee. Any performance goal based on one or more of the foregoing performance measures may be expressed in absolute amounts, on a per share basis (basic or diluted), relative to one or more other performance measures, as a growth rate or change from preceding periods, or as a comparison to the performance of specified companies, indices or other external measures, and may relate to one or any combination of Company, Affiliate, division, business segments, business units or individual performance.

(z)   "Plan" means this Winnebago Industries, Inc. 2019 Omnibus Incentive Plan, as amended and in effect from time to time.

(aa)   "Prior Plan" means each of the Winnebago Industries, Inc. 2014 Omnibus Equity, Performance Award and Incentive Compensation Plan and the Winnebago Industries, Inc. 2004 Incentive Compensation Plan.

(bb)   "Restricted Stock" means Shares issued to a Participant that are subject to such restrictions on transfer, vesting conditions and other restrictions or limitations as may be set forth in this Plan and the applicable Agreement.

(cc)   "Service" means the provision of services by a Participant to the Company or any Affiliate in any Service Provider capacity. A Service Provider's Service shall be deemed to have terminated either upon an actual cessation of providing services to the Company or any Affiliate or upon the entity to which the Service Provider provides services ceasing to be an Affiliate. Except as otherwise provided in this Plan or any Agreement, Service shall not be deemed terminated in the case of (i) any approved leave of absence; (ii) transfers among the Company and any Affiliates in any Service Provider capacity; or (iii) any change in status so long as the individual remains in the service of the Company or any Affiliate in any Service Provider capacity.

(dd)   "Service Provider" means an Employee, a Non-Employee Director, or any natural person who is a consultant or advisor, or is employed by a consultant or advisor retained by the Company or any Affiliate, and who provides services (other than in connection with (i) a capital-raising transaction or (ii) promoting or maintaining a market in Company securities) to the Company or any Affiliate.

(ee)   "Share" means a share of Stock.

(ff)   "Stock" means the common stock, $0.50 par value per Share, of the Company.

(gg)   "Stock Appreciation Right" or "SAR" means the right to receive, in cash and/or Shares as determined by the Committee, an amount equal to the appreciation in value of a specified number of Shares between the Grant Date of the SAR and its exercise date.

(hh)   "Stock Unit" means a right to receive, in cash and/or Shares as determined by the Committee, the Fair Market Value of a Share, subject to such restrictions on transfer, vesting conditions and other restrictions or limitations as may be set forth in this Plan and the applicable Agreement.

(ii)   "Subsidiary" means a "subsidiary corporation," as defined in Code Section 424(f), of the Company.

(jj)   "Substitute Award" means an Award granted upon the assumption of, or in substitution or exchange for, outstanding awards granted by a company or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines. The terms and conditions of a Substitute Award may vary from the terms and conditions set forth in the Plan to the extent that the Committee at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the award in substitution for which it has been granted.

(kk) "Voting Securities" of an entity means the outstanding equity securities (or comparable equity interests) entitled to vote generally in the election of directors of such entity.

3. Administration of the Plan.

(a) Administration. The authority to control and manage the operations and administration of the Plan shall be vested in the Committee in accordance with this Section 3.

(b) Scope of Authority. Subject to the terms of the Plan, the Committee shall have the authority, in its discretion, to take such actions as it deems necessary or advisable to administer the Plan, including:

(1) determining the Service Providers to whom Awards will be granted, the timing of each such Award, the type of and the number of Shares covered by each Award, the terms, conditions, performance criteria, restrictions and other provisions of Awards, and the manner in which Awards are paid or settled;

(2) cancelling or suspending an Award, accelerating the vesting or extending the exercise period of an Award, or otherwise amending the terms and conditions of any outstanding Award, subject to the requirements of Sections 6(b), 15(d) and 15(e);

(3) adopting sub-plans or special provisions applicable to Awards, establishing, amending or rescinding rules to administer the Plan, interpreting the Plan and any Award or Agreement, reconciling any inconsistency, correcting any defect or supplying an omission in the Plan or any Agreement, and making all other determinations necessary or desirable for the administration of the Plan;

(4) granting Substitute Awards under the Plan

(5) taking such actions as are provided in Section 3(c) with respect to Awards to foreign Service Providers; and

(6) requiring or permitting the deferral of the settlement of an Award, and establishing the terms and conditions of any such deferral.

Notwithstanding the foregoing, the Board shall perform the duties and have the responsibilities of the Committee with respect to Awards made to Non-Employee Directors.

(c) Awards to Foreign Service Providers. The Committee may grant Awards to Service Providers who are foreign nationals, who are located outside of the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory requirements of countries outside of the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to comply with applicable foreign laws and regulatory requirements and to promote achievement of the purposes of the Plan. In connection therewith, the Committee may establish such subplans and modify exercise procedures and other Plan rules and procedures to the extent such actions are deemed necessary or desirable and may take any other action that it deems advisable to obtain local regulatory approvals or to comply with any necessary local governmental regulatory exemptions.

(d) Acts of the Committee; Delegation. A majority of the members of the Committee shall constitute a quorum for any meeting of the Committee, and any act of a majority of the members present at any meeting at which a quorum is present or any act unanimously approved in writing by all members of the Committee shall be the act of the Committee. Any such action of the Committee shall be valid and effective even if one or more members of the Committee at the time of such action are later determined not to have satisfied all of the criteria for membership in clauses (i) and (ii) of Section 2(h). To the extent not inconsistent with applicable law or stock exchange rules, the Committee may delegate all or any portion of its authority under the Plan to any one or more of its members or, as to Awards to Participants who are not subject to Section 16 of the Exchange Act, to one or more directors or executive officers of the Company or to a committee of the Board comprised of one or more directors of the Company. The Committee may also delegate non-discretionary administrative responsibilities in connection with the Plan to such other persons as it deems advisable.

(e) Finality of Decisions. The Committee's interpretation of the Plan and of any Award or Agreement made under the Plan and all related decisions or resolutions of the Board or Committee shall be final and binding on all parties with an interest therein.

(f) Indemnification. Each person who is or has been a member of the Committee or of the Board, and any other person to whom the Committee delegates authority under the Plan, shall be indemnified by the Company, to the maximum extent permitted by law, against liabilities and expenses imposed upon or reasonably incurred by such person in connection with or resulting from any claims against such person by reason of the performance of the individual's duties under the Plan. This right to indemnification is conditioned upon such person providing the Company an opportunity, at the Company's expense, to handle and defend the claims before such person undertakes to handle and defend them on such person's own behalf. The Company will not be required to indemnify any person for any amount paid in settlement of a claim unless the Company has first consented in writing to the settlement.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person or persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise.

4.   **Shares Available Under the Plan.**

(a)   Maximum Shares Available. Subject to Section 4(b) and to adjustment as provided in Section 12(a), the number of Shares that may be the subject of Awards and issued under the Plan shall be 4,100,000. No further awards may be made under the Prior Plan after the effective date of this Plan. Shares issued under the Plan may come from authorized and unissued shares or treasury shares. In determining the number of Shares to be counted against this share reserve in connection with any Award, the following rules shall apply:

(1)   Shares that are subject to Awards of Options or Stock Appreciation Rights shall be counted against the share reserve as one Share for every one Share granted.

(2)   Shares that are subject to Full Value Awards shall be counted against the share reserve as 2.0 Shares for every one Share granted.

(3)   Where the number of Shares subject to an Award is variable on the Grant Date, the number of Shares to be counted against the share reserve shall be the maximum number of Shares that could be received under that particular Award, until such time as it can be determined that only a lesser number of shares could be received.

(4)   Where two or more types of Awards are granted to a Participant in tandem with each other, such that the exercise of one type of Award with respect to a number of Shares cancels at least an equal number of Shares of the other, the number of Shares to be counted against the share reserve shall be the largest number of Shares that would be counted against the share reserve under either of the Awards.

(5)   Shares subject to Substitute Awards shall not be counted against the share reserve, nor shall they reduce the Shares authorized for grant to a Participant in any calendar year.

(6)   Awards that may be settled solely in cash shall not be counted against the share reserve, nor shall they reduce the Shares authorized for grant to a Participant in any calendar year.

(b)   Effect of Forfeitures and Other Actions. Any Shares subject to an Award, or to an award granted under a Prior Plan that is outstanding on the effective date of this Plan (a "Prior Plan Award"), that expires, is cancelled or forfeited or is settled for cash shall, to the extent of such cancellation, forfeiture, expiration or cash settlement, again become available for Awards under this Plan, and the share reserve under Section 4(a) shall be correspondingly replenished as provided in Section 4(c) below. The following Shares shall not, however, again become available for Awards or replenish the share reserve under Section 4(a): (i) Shares tendered (either actually or by attestation) by the Participant or withheld by the Company in payment of the exercise price of a stock option issued under this Plan or a Prior Plan, (ii) Shares tendered (either actually or by attestation) by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an award under this Plan or a Prior Plan, (iii) Shares repurchased by the Company with proceeds received from the exercise of a stock option issued under this Plan or a Prior Plan, and (iv) Shares subject to a stock appreciation right award issued under this Plan or a Prior Plan that are not issued in connection with the stock settlement of that award upon its exercise.

(c)   Counting Shares Again Available. Each Share that again becomes available for Awards as provided in Section 4(b) shall correspondingly increase the share reserve under Section 4(a) by (i) one Share if such Share was subject to an Option or Stock Appreciation Right Award under the Plan, and (ii) 2.0 Shares if such Share was subject to a Full Value Award under the Plan.

(d)   Effect of Plans Operated by Acquired Companies. If a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall supplement the Share reserve under Section 4(a). Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or combination and shall only be made to individuals who were not Employees or Non-Employee Directors prior to such acquisition or combination.

(e)   No Fractional Shares. Unless otherwise determined by the Committee, the number of Shares subject to an Award shall always be a whole number. No fractional Shares may be issued under the Plan, but the Committee may, in its discretion, adopt any rounding convention it deems suitable or pay cash in lieu of any fractional Share in settlement of an Award.

(f)   Individual Option and SAR Limit. The aggregate number of Shares subject to Option and/or Stock Appreciation Right Awards granted during any calendar year to any one Participant other than a Non-Employee Director shall not exceed 500,000 Shares (subject to adjustment as provided in Section 12(a)).

(g)   Full Value Award Compensation Limit. The aggregate grant date fair value (as determined in accordance with generally accepted accounting principles applicable in the United States) of all Full Value Awards that are granted to any one Participant other than a Non-Employee Director during any calendar year shall not exceed $5,000,000.

(h)   Limits on Awards to Non-Employee Directors. The aggregate grant date fair value (as determined in accordance with generally accepted accounting principles applicable in the United States) of all Awards granted during any calendar year to any Non-Employee Director (excluding any Awards granted at the election of a Non-Employee Director in lieu of all or any portion of retainers or fees otherwise payable to Non-Employee Directors in cash) with respect to such individual's Service as a Non-Employee Director shall not exceed $300,000.

5.   **Eligibility.** Participation in the Plan is limited to Service Providers. Incentive Stock Options may only be granted to Employees.

6.   **General Terms of Awards.**

(a)   Award Agreement. Each Award shall be evidenced by an Agreement setting forth the amount of the Award together with such other terms and conditions applicable to the Award (and not inconsistent with the Plan) as determined by the Committee. An Award to a Participant may be made singly or in combination with any form of Award. Two types of Awards may be made in tandem with each other such that the exercise of one type of Award with respect to a number of Shares reduces the number of Shares subject to the related Award by at least an equal amount.

(b)   Vesting and Term. Each Agreement shall set forth the period until the applicable Award is scheduled to vest and, if applicable, expire (which shall not be more than ten years from the Grant Date), and, consistent with the requirements of this Section 6(b), the applicable vesting conditions and any applicable performance period. Awards that vest based solely on the satisfaction by the Participant of service-based vesting conditions shall be subject to a vesting period of not less than one year from the applicable Grant Date (during which no portion of the award may be scheduled to vest), and Awards whose grant or vesting is subject to the satisfaction of performance goals over a performance period shall be subject to a performance period of not less than one year. The foregoing minimum vesting and performance periods will not, however, apply in connection with: (i) a Change in Control as provided in Section 12(b)(2), 12(b)(4) or 12(c), (ii) a termination of Service due to death, Disability, (iii) to a Substitute Award that does not reduce the vesting period of the award being replaced, (iv) Awards made in payment of or exchange for other compensation already earned and payable, and (v) outstanding, exercised and settled Awards involving an aggregate number of Shares not in excess of 5% of the Plan's share reserve specified in Section 4(a). For purposes of Awards to Non-Employee Directors, a vesting period will be deemed to be one year if runs from the date of one annual meeting of the Company's stockholders to the date of the next annual meeting of the Company's stockholders.

(c)   Transferability. Except as provided in this Section 6(c), (i) during the lifetime of a Participant, only the Participant or the Participant's guardian or legal representative may exercise an Option or SAR, or receive payment with respect to any other Award; and (ii) no Award may be sold, assigned, transferred, exchanged or encumbered, voluntarily or involuntarily, other than by will or the laws of descent and distribution. Any attempted transfer in violation of this Section 6(c) shall be of no effect. The Committee may, however, provide in an Agreement or otherwise that an Award (other than an Incentive Stock Option) may be transferred pursuant to a domestic relations order or may be transferable by gift to any "family member" (as defined in General Instruction A.1(a)(5) to Form S-8 under the Securities Act of 1933) of the Participant. Any Award held by a transferee shall continue to be subject to the same terms and conditions that were applicable to that Award immediately before the transfer thereof. For purposes of any provision of the Plan relating to notice to a Participant or to acceleration or termination of an Award upon the death or termination of Service of a Participant, the references to "Participant" shall mean the original grantee of an Award and not any transferee.

(d)   Designation of Beneficiary. To the extent permitted by the Committee, a Participant may designate a beneficiary or beneficiaries to exercise any Award or receive a payment under any Award that is exercisable or payable on or after the Participant's death. Any such designation shall be on a form approved by the Company and shall be effective upon its receipt by the Company.

(e)   Termination of Service. Unless otherwise provided in an applicable Agreement or another then-effective written agreement between a Participant and the Company, and subject to Section 12 of this Plan, if a Participant's Service with the Company and all of its Affiliates terminates, the following provisions shall apply (in all cases subject to the scheduled expiration of an Option or SAR Award, as applicable):

(1)   Upon termination of Service for Cause, or upon conduct during a post-termination exercise period that would constitute Cause, all unexercised Option and SAR Awards and all unvested portions of any other outstanding Awards shall be immediately forfeited without consideration.

(2)   Upon termination of Service for death or Disability, all unvested portions of any outstanding Awards shall vest in full immediately. If the vesting of any such Award is subject to satisfaction of specified performance goals, such Award shall

be deemed "fully vested" for purposes of this Section 6(e)(2) at the target level of performance or, in the discretion of the Committee, the actual level of performance (if determinable).

(3)   Upon termination of Service for any reason other than death or Disability, all unvested and unexercisable portions of any outstanding Awards shall be immediately forfeited without consideration.

(4)   Upon termination of Service for any reason other than Cause, death or Disability, the currently vested and exercisable portions of Option and SAR Awards may be exercised for a period of three months after the date of such termination. However, if a Participant thereafter dies during such three-month period, the vested and exercisable portions of the Option and SAR Awards may be exercised for a period of one year after the date of such termination.

(5)   Upon termination of Service due to death or Disability, the currently vested and exercisable portions of Option and SAR Awards may be exercised for a period of one year after the date of such termination.

(f)   <u>Rights as Stockholder</u>. No Participant shall have any rights as a stockholder with respect to any Shares covered by an Award unless and until the date the Participant becomes the holder of record of the Shares, if any, to which the Award relates.

(g)   <u>Performance-Based Awards</u>. Any Award may be granted as a performance-based Award if the Committee establishes performance goals to be attained based on one or more Performance Measures, and the performance period over which the specified performance is to be attained, as a condition to the grant, vesting, exercisability, lapse of restrictions and/or settlement in cash or Shares of such Award. The Committee will select the applicable Performance Measure(s) and specify the performance goal(s) based on those Performance Measures for any performance period, specify in terms of a formula or standard the method for calculating the amount payable to a Participant if the performance goal(s) are satisfied, and determine the degree to which the grant, vesting, exercisability, lapse of restrictions and/or settlement of such Award has been earned, including the degree to which applicable performance goals have been satisfied. The Committee shall also have the authority to provide, in an Agreement or otherwise, for the modification of a performance period and/or adjustments to or waivers of the achievement of performance goals under specified circumstances such as (i) the occurrence of events that are unusual in nature or infrequently occurring, such as a Change in Control, an equity restructuring (as described in Section 12(a)), acquisitions, divestitures, restructuring activities, recapitalizations, or asset write-downs, (ii) a change in applicable tax laws or accounting principles, or (iii) the Participant's death or Disability. The Committee may, in its discretion and based on such considerations as it deems appropriate, adjust any amount otherwise determined by the application of the performance goals to be otherwise payable in connection with an Award.

(h)   <u>Dividends and Dividend Equivalents</u>. No dividends, dividend equivalents or distributions will be paid with respect to Shares subject to an Option or SAR Award. Unless otherwise provided in an applicable Agreement, any dividends or distributions payable with respect to Shares that are subject to the unvested portion of a Restricted Stock Award will be subject to the same restrictions and risk of forfeiture as the Shares to which such dividends or distributions relate. In its discretion, the Committee may provide in an Award Agreement for a Stock Unit Award or an Other Stock-Based Award that the Participant will be entitled to receive dividend equivalents, based on dividends actually declared and paid on outstanding Shares, on the units or other Share equivalents subject to the Stock Unit Award or Other Stock-Based Award, and unless otherwise provided in an applicable Agreement such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the units or other Share equivalents to which such dividend equivalents relate. The additional terms of any such dividend equivalents will be as set forth in the applicable Agreement, including the time and form of payment and whether such dividend equivalents will be credited with interest or deemed to be reinvested in additional units or Share equivalents. Any Shares issued or issuable during the term of this Plan as the result of the reinvestment of dividends or the deemed reinvestment of dividend equivalents in connection with an Award or a Prior Plan Award shall be counted against, and replenish upon any subsequent forfeiture, the Plan's share reserve as provided in Section 4.

(i)   <u>Deferrals of Full Value Awards</u>. The Committee may, in its discretion, permit or require the deferral by a Participant of the issuance of Shares or payment of cash in settlement of any Full Value Award, subject to such terms, conditions, rules and procedures as it may establish or prescribe for such purpose and with the intention of complying with the applicable requirements of Code Section 409A. The terms, conditions, rules and procedures for any such deferral shall be set forth in writing in the relevant Agreement or in such other agreement, plan or document as the Committee may determine, or some combination of such documents. The terms, conditions, rules and procedures for any such deferral shall address, to the extent relevant, matters such as: (i) the amount of compensation that may or must be deferred (or the method for calculating the amount); (ii) the permissible time(s) and form(s) of payment of deferred amounts; (iii) the terms and conditions of any deferral elections by a Participant or of any deferral required by the Company; and (iv) the crediting of interest or dividend equivalents on deferred amounts. To the extent that any such deferral is effected in accordance with any then-effective non-qualified deferred compensation plan of the Company, the Share equivalents credited to such non-qualified deferred compensation plan account of a Participant shall be deemed Stock Units for purposes of this Plan, and if settled in Shares, such Shares shall be drawn from and charged against the Plan's share reserve.

7.   <u>Stock Option Awards</u>.

(a)   <u>Type and Exercise Price</u>. The Agreement pursuant to which an Option Award is granted shall specify whether the Option is an Incentive Stock Option or a Non-Qualified Stock Option. The exercise price at which each Share subject to an Option Award may be purchased shall be determined by the Committee and set forth in the Agreement, and shall not be less than the Fair

Market Value of a Share on the Grant Date, except in the case of Substitute Awards (to the extent consistent with Code Section 409A and, in the case of Incentive Stock Options, Code Section 424).

(b) <u>Payment of Exercise Price</u>. The purchase price of the Shares with respect to which an Option Award is exercised shall be payable in full at the time of exercise. The purchase price may be paid in cash or in such other manner as the Committee may permit, including by payment under a broker-assisted sale and remittance program, by withholding Shares otherwise issuable to the Participant upon exercise of the Option or by delivery to the Company of Shares (by actual delivery or attestation) already owned by the Participant (in either case, such Shares having a Fair Market Value as of the date the Option is exercised equal to the purchase price of the Shares being purchased).

(c) <u>Exercisability and Expiration</u>. Each Option Award shall be exercisable in whole or in part on the terms provided in the Agreement. No Option Award shall be exercisable at any time after its scheduled expiration. When an Option Award is no longer exercisable, it shall be deemed to have terminated.

(d) <u>Incentive Stock Options</u>.

(1) An Option Award will constitute an Incentive Stock Option Award only if the Participant receiving the Option Award is an Employee, and only to the extent that (i) it is so designated in the applicable Agreement and (ii) the aggregate Fair Market Value (determined as of the Option Award's Grant Date) of the Shares with respect to which Incentive Stock Option Awards held by the Participant first become exercisable in any calendar year (under the Plan and all other plans of the Company and its Affiliates) does not exceed $100,000 or such other amount specified by the Code. To the extent an Option Award granted to a Participant exceeds this limit, the Option Award shall be treated as a Non-Qualified Stock Option Award. The maximum number of Shares that may be issued upon the exercise of Incentive Stock Option Awards under the Plan shall be 4,100,000, subject to adjustment as provided in Section 12(a).

(2) No Participant may receive an Incentive Stock Option Award under the Plan if, immediately after the grant of such Award, the Participant would own (after application of the rules contained in Code Section 424(d)) Shares possessing more than 10% of the total combined Voting Power of all classes of stock of the Company or an Affiliate, unless (i) the per Share exercise price for such Award is at least 110% of the Fair Market Value of a Share on the Grant Date and (ii) such Award will expire no later than five years after its Grant Date.

(3) For purposes of continued Service by a Participant who has been granted an Incentive Stock Option Award, no approved leave of absence may exceed three months unless reemployment upon expiration of such leave is provided by statute or contract. If reemployment is not so provided, then on the date six months following the first day of such leave, any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Non-Qualified Stock Option.

(4) If an Incentive Stock Option Award is exercised after the expiration of the exercise periods that apply for purposes of Code Section 422, such Option shall thereafter be treated as a Non-Qualified Stock Option.

(5) The Agreement covering an Incentive Stock Option Award shall contain such other terms and provisions that the Committee determines necessary to qualify the Option Award as an Incentive Stock Option Award.

8. Stock Appreciation Right Awards.

(a) <u>Nature of Award</u>. An Award of Stock Appreciation Rights shall be subject to such terms and conditions as are determined by the Committee, and shall provide a Participant the right to receive upon exercise of the SAR Award all or a portion of the excess of (i) the Fair Market Value as of the date of exercise of the SAR Award of the number of Shares as to which the SAR Award is being exercised, over (ii) the aggregate exercise price for such number of Shares. The per Share exercise price for any SAR Award shall be determined by the Committee and set forth in the applicable Agreement, and shall not be less than the Fair Market Value of a Share on the Grant Date, except in the case of Substitute Awards (to the extent consistent with Code Section 409A).

(b) <u>Exercise of SAR</u>. Each SAR Award may be exercisable in whole or in part at the times, on the terms and in the manner provided in the Agreement. No SAR Award shall be exercisable at any time after its scheduled expiration. When a SAR Award is no longer exercisable, it shall be deemed to have terminated. Upon exercise of a SAR Award, payment to the Participant shall be made at such time or times as shall be provided in the Agreement in the form of cash, Shares or a combination of cash and Shares as determined by the Committee. The Agreement may provide for a limitation upon the amount or percentage of the total appreciation on which payment (whether in cash and/or Shares) may be made in the event of the exercise of a SAR Award.

9. Restricted Stock Awards.

(a) <u>Vesting and Consideration</u>. Shares subject to a Restricted Stock Award shall be subject to vesting and the lapse of applicable restrictions based on such conditions or factors and occurring over such period of time as the Committee may determine in its discretion. The Committee may provide whether any consideration other than Services must be received by the Company or any Affiliate as a condition precedent to the grant of a Restricted Stock Award and may correspondingly provide for Company reacquisition or repurchase rights if such additional consideration has been required and some or all of a Restricted Stock Award does not vest.

(b)   Shares Subject to Restricted Stock Awards. Unvested Shares subject to a Restricted Stock Award shall be evidenced by a book-entry in the name of the Participant with the Company's transfer agent or by one or more Stock certificates issued in the name of the Participant. Any such Stock certificate shall be deposited with the Company or its designee, together with an assignment separate from the certificate, in blank, signed by the Participant, and bear an appropriate legend referring to the restricted nature of the Restricted Stock evidenced thereby. Any book-entry shall be subject to comparable restrictions and corresponding stop transfer instructions. Upon the vesting of Shares of Restricted Stock, and the Company's determination that any necessary conditions precedent to the release of vested Shares (such as satisfaction of tax withholding obligations and compliance with applicable legal requirements) have been satisfied, such vested Shares shall be made available to the Participant in such manner as may be prescribed or permitted by the Committee. Except as otherwise provided in the Plan or an applicable Agreement, a Participant with a Restricted Stock Award shall have all the rights of a shareholder, including the right to vote the Shares of Restricted Stock.

10.   Stock Unit Awards.

(a)   Vesting and Consideration. A Stock Unit Award shall be subject to vesting and the lapse of applicable restrictions based on such conditions or factors and occurring over such period of time as the Committee may determine in its discretion. If vesting of a Stock Unit Award is conditioned on the achievement of specified performance goals, the extent to which they are achieved over the specified performance period shall determine the number of Stock Units that will be earned and eligible to vest, which may be greater or less than the target number of Stock Units stated in the Agreement. The Committee may provide whether any consideration other than Services must be received by the Company or any Affiliate as a condition precedent to the settlement of a Stock Unit Award.

(b)   Settlement of Award. Following the vesting of a Stock Unit Award, and the Company's determination that any necessary conditions precedent to the settlement of the Award (such as satisfaction of tax withholding obligations and compliance with applicable legal requirements) have been satisfied, settlement of the Award and payment to the Participant shall be made at such time or times in the form of cash, Shares (which may themselves be considered Restricted Stock under the Plan) or a combination of cash and Shares as determined by the Committee.

11.   Other Stock-Based Awards. The Committee may from time to time grant Shares and other Awards that are valued by reference to and/or payable in whole or in part in Shares under the Plan. The Committee shall determine the terms and conditions of such Awards, which shall be consistent with the terms and purposes of the Plan. The Committee may direct the Company to issue Shares subject to restrictive legends and/or stop transfer instructions that are consistent with the terms and conditions of the Award to which the Shares relate.

12.   Changes in Capitalization, Corporate Transactions, Change in Control.

(a)   Adjustments for Changes in Capitalization. In the event of any equity restructuring (within the meaning of FASB ASC Topic 718) that causes the per share value of Shares to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the Committee shall make such adjustments as it deems equitable and appropriate to (i) the aggregate number and kind of Shares or other securities issued or reserved for issuance under the Plan, (ii) the number and kind of Shares or other securities subject to outstanding Awards, (iii) the exercise price of outstanding Options and SARs, and (iv) any maximum limitations prescribed by the Plan with respect to certain types of Awards or the grants to individuals of certain types of Awards. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of Participants. In either case, any such adjustment shall be conclusive and binding for all purposes of the Plan. No adjustment shall be made pursuant to this Section 12(a) in connection with the conversion of any convertible securities of the Company, or in a manner that would cause Incentive Stock Options to violate Section 422(b) of the Code or cause an Award to be subject to adverse tax consequences under Section 409A of the Code.

(b)   Corporate Transactions; Change in Control. Unless otherwise provided in an applicable Agreement or another written agreement between a Participant and the Company, the following provisions shall apply to outstanding Awards in the event of a Change in Control that involves a Corporate Transaction.

(1)   *Continuation, Assumption or Replacement of Awards*. In the event of a Corporate Transaction, then the surviving or successor entity (or its Parent) may continue, assume or replace Awards outstanding as of the date of the Corporate Transaction (with such adjustments as may be required or permitted by Section 12(a)), and such Awards or replacements therefor shall remain outstanding and be governed by their respective terms, subject to Section 12(b)(4) below. A surviving or successor entity may elect to continue, assume or replace only some Awards or portions of Awards. For purposes of this Section 12(b)(1), an Award shall be considered assumed or replaced if, in connection with the Corporate Transaction and in a manner consistent with Code Section 409A (and Code Section 424 if the Award is an ISO), either (i) the contractual obligations represented by the Award are

expressly assumed by the surviving or successor entity (or its Parent) with appropriate adjustments to the number and type of securities subject to the Award and the exercise price thereof that preserves the intrinsic value of the Award existing at the time of the Corporate Transaction, or (ii) the Participant has received a comparable equity-based award that preserves the intrinsic value of the Award existing at the time of the Corporate Transaction and contains terms and conditions that are substantially similar to those of the Award. To the extent vesting of any Award continued, assumed or replaced under this Section 12(b)(1) is subject to satisfaction of specified performance goals, those goals shall be deemed to be achieved as of the date of the Corporate Transaction at the target level of performance, or, in the discretion of the Committee, at the actual level of performance (if determinable), and such Awards shall continue to be subject to any continuing service requirements.

(2)   *Acceleration*. If and to the extent that outstanding Awards under the Plan are not continued, assumed or replaced in connection with a Corporate Transaction, then (i) all outstanding Option and SAR Awards shall become fully vested and exercisable for such period of time prior to the effective time of the Corporate Transaction as is deemed fair and equitable by the Committee, and shall terminate at the effective time of the Corporate Transaction, (ii) all outstanding Full Value Awards shall fully vest immediately prior to the effective time of the Corporate Transaction, and (iii) to the extent vesting of any Award is subject to satisfaction of specified performance goals, such Award shall be deemed "fully vested" for purposes of this Section 12(b)(2) at the greater of target level of performance or actual level of performance (if determinable) and the vested portion of the Award at that level of performance is proportionate to the portion of the performance period that has elapsed as of the effective time of the Corporate Transaction. The Committee shall provide written notice of the period of accelerated exercisability of Option and SAR Awards to all affected Participants. The exercise of any Option or SAR Award whose exercisability is accelerated as provided in this Section 12(b)(2) shall be conditioned upon the consummation of the Corporate Transaction and shall be effective only immediately before such consummation.

(3)   *Payment for Awards*. If and to the extent that outstanding Awards under the Plan are not continued, assumed or replaced in connection with a Corporate Transaction, then the Committee may provide that some or all of such outstanding Awards shall be canceled at or immediately prior to the effective time of the Corporate Transaction in exchange for payments to the holders as provided in this Section 12(b)(3). The Committee will not be required to treat all Awards similarly for purposes of this Section 12(b)(3). The payment for any Award canceled shall be in an amount equal to the difference, if any, between (i) the fair market value (as determined in good faith by the Committee) of the consideration that would otherwise be received in the Corporate Transaction for the number of Shares subject to the Award, and (ii) the aggregate exercise price (if any) for the Shares subject to such Award. If the amount determined pursuant to the preceding sentence is not a positive number with respect to any Award, such Award may be canceled pursuant to this Section 12(b)(3) without payment of any kind to the affected Participant. With respect to an Award whose vesting is subject to the satisfaction of specified performance goals, the number of Shares subject to such an Award for purposes of this Section 12(b)(3) shall be the number of Shares as to which the Award would have been deemed "fully vested" for purposes of Section 12(b)(2). Payment of any amount under this Section 12(b)(3) shall be made in such form, on such terms and subject to such conditions as the Committee determines in its discretion, which may or may not be the same as the form, terms and conditions applicable to payments to the Company's stockholders in connection with the Corporate Transaction, and may, in the Committee's discretion, include subjecting such payments to vesting conditions comparable to those of the Award canceled, subjecting such payments to escrow or holdback terms comparable to those imposed upon the Company's stockholders under the Corporate Transaction, or calculating and paying the present value of payments that would otherwise be subject to escrow or holdback terms.

(4)   *Termination After a Corporate Transaction*. If and to the extent that Awards are continued, assumed or replaced under the circumstances described in Section 12(b)(1), and if within twenty-four (24) months after the Corporate Transaction a Participant experiences an involuntary termination of Service for reasons other than Cause, or, if so provided in the discretion of the Committee in an Agreement, terminates his or her Service for Good Reason (as defined in the applicable Agreement or other then-effective written agreement between the Participant and the Company), then (i) outstanding Option and SAR Awards issued to the Participant that are not yet fully exercisable shall immediately become exercisable in full and shall remain exercisable for one year following the Participant's termination of employment, and (ii) any Full Value Awards that are not yet fully vested shall immediately vest in full.

(c)   Other Change in Control. In the event of a Change in Control that does not involve a Corporate Transaction, if within twenty-four (24) months after the Change in Control a Participant experiences an involuntary termination of Service for reasons other than Cause, or, if so provided in the discretion of the Committee in an Agreement, terminates his or her Service for Good Reason (as defined in the applicable Agreement or other then-effective written agreement between the Participant and the Company), then (i) outstanding Option and SAR Awards issued to the Participant that are not yet fully exercisable shall immediately become fully vested and exercisable and shall remain exercisable for one year following the Participant's termination of employment, (ii) any Full Value Awards that are not yet fully vested shall immediately vest in full, and (iii) to the extent vesting of any Award is subject to satisfaction of specified performance goals, such Award shall be deemed "fully vested" for purposes of this Section 12(c) at the greater of target level of performance or actual level of performance (if determinable) and the vested portion of the Award at that level of performance is proportionate to the portion of the performance period that has occurred up to the date of such Participant's termination of Service.

(d)   Dissolution or Liquidation. Unless otherwise provided in an applicable Agreement, in the event of a proposed dissolution or liquidation of the Company, the Committee will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. An Award will terminate immediately prior to the consummation of such proposed action.

(e)   Parachute Payment Limitation.

(1)   Notwithstanding any other provision of this Plan or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its Affiliates to a Participant or for the Participant's benefit pursuant to the terms of this Plan or otherwise ("Covered Payments") constitute parachute payments ("Parachute Payments") within the meaning of Section 280G of the Code, and would, but for this Section 12(e) be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law and any interest or penalties with respect to such taxes (collectively, the "Excise Tax"), then the Covered Payments shall be payable either (i) in full or (ii) reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax, whichever of the foregoing clauses (i) or (ii) results in the Participant's receipt on an after-tax basis of the greatest amount of payments and benefits after taking into account the applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax).

(2)   Any such reduction shall be made in accordance with Section 409A of the Code and the following: (i) the Covered Payments which do not constitute deferred compensation subject to Section 409A of the Code shall be reduced first, and (ii) Covered Payments that are cash payments shall be reduced before non-cash payments, and Covered Payments to be made on a later payment date shall be reduced before payments to be made on an earlier payment date.

(3)   If, notwithstanding the initial application of this Section 12(e), the Internal Revenue Service determines that any Covered Payment constitutes an "excess parachute payment" (as defined by Section 280G(b) of the Code), this Section 12(e) will be reapplied based on the Internal Revenue Service's determination, and the Participant will be required to promptly repay the portion of the Covered Payments required to avoid imposition of the Excise Tax together with interest at the applicable federal rate (as defined in Section 7872(f)(2)(A) of the Code) from the date of the Participant's receipt of the excess payments until the date of repayment).

(4)   Any determination required under this Section 12(e) shall be made in writing in good faith by the accounting firm which was the Company's independent auditor immediately before the Change in Control (the "Accountants"), which shall provide detailed supporting calculations to the Company and the Participant as requested by the Company or the Participant. The Company and the Participant shall provide the Accountants with such information and documents as the Accountants may reasonably request in order to make a determination under this Section 12(e). The Company shall be responsible for all fees and expenses of the Accountants.

13.   Plan Participation and Service Provider Status. Status as a Service Provider shall not be construed as a commitment that any Award will be made under the Plan to that Service Provider or to eligible Service Providers generally. Nothing in the Plan or in any Agreement or related documents shall confer upon any Service Provider or Participant any right to continued Service with the Company or any Affiliate, nor shall it interfere with or limit in any way any right of the Company or any Affiliate to terminate the person's Service at any time with or without Cause or change such person's compensation, other benefits, job responsibilities or title.

14.   Tax Withholding. The Company or any Affiliate, as applicable, shall have the right to (i) withhold from any cash payment under the Plan or any other compensation owed to a Participant an amount sufficient to cover any required withholding taxes related to the grant, vesting, exercise or settlement of an Award, and (ii) require a Participant or other person receiving Shares under the Plan to pay a cash amount sufficient to cover any required withholding taxes before actual receipt of those Shares. In lieu of all or any part of a cash payment from a person receiving Shares under the Plan, the Committee may permit the Participant to satisfy all or any part of the required tax withholding obligations (but not to exceed the maximum individual statutory tax rate in each applicable jurisdiction) by authorizing the Company to withhold a number of the Shares that would otherwise be delivered to the Participant pursuant to the Award, or by transferring to the Company Shares already owned by the Participant, with the Shares so withheld or delivered having a Fair Market Value on the date the taxes are required to be withheld equal to the amount of taxes to be withheld.

15.   Effective Date, Duration, Amendment and Termination of the Plan.

(a)   Effective Date. The Plan shall become effective on the date it is approved by the Company's shareholders, which shall be considered the date of its adoption for purposes of Treasury Regulation §1.422-2(b)(2)(i). No Awards shall be made under the Plan prior to its effective date. If the Company's shareholders fail to approve the Plan by January 31, 2019, the Plan will be of no further force or effect.

(b)   Duration of the Plan. The Plan shall remain in effect until all Shares subject to it are distributed, all Awards have expired or terminated, the Plan is terminated pursuant to Section 15(c), or the tenth anniversary of the effective date of the Plan, whichever occurs first (the "Termination Date"). Awards made before the Termination Date shall continue to be outstanding in accordance with their terms and the terms of the Plan unless otherwise provided in the applicable Agreements.

(c)   Amendment and Termination of the Plan. The Board may at any time terminate, suspend or amend the Plan. The Company shall submit any amendment of the Plan to its stockholders for approval only to the extent required by applicable laws or regulations or the rules of any securities exchange on which the Shares may then be listed. No termination, suspension, or amendment of the Plan may materially impair the rights of any Participant under a previously granted Award without the Participant's consent, unless such action is necessary to comply with applicable law or stock exchange rules.

(d)   Amendment of Awards. Subject to Section 15(e), the Committee may unilaterally amend the terms of any Agreement evidencing an Award previously granted, except that no such amendment may materially impair the rights of any Participant under the applicable Award without the Participant's consent, unless such amendment is necessary to comply with applicable law or stock exchange rules or any compensation recovery policy as provided in Section 16(i).

(e)   No Option or SAR Repricing. Except as provided in Section 12(a), no Option or Stock Appreciation Right Award granted under the Plan may be (i) amended to decrease the exercise price thereof, (ii) cancelled in conjunction with the grant of any new Option or Stock Appreciation Right Award with a lower exercise price, (iii) cancelled in exchange for cash, other property or the grant of any Full Value Award at a time when the per share exercise price of the Option or Stock Appreciation Right Award is greater than the current Fair Market Value of a Share, or (iv) otherwise subject to any action that would be treated under accounting rules as a "repricing" of such Option or Stock Appreciation Right Award, unless such action is first approved by the Company's stockholders.

16.   Other Provisions.

(a)   Unfunded Plan. The Plan shall be unfunded, and the Company shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Neither the Company, its Affiliates, the Committee, nor the Board shall be deemed to be a trustee of any amounts to be paid under the Plan nor shall anything contained in the Plan or any action taken pursuant to its provisions create or be construed to create a fiduciary relationship between the Company and/or its Affiliates, and a Participant.   To the extent any person has or acquires a right to receive a payment in connection with an Award under the Plan, this right shall be no greater than the right of an unsecured general creditor of the Company.

(b)   Limits of Liability. Except as may be required by law, neither the Company nor any member of the Board or of the Committee, nor any other person participating (including participation pursuant to a delegation of authority under Section 3(c) of the Plan) in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken, or not taken, in good faith under the Plan.

(c)   Compliance with Applicable Legal Requirements and Company Policies. No Shares distributable pursuant to the Plan shall be issued and delivered unless and until the issuance of the Shares complies with all applicable legal requirements, including compliance with the provisions of applicable state and federal securities laws, and the requirements of any securities exchanges on which the Company's Shares may, at the time, be listed. During any period in which the offering and issuance of Shares under the Plan is not registered under federal or state securities laws, Participants shall acknowledge that they are acquiring Shares under the Plan for investment purposes and not for resale, and that Shares may not be transferred except pursuant to an effective registration statement under, or an exemption from the registration requirements of, such securities laws. Any stock certificate or book-entry evidencing Shares issued under the Plan that are subject to securities law restrictions shall bear or be accompanied by an appropriate restrictive legend or stop transfer instruction. Notwithstanding any other provision of this Plan, the acquisition, holding or disposition of Shares acquired pursuant to the Plan shall in all events be subject to compliance with applicable Company policies, including those relating to insider trading, pledging or hedging transactions, minimum post-vesting holding periods and stock ownership guidelines, and to forfeiture or recovery of compensation as provided in Section 16(i).

(d)   Other Benefit and Compensation Programs. Payments and other benefits received by a Participant under an Award made pursuant to the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of the termination, indemnity or severance pay laws of any country and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Company or an Affiliate unless expressly so provided by such other plan, contract or arrangement, or unless the Committee expressly determines that an Award or portion of an Award should be included to accurately reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of competitive cash compensation.

(e)   Governing Law. To the extent that federal laws do not otherwise control, the Plan and all determinations made and actions taken pursuant to the Plan shall be governed by the laws of the State of Iowa without regard to its conflicts-of-law principles and shall be construed accordingly.

(f)   Severability. If any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(g)   Code Section 409A. It is intended that (i) all Awards of Options, SARs and Restricted Stock under the Plan will not provide for the deferral of compensation within the meaning of Code Section 409A and thereby be exempt from Code Section 409A, and (ii) all other Awards under the Plan will either not provide for the deferral of compensation within the meaning of Code Section 409A, or will comply with the requirements of Code Section 409A, and Awards shall be structured and the Plan administered and interpreted in accordance with this intent. The Plan and any Agreement may be unilaterally amended by the Company in any manner deemed necessary or advisable by the Committee or Board in order to maintain such exemption from or compliance with Code Section 409A, and any such amendment shall conclusively be presumed to be necessary to comply with applicable law. Notwithstanding anything to the contrary in the Plan or any Agreement, with respect to any Award that constitutes a deferral of compensation subject to Code Section 409A:

(1)   If any amount is payable under such Award upon a termination of Service, a termination of Service will be deemed to have occurred only at such time as the Participant has experienced a "separation from service" as such term is defined for purposes of Code Section 409A;

(2)   If any amount shall be payable with respect to any such Award as a result of a Participant's "separation from service" at such time as the Participant is a "specified employee" within the meaning of Code Section 409A, then no payment shall be made, except as permitted under Code Section 409A, prior to the first business day after the earlier of (i) the date that is six months after the Participant's separation from service or (ii) the Participant's death. Unless the Committee has adopted a specified employee identification policy as contemplated by Code Section 409A, specified employees will be identified in accordance with the default provisions specified under Code Section 409A.

None of the Company, the Board, the Committee nor any other person involved with the administration of this Plan shall (i) in any way be responsible for ensuring the exemption of any Award from, or compliance by any Award with, the requirements of Code Section 409A, (ii) have any obligation to design or administer the Plan or Awards granted thereunder in a manner that minimizes a Participant's tax liabilities, including the avoidance of any additional tax liabilities under Code Section 409A, and (iii) shall have any liability to any Participant for any such tax liabilities.

(h)   Rule 16b-3. It is intended that the Plan and all Awards granted pursuant to it shall be administered by the Committee so as to permit the Plan and Awards to comply with Exchange Act Rule 16b-3. If any provision of the Plan or of any Award would otherwise frustrate or conflict with the intent expressed in this Section 16(h), that provision to the extent possible shall be interpreted and deemed amended in the manner determined by the Committee so as to avoid the conflict. To the extent of any remaining irreconcilable conflict with this intent, the provision shall be deemed void as applied to Participants subject to Section 16 of the Exchange Act to the extent permitted by law and in the manner deemed advisable by the Committee.

(i)   Forfeiture and Compensation Recovery.

(1)   The Committee may specify in an Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture or recovery by the Company upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include termination of Service for Cause; violation of any material Company or Affiliate policy; breach of noncompetition, non-solicitation or confidentiality provisions that apply to the Participant; a determination that the payment of the Award was based on an incorrect determination that financial or other criteria were met or other conduct by the Participant that is detrimental to the business or reputation of the Company or its Affiliates.

(2)   Awards and any compensation associated therewith may be made subject to forfeiture, recovery by the Company or other action pursuant to any compensation recovery policy adopted by the Board or the Committee at any time, including in response to the requirements of Section 10D of the Exchange Act and any implementing rules and regulations thereunder, or as otherwise required by law. Any Agreement may be unilaterally amended by the Committee to comply with any such compensation recovery policy.



WINNEBAGO INDUSTRIES, INC.
ATTN: CORY NELSON
13200 PIONEER TRAIL, SUITE 150
EDEN PRAIRIE, MN 55347

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on December 10, 2018 for shares held directly and by 11:59 p.m. Eastern Time on December 6, 2018 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/WGO2018**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time December 10, 2018 for shares held directly and by 11:59 p.m. Eastern Time on December 6, 2018 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E51679-P13742 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

WINNEBAGO INDUSTRIES, INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Maria F. Blase
02) Christopher J. Braun
03) David W. Miles

The Board of Directors recommends you vote FOR items 2, 3 and 4.

	For	Against	Abstain
2. Advisory approval of executive compensation (the "say on pay" vote).	☐	☐	☐
3. Approval of the Winnebago Industries, Inc. 2019 Omnibus Incentive Plan.	☐	☐	☐
4. Ratification of the appointment of Deloitte & Touche LLP as Winnebago Industries, Inc.'s Independent Registered Public Accountant for the fiscal year ending August 31, 2019.	☐	☐	☐

NOTE: To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date



ANNUAL MEETING OF SHAREHOLDERS
Tuesday, December 11, 2018
4:00 p.m. Central Standard Time
Virtual Meeting www.virtualshareholdermeeting.com/WGO2018

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report/Form 10-K are available at www.proxyvote.com.

E51680-P13742

WINNEBAGO INDUSTRIES, INC.
Annual Meeting of Shareholders
December 11, 2018 4:00 PM
This proxy is solicited by the Board of Directors

The undersigned hereby appoints Stacy L. Bogart and Michael J. Happe, or either of them, the undersigned's attorneys and proxies, with full power of substitution, to vote all shares of Common Stock of Winnebago Industries, Inc. which the undersigned is entitled to vote, as fully as the undersigned could do if personally present, at the Annual Meeting of Shareholders of said corporation to be held virtually at www.virtualshareholdermeeting.com/WGO2018 on the 11th day of December, 2018, at 4:00 p.m., Central Standard Time, and at any and all adjournments thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address Changes/Comments: _____

_____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

*** Exercise Your *Right* to Vote ***
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on December 11, 2018.

WINNEBAGO INDUSTRIES, INC.



WINNEBAGO INDUSTRIES, INC.
ATTN: CORY NELSON
13200 PIONEER TRAIL, SUITE 150
EDEN PRAIRIE, MN 55347

E51681-P13742

Meeting Information	
Meeting Type:	Annual Meeting
For holders as of:	October 16, 2018
Date: December 11, 2018	**Time:** 4:00 PM CST
Location:	Meeting live via the Internet-please visit www.virtualshareholdermeeting.com/WGO2018

The company will be hosting the meeting live via the Internet this year. To attend the meeting via the Internet please visit www.virtualshareholdermeeting.com/WGO2018 and be sure to have the information that is printed in the box marked by the arrow → [XXXX XXXX XXXX XXXX] (located on the following page).

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT/FORM 10-K

How to View Online:

Have the information that is printed in the box marked by the arrow →|XXXX XXXX XXXX XXXX| (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

            1) *BY INTERNET:*   www.proxyvote.com
            2) *BY TELEPHONE:*   1-800-579-1639
            3) *BY E-MAIL*:*   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow →|XXXX XXXX XXXX XXXX| (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before November 27, 2018 to facilitate timely delivery.

— How To Vote —
Please Choose One of the Following Voting Methods

Vote By Internet:

   Before The Meeting:
        Go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow →|XXXX XXXX XXXX XXXX| (located on the following page) available and follow the instructions.

   During The Meeting:
        Go to *www.virtualshareholdermeeting.com/WGO2018.* Have the information that is printed in the box marked by the arrow →|XXXX XXXX XXXX XXXX| (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

   Nominees:

   01) Maria F. Blase
   02) Christopher J. Braun
   03) David W. Miles

The Board of Directors recommends you vote FOR Items 2, 3 and 4.

2. Advisory approval of executive compensation (the "say on pay" vote).

3. Approval of the Winnebago Industries, Inc. 2019 Omnibus Incentive Plan.

4. Ratification of the appointment of Deloitte & Touche LLP as Winnebago Industries, Inc.'s Independent Registered Public Accountant for the fiscal year ending August 31, 2019.

NOTE: To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

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